Exhibit 99.1

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 00670) 60th ANNIVERSARY WORLD - CLASS HOSPITALITY WITH EASTERN CHARM ANNUAL REPORT 2016

 CONTENTS 2 Definitions 6 Financial Highlights (prepared in accordance with International Financial Reporting Standards) 7 Summary of Accounting and Business Data (prepared in accordance with PRC Accounting Standards) 8 Summary of Operating Data 10 Fleet Structure 16 Milestones 2016 20 Chairman’s Statement 28 Review of Operations and Management’s Discussion and Analysis 49 Report of Directors 72 Corporate Governance 89 Report of the Supervisory Committee 91 Social Responsibilities 92 Financial Statements prepared in accordance with International Financial Reporting Standards • Independent Auditor’s Report • Consolidated Statement of Profit or Loss and Other Comprehensive Income • Consolidated Statement of Financial Position • Consolidated Statement of Changes in Equity • Consolidated Statement of Cash Flows • Notes to the Financial Statements 190 Supplementary Financial Information

2 China Eastern Airlines Corporation Limited Annual Report 2016 Definitions In this report, unless the context otherwise requires, the following expressions have the following meanings: Articles means the articles of association of the Company Available freight tonne – kilometres (AFTK) means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route Available seat – kilometres (ASK) means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route Available tonne – kilometres (ATK) means the sum of capacity available for the carriage multiplied by the distance flown for every route Board means the board of directors of the Company CAAC means the Civil Aviation Administration of China CEA Holding means 中國東方航空集團公司 (China Eastern Air Holding Company), the controlling shareholder of the Company CES Finance means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company CES Global means 東航國際控股 (香港) 有限公司 (CES Global Holdings (Hong Kong) Limited), an indirect wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company, a direct wholly-owned subsidiary of CES Finance CES Lease Company means 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by CES Global (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭 盈德氣體有限公司 (Baotou Yingde Gases Co., Limited) (an independent third party, the sole shareholder of which is Yingde Gases Group Company Limited, a company listed on the Stock Exchange) CES Media means 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Limited), which is a controlled subsidiary of CEA Holding, and is interested as to 55% and 45% by CEA Holding and the Company, respectively China Aviation Supplies means China Aviation Supplies Holding Company (中國航空器材有限責任公司), the Company’s related party pursuant Shanghai Listing Rules China Cargo Airlines means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics during the reporting period, which is a wholly-owned subsidiary of the Company, and is currently a controlled subsidiary of Eastern Logistics (a wholly-owned subsidiary of the Eastern Airlines Industry Investment Company Limited) China Eastern Airlines, CEA, or the Company means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)

3 Definitions China United Airlines means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company Code means the Corporate Governance Code set out in Appendix 14 to the Listing Rules Code-share means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code-share agreements entered into with other airlines, an airline may conduct sales for the seats of code-share flights operated by other airlines as its own products CSRC means the China Securities Regulatory Commission Ctrip means Ctrip Computer Technology (Shanghai) Co., Limited Daily utilisation of aircraft means the actual flying hours of a registered aircraft in every operating day Delta Air Lines means Delta Air Lines, Inc., a substantial shareholder of the Company Directors means the directors of the Company Eastern Air Finance means 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Limited), which is a controlled subsidiary of CEA Holding, and is interested as to 53.75%, 21.25% and 25% by CEA Holding, CES Finance and the Company, respectively Eastern Air Jiangsu means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited), a controlled subsidiary of the Company Eastern Air Overseas means 東航海外(香港) 有限公司 (Eastern Air Overseas (Hong Kong) Co., Limited), a wholly- owned subsidiary of the Company Eastern Air Wuhan means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited), a controlled subsidiary of the Company Eastern Air Yunnan means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited), a controlled subsidiary of the Company Eastern Airlines Industry Investment means 東航產業投資有限公司 (Eastern Airlines Industry Investment Company Limited), a wholly-owned subsidiary of CEA Holding Eastern E-Commerce means 東方航空電子商務有限公司 (China Eastern Airlines E-Commerce Co., Limited), a wholly-owned subsidiary of the Company Eastern Logistics means 東方航空物流有限公司 (Eastern Airlines Logistics Co., Limited), a wholly-owned subsidiary of the Company during the reporting period, a wholly-owned subsidiary of Eastern Airlines Industry Investment Eastern Technology means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly- owned subsidiary of the Company Eastern Tourism means 東航旅業投資 ( 集團) 有限公司 (Eastern Air Tourism Investment Group Co., Limited), a wholly-owned subsidiary of CEA Holding

4 China Eastern Airlines Corporation Limited Annual Report 2016 Definitions Freight load factor means the ratio of freight traffic volume to AFTK Freight tonne – kilometres yield means the ratio of the sum of freight transportation and related revenue to freight traffic volume Freight traffic volume means the sum of cargo and mail load in tonnes multiplied by the distance flown for every route Frequent flyer program means the strategic initiative which offers reward miles to passengers who frequently fly the airlines by accumulating flight kilometers or points thereby enhancing customers’ satisfaction level and loyalty Group means the Company and its subsidiaries Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited IFRSs means International Financial Reporting Standards Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Model Code means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules NYSE means the New York Stock Exchange Overall load factor means the ratio of total traffic volume to ATK Passenger – kilometres yield means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume Passenger load factor means the ratio of passenger traffic volume to ASK passenger traffic volume means the sum of the number of passengers carried multiplied by 0.09 the distance flown for every route PRC means the People’s Republic of China Revenue freight tonne – kilometres (RFTK) means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route Revenue passenger – kilometres (RPK) means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route Revenue tonne – kilometres (RTK) means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route Revenue tonne – kilometres yield means the ratio of the sum of transportation and related revenue to total traffic volume

 5 Definitions SFO means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) Shanghai Airlines means 上海航空有限公司 (Shanghai Airlines Co., Limited), a wholly-owned subsidiary of the Company Shanghai Airlines Tours means 上海航空國際旅遊( 集團) 有限公司 (Shanghai Airlines Tours, International (Group) Co., Limited), a wholly-owned subsidiary of the Company Shanghai Flight Training means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company Shanghai Listing Rules means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange Shareholder(s) means the shareholder(s) of the Company SkyTeam Alliance means the SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to the website http://www.skyteam.com/ for more details about the SkyTeam Alliance Supervisors means the supervisors of the Company Supervisory Committee means the supervisory committee of the Company The end of the Reporting Period means 31 December 2016 The Reporting Period means from 1 January 2016 to 31 December 2016 Total traffic volume means the sum of the number of passengers carried multiplied by the distance flown for every route (every adult passenger assumed to account for 90 kilogrammes) TravelSky means 中國民航信息網絡股份有限公司(TravelSky Technology Limited), the Company’s related party pursuant Shanghai Listing Rules USA means the United States of America Weight of freight carried means the actual weight of freight carried Zhejiang Branch means Zhejiang branch office of China Eastern Airlines

6
China Eastern Airlines Corporation Limited
Annual Report 2016

Financial Highlights

(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB million

	2012	2013	2014	2015	2016
Year ended 31 December					
Revenues	85,253	88,245	90,185	93,969	**98,904**
Other operating income and gains	1,833	2,725	3,685	5,269	**5,469**
Gain on fair value changes of derivative financial instruments	25	18	11	6	**2**
Operating expenses	(82,759)	(89,412)	(87,823)	(86,619)	**(91,889)**
Operating profit	4,352	1,576	6,058	12,625	**12,486**
Finance income/(costs), net	(1,349)	576	(2,072)	(7,110)	**(6,176)**
Profit before income tax	3,137	2,217	4,113	5,667	**6,497**
Net profit for the year attributable to the equity holders of the Company	3,072	2,373	3,410	4,537	**4,498**
Earning per share attributable to the equity holders of the Company (RMB)[1]	0.27	0.20	0.27	0.35	**0.33**
At 31 December					
Cash and cash equivalents	2,512	1,995	1,355	9,080	**1,695**
Net current liabilities	(35,948)	(40,472)	(42,887)	(51,309)	**(52,194)**
Non-current assets	111,214	127,458	147,586	174,914	**196,436**
Long term borrowings, including current portion	(32,856)	(36,175)	(41,210)	(43,675)	**(29,749)**
Obligations under finance leases, including current portion	(21,858)	(23,135)	(38,695)	(52,399)	**(61,041)**
Equity attributable to the equity holders of the Company	20,207	26,902	29,974	37,411	**49,450**

[1] The calculation of earnings per share for 2012 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares in issue. The calculation of earnings per share for 2013 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue. The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary share in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue. The calculation of earnings per share for 2016 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 13,811,136,000 ordinary shares in issue.

Revenues

(RMB millions)


85,253
88,245
90,185
93,969
98,904
2012
2013
2014
2015
2016

Operating Profit

(RMB millions)


4,352
1,576
6,058
12,625
12,486
2012
2013
2014
2015
2016

7 Summary of Accounting and Business Data (Prepared in accordance with PRC Accounting Standards) Profit for the year ended 31 December 2016 RMB million Net profit 4,965 Income from main operations 14,537 Income from other operations 1,436 Income from investments 322 Non-operating income 5,581 Major Accounting Data & Financial Indicators (RMB million) 2015 2016 1. Operation revenue 93,844 98,560 2. Net profit attributable to the equity holders of the Company 4,541 4,508 3. Total assets 195,709 210,051 4. Shareholders’ equity 37,651 50,096 5. Earnings per share (RMB) 0.36 0.33 6. Net assets per share (RMB) 2.94 3.01 Note: 1. Calculation of major financial indicators: Earnings per share = profit attributable to the equity holders of the Company ÷ weighted average number of ordinary shares outstanding Net assets per share = shareholders’ equity at the end of the year ÷ weighted average number of ordinary shares outstanding

8
China Eastern Airlines Corporation Limited
Annual Report 2016

Summary of Operating Data

	As at 31 December		
	2016	2015	Change
Capacity			
ATK (available tonne – kilometres) *(millions)*	**28,002.28**	25,203.03	11.1%
– Domestic routes	**13,871.89**	13,228.45	4.9%
– International routes	**13,355.21**	11,197.47	19.3%
– Regional routes	**775.18**	777.11	-0.2%
ASK (available seat – kilometres) *(millions)*	**206,249.27**	181,792.90	13.5%
– Domestic routes	**129,459.68**	121,019.00	7.0%
– International routes	**71,177.37**	55,264.62	28.8%
– Regional routes	**5,612.22**	5,509.28	1.9%
AFTK (available freight tonne – kilometres) *(millions)*	**9,439.85**	8,841.67	6.8%
– Domestic routes	**2,220.52**	2,336.74	-5.0%
– International routes	**6,949.25**	6,223.65	11.7%
– Regional routes	**270.08**	281.28	-4.0%
Hours flown *(thousands)*	**1,956.13**	1,804.40	8.4%
Traffic			
RTK (revenue tonne – kilometres) *(millions)*	**19,712.88**	17,820.43	10.6%
– Domestic routes	**10,398.46**	9,666.67	7.6%
– International routes	**8,804.77**	7,657.61	15.0%
– Regional routes	**509.65**	496.15	2.7%
RPK (revenue passenger – kilometres) *(millions)*	**167,529.20**	146,342.43	14.5%
– Domestic routes	**106,361.13**	98,304.47	8.2%
– International routes	**56,821.42**	43,848.84	29.6%
– Regional routes	**4,346.64**	4,189.11	3.8%
RFTK (revenue freight tonne – kilometres) *(millions)*	**4,875.20**	4,865.12	0.2%
– Domestic routes	**963.57**	947.99	1.6%
– International routes	**3,786.02**	3,791.06	-0.1%
– Regional routes	**125.61**	126.07	-0.4%
Number of passengers carried *(thousands)*	**101,741.64**	93,779.95	8.5%
– Domestic routes	**84,201.92**	78,422.38	7.4%
– International routes	**14,323.71**	12,265.16	16.8%
– Regional routes	**3,216.02**	3,092.41	4.0%
Weight of freight carried *(million kg)*	**1,395.01**	1,399.42	-0.3%
– Domestic routes	**707.17**	693.49	2.0%
– International routes	**584.79**	604.29	-3.2%
– Regional routes	**103.04**	101.65	1.4%

9

Summary of Operating Data

	As at 31 December		
	2016	2015	Change
Load factors			
Overall load factor ***(%)***	**70.40**	70.71	-0.31pts
– Domestic routes	**74.96**	73.07	1.89pts
– International routes	**65.93**	68.39	-2.46pts
– Regional routes	**65.75**	63.85	1.90pts
Passenger load factor ***(%)***	**81.23**	80.50	0.73pts
– Domestic routes	**82.16**	81.23	0.93pts
– International routes	**79.83**	79.34	0.49pts
– Regional routes	**77.45**	76.04	1.41pts
Freight load factor ***(%)***	**51.64**	55.02	-3.38pts
– Domestic routes	**43.39**	40.57	2.82pts
– International routes	**54.48**	60.91	-6.43pts
– Regional routes	**46.51**	44.82	1.69pts
Unit revenue index (including fuel surcharge) *Note			
Revenue tonne – kilometres yield ***(RMB)***	**4.705**	4.938	-4.72%
– Domestic routes	**5.559**	5.683	-2.18%
– International routes	**3.575**	3.855	-7.26%
– Regional routes	**6.807**	7.125	-4.46%
Passenger – kilometres yield ***(RMB)***	**0.517**	0.557	-7.18%
– Domestic routes	**0.534**	0.548	-2.55%
– International routes	**0.471**	0.558	-15.59%
– Regional routes	**0.712**	0.753	-5.44%
Freight tonne – kilometres yield ***(RMB)***	**1.250**	1.334	-6.30%
– Domestic routes	**1.066**	1.093	-2.47%
– International routes	**1.239**	1.339	-7.47%
– Regional routes	**2.977**	3.014	-1.23%
Unit revenue index (excluding fuel surcharge) *Note			
Revenue tonne – kilometres yield ***(RMB)***	**4.388**	4.547	-3.50%
– Domestic routes	**5.552**	5.642	-1.60%
– International routes	**2.912**	3.066	-5.02%
– Regional routes	**6.140**	6.081	0.97%
Passenger – kilometres yield ***(RMB)***	**0.482**	0.517	-6.77%
– Domestic routes	**0.534**	0.545	-2.02%
– International routes	**0.374**	0.443	-15.58%
– Regional routes	**0.638**	0.645	-1.09%
Freight tonne – kilometres yield ***(RMB)***	**1.173**	1.092	7.42%
– Domestic routes	**0.987**	1.010	-2.28%
– International routes	**1.165**	1.066	9.29%
– Regional routes	**2.850**	2.499	14.05%

* In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

10
China Eastern Airlines Corporation Limited
Annual Report 2016

Fleet Structure

The Group has been continuously optimising its fleet structure in recent years. In 2016, the Group introduced a total of 72 aircraft of major models and a total of 26 aircraft retired. With the complete retirement of EMB145 and B737-300 series aircraft, the variety of aircraft models of the Group's fleet has been further streamlined and the fleet age structure has been made younger.

As at 31 December 2016, the Group operated a fleet of 596 aircraft, which included 572 passenger aircraft, 9 freighters and 15 business aircraft held under trust.

(Units)

Fleet structure as at 31 December 2016						
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total	Average fleet age (Years)
1	B777-300ER	9	7	–	16	1.2
2	A330-300	1	10	7	18	8.4
3	A330-200	12	18	3	33	4.3
4	B767	6	–	–	6	15.7
Total number of wide-body aircraft		**28**	**35**	**10**	**73**	**5.3**
5	A321	32	34	–	66	4.1
6	A320	72	55	36	163	6.7
7	A319	9	24	3	36	4.1
8	B737-800	36	57	78	171	3.9
9	B737-700	36	19	8	63	8.0
Total number of narrow-body aircraft		**185**	**189**	**125**	**499**	**5.4**
Total number of passenger aircraft		**213**	**224**	**135**	**572**	**5.4**
10	B747-400F	–	2	1	3	9.9
11	B777F	–	–	6	6	6.2
Total number of freighters		**–**	**2**	**7**	**9**	**7.4**
Total number of passenger aircraft and freighters		**213**	**226**	**142**	**581**	**5.4**
Total number of aircraft held under trust					**15**	
Total number of aircraft					**596**

11

Fleet Structure

Major Operations

Model	Passenger traffic volume (10 thousand)	Passenger load factor (%)	Overall load factor (%)	Daily utilisation (hours)
B777-300ER	166.81	82.2	58.3	14.62
A330 series	1,031.77	82.3	59.1	11.89
B767	112.16	82.5	61.5	8.76
A320 series	4,842.33	80.8	74.7	9.63
B737series	4,021.09	80.8	77.4	8.94

2. Fleet condition

As at 31 December 2016, the Group operated 572 passenger aircraft and 9 freighters. The details of each model are as follows:

(1) Passenger aircraft

Model	B777-300ER			
Form of tenure	Number of aircraft (end of the reporting period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	9	1.09	14.37	34,672.20
Under finance lease	7	1.40	14.89	33,612.93
Total	16	1.22	14.62	68,285.13

Model	B767			
Form of tenure	Number of aircraft (end of the reporting period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	6	15.72	8.76	19,242.18
Total	6	15.72	8.76	19,242.18

Model	A330 series			
Form of tenure	Number of aircraft (end of the reporting period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	13	3.80	12.69	60,395.48
Under finance lease	28	4.92	12.20	124,731.47
Under operating lease	10	10.55	10.07	36,855.49
Total	51	5.74	11.89	221,982.44

Note: A330 series aircraft included A330-200 aircraft and A330-300 aircraft

12

China Eastern Airlines Corporation Limited
Annual Report 2016

Fleet Structure

Model	A320 series			
Form of tenure	Number of aircraft (end of the period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	113	8.14	9.41	363,882.63
Under finance lease	113	4.10	9.75	379,349.94
Under operating lease	39	3.24	10.03	147,627.36
Total	265	5.70	9.63	890,859.93

Note: A320 series aircraft included A319 aircraft, A320 aircraft and A321 aircraft

Model	B737 series			
Form of tenure	Number of aircraft (end of the period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Self-owned	72	6.59	8.43	209,032.16
Under finance lease	76	2.63	9.33	235,926.23
Under operating lease	86	5.68	9.05	269,761.73
Total	234	4.97	8.94	714,720.12

Note: B737 series aircraft included B737-700 aircraft and B737-800 aircraft

(2) Freighters

Model	B747-400F			
Form of tenure	Number of aircraft (end of the period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Under finance lease	2	9.81	11.16	8,168.82
Under operating lease	1	9.95	11.17	4,088.69
Total	3	9.86	11.16	12,257.51

Model	B777F			
Form of tenure	Number of aircraft (end of the period)	Average fleet age	Daily utilisation (hours)	Paid flight hour
Under operating lease	6	6.23	13.1	28,777.25
Total	6	6.23	13.1	28,777.25

13

Fleet Structure

Fleet Plan

In the future, the Group will continue to focus on major aircraft models and optimise its fleet structure on an ongoing basis, and phase out the remaining older models to better match models with routes.

Introduction and Retirement Plan of Aircraft from 2017 to 2019 *(Units)*

Model	2017		2018		2019	
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A320 series	27	1	16	–	25	–
A330 series	7	–	8	10	–	–
A350 series	–	–	2	–	3	–
B787 series	–	–	4	–	6	–
B777 series	4	–	–	–	–	–
B767 series	–	2	–	4	–	–
B737 series	35	15	37	1	38	–
Total	**73**	**18**	**67**	**15**	**72**	–

Notes:

1. As at 31 December 2016, according to confirmed orders, the Group planned to introduce 74 aircraft and retire 26 aircraft in 2020 and future years.

2. The abovementioned model, quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

14

16 China Eastern Airlines Corporation Limited Annual Report 2016 Milestones 2016 21 April CEA Holding entered into the Strategic Cooperation Framework Agreement with Ctrip Computer Technology (Shanghai) Co., Limited, pursuant to which both parties together with their respective investment holding subsidiaries would commence extensive cooperation, including business cooperation, equity cooperation and cooperation in the capital market 25 April CEA and Shanghai Disneyland Resort jointly organized launch ceremony of “CEA flies to Disneyland with you”, with the first painted aircraft of CEA with theme of Disneyland in public debut CEA entered into new generation long-haul wide-body passenger aircraft purchase agreement with The Boeing Company and Airbus SAS respectively in Shanghai. CEA will introduce 15 Boeing B787-9 aircraft and 20 Airbus A350-900 aircraft 21 April 28 April 25 April 13 May CEA officially acquired 300th Airbus aircraft

17 Milestones 2016 23 May CEA held “On the peak of platinum, shining the Orient” - platinum membership card launch ceremony, officially introducing platinum card membership level under “Eastern Miles” 5 July CEA disclosed completion of non-public issuance of A shares and successfully raised RMB8.548 billion of proceeds 16 October CEA formally established of a Guangdong subsidiary 1 November CEA and Commercial Aircraft Corporation of China, Limited signed a cooperation framework agreement and became first user of C919 large passenger aircraft in the world 15 November CEA was awarded the most important honor under CAPA Aviation Awards for Excellence 2016 – Airline of the Year in Asia-Pacific region and was the first airline company in China awarded this honor. 23 November CEA was awarded China Securities Golden Bauhinia Award – Listed company with best investment value in 13th Five-year Plan period

19

20 China Eastern Airlines Corporation Limited Annual Report 2016 Chairman’s Statement Dear shareholders, I am pleased to present the report on the financial results of the Group for the year ended 31 December 2016. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the Shareholders. Liu Shaoyong Chairman

21 Chairman’s Statement Business Review In 2016, the global economic growth slowed down, and there were divergence amongst developed economies and sluggish recovery pace in emerging economies. The economic growth rate of China was ranked at the top among major economies, with promising progress being made in adjusting its economic structure and gradual increase in contribution from consumption expenditure. As the household income standard rises, bringing robust demand for outbound tourism and consumption, the air passenger transportation market continued to report stable growth. Further, due to factors including the slowdown in the growth rate of the total world trade volume and fierce market competition, the air cargo transportation industry has relatively underperformed. In 2016, the air transportation industry continued to benefit from the relatively low international crude oil prices, but it was adversely affected by exchange rate fluctuations, international political volatility and terrorist incidents in overseas. Despite facing the complex business environment, the management and all staff of the Group made concerted efforts and achieved smooth progress as scheduled during the Year. The Group continuously enhanced its corporate party building works. On the precondition of ensuring safe operations, the Group proactively promoted international coverage of its route networks, enhanced efforts in conducting market research, sales management and multi-level external partnerships, continued to improve service quality, expedited the pace of its business transformation, made steady progress in key projects including the non-public issuance of A Shares and introduced new generation long-haul wide-body aircraft. The Group achieved favorable operational results and thus solid performance at the outset of the “thirteenth five-year” period. In 2016, the Group recorded revenue of RMB98,904 million, an increase of 5.25% over the same period last year. Total profit before income tax was RMB6,497 million, an increase of 14.65% over the same period last year. Profit for the year was RMB4,955 million, a decrease of 1.74% over the same period last year. Profit attributable to equity holders of the Company was RMB4,498 million, comparable to the amount in 2015. Review of Operations Safe Operation The Group placed great emphasis on ensuring safe operation and will continue to do so. In 2016, the Group further enhanced its safety management system, strengthened the enforcement of safety responsibilities, intensively proceeded with safety supervision and inspection, focused on strengthening risk control over special routes and international routes for long-haul flights, enhanced its operational risk alert abilities, boosted the quality of training for pilots, improved the system for developing talents with core skills, enhanced its ability in handling security-related contingencies, and strictly implemented safety requirements for its flights. In 2016, the Group had 1,956,100 safe flying hours and 822,400 take-off and landing flights, which have increased by 8.4% and 6.4%, respectively, over the same period last year.

22 China Eastern Airlines Corporation Limited Annual Report 2016 Chairman’s Statement Network Planning In 2016, the Group proactively promoted the establishment of the transportation hubs with the opening of various international routes for long-haul flights and an enhanced coverage of its transportation networks. With Shanghai as the core hub, six international routes for long-haul flights have been added to the network, connecting Shanghai and Prague, Amsterdam, Madrid, St. Petersburg, Chicago and Brisbane, respectively; the routes connecting Shanghai and New York City, Los Angeles, Sydney and Melbourne have been given more frequent flights services; the routes connecting Kunming and Sydney, Qingdao and San Francisco, Nanjing and Vancouver and Hangzhou and Sydney have been added; the allocation of flight capacity for Japan, Korea and Southeast Asia markets was stabilised, with approximately 26.8%, 63.8% and 43.1% year-on-year growth in passenger flight capacity for Europe, North America and Australia markets; and inter-airline transit volume and revenue grew by 24.2% and 21.4%, respectively with enhanced transit connection and expanded transit routes structures. As of the end of 2016, through the linkage of the respective network of each member airlines under the SkyTeam Alliance, the Group’s flights have had access to 1,062 destinations in 177 countries. Marketing In 2016, the Group seized the opportunities brought about by the relatively low international oil prices and increased demand for outbound tourism, and achieved passenger transportation revenue of RMB83,577 million or an increase of 6.35% by increasing marketing activities, proactively respond to adverse factors such as terrorist incidents frequently happened outside of China, the capture of the market share by high-speed railway networks, heightened industry competition, and decline in ticket price etc. The Group continuously improved its sales and marketing system and greatly improved internet-based e-commerce channels for direct sales including its official website and mobile user terminals, and direct sales which brought forward a year-on-year increase of 13.0 percentage points in income. Besides, with the enhanced control over distribution channels, the handling fees of agency businesses decreased by approximately RMB895 million. The Group also sourced high-end customers and the Group’s total number of direct corporate customers increased by 19.9% year-on-year, the number of frequent flyer members reached 29.2 million, a year-on-year increase by 10.7% and a year-on-year increase of 1.6 percentage points in their number of second flights. Further, a platform for marketing and customer sector data was established to enhance the application of large amount of data in marketing decision-making and analysis of customer behaviours. Alliances and Cooperation In 2016, the Group continued to deepen and expand its cooperation with external partners. Relying on the SkyTeam Alliance platform, the Group continued to enhance its cooperation with member airlines of the SkyTeam Alliance. In collaborating with Delta Air Lines, on the basis of the pre-existing trans-Pacific routes and destinations in the PRC and the USA, the Group further extended the network of cooperative routes to Canada, Mexico, Southeast Asian and South American regions, achieving a total of 252 codeshare routes. The Group further expanded with Air France-KLM Group (“Air France-KLM”) regarding the jointly operated routes and code-share coverage, and further advanced joint marketing to the corporate customers in the French market. Meanwhile, the Group has due regards for and continued to strengthen the cooperation with airlines which are not members of the SkyTeam Alliance. Under the increasingly enhanced cooperation between the Group and Qantas Airways in joint sales, and ground services etc., and focusing around 69 routes, the Group and Qantas Airways opened up the VIP lounges under their respective operation in the PRC and Australia to each other. Through cooperating with British Airways, Royal Brunei Airlines and China Express Airlines in code sharing, the Group optimized its transit connection at the London Heathrow Airport and enhanced the level of coverage of the Group’s route network in Southeast Asia regions. Moreover, the Group proactively extended its cooperation with world-famous tourism brands. The Group entered into a new mode of cooperation with Ctrip Computer Technology (Shanghai) Co., Limited (“Ctrip”), under which the “aviation + internet” combination was established to leverage capital fund, thereby the Group pursued and deepened cooperation with Ctrip in different areas. In its strategic cooperation with Shanghai Disneyland Resort, having obtained the sole right of airline brand display in Shanghai Disneyland Resort, the Group launched six models of colourpainted aircraft and products of “air ticket + entry ticket” vacation packages, and dedicated a special area on the official website for the sale of these products

23 Chairman’s Statement Service Quality In 2016, the Group continued to adhere to the service philosophy of “Customer-Oriented and Dedicated Service”. In terms of ground services, aviation services and online services, the Group built up its service brand, enhanced its service capabilities and persistently refined its customers’ experience. The Group has been steadily constructing and renovating its new or existing VIP lounges. The commencement of the operation of the Pudong flagship VIP lounge, the largest single domestic VIP lounge, as well as the SkyTeam Alliance VIP lounges in Beijing and Hong Kong enhanced the flight waiting experience of high-end customers. The “Eastern Miles” platinum card was introduced, which further forged a dedicated brand for high-end services. Preflight ordering of inflight meals was made available for some of the international long-haul routes, where the Group offered travelers a variety of ways to place orders and promoted “steamed cuisine” along with the new inflight wine to enhance the cabin experience of travelers. The Group continued to expand the coverage of self check-in machines, of which the usage rate in the PRC exceeded 62%. The Group also promoted a global baggage inquiry system, under which the rate of mishandled baggage decreased by 1.9% year-on-year, and thereby further enhancing the overall quality of the Group’s online services. Reform and Transformation In 2016, based on the reform initiatives including the expedition of the formation of an e-commerce platform, the continual enhancement in the operations of the low-cost airline of China United Airlines Co., Limited (“China United Airlines”) and the gradual promotion of the market reform of supporting business, the Group made new progress in the course of its transformation. For e-commerce, the Group expedited the construction of its inflight internet connection platform, under which internet access has become available in 53 long-haul wide-body aircraft of the Group. The Group also facilitated the construction of e-commerce platform by driving the construction of integrating online and offline platforms. Ticket returns, rebooking and upgrades via multiple channels, such as the Group’s official website, the mobile application and the Group’s member website were launched with success, and a total of 12 updates were made to the mobile application. Further, the Group identified cooperative partners in non-aviation points to further enrich the applications of aviation points and the variety of integrated products, with 133 malls and 89 cooperative partners participated in the sales of non-aviation points, and recorded 106% and 505% year-on-year growth in the revenues from the sales of aviation points and integrated products, respectively.

24 China Eastern Airlines Corporation Limited Annual Report 2016 Chairman’s Statement In the low-cost airline business area, on the basis of the completion of the all-economy class cabin renovation of its entire passenger aircraft fleet, China United Airlines continued with the introduction of aircraft with all-economy class layout, thereby effectively enhancing its passenger transportation capability per aircraft. Proactive efforts were made to expand the channels of direct sales. The revenue contributed by direct sales represented approximately 66% of the Group’s total revenue, whereas the agency fees decreased by RMB16.41 million year-on-year. Ancillary value-added services including baggage charges, in-flight sales, paid lounge services and online insurance sales have been expanded, thereby increased the Group’s non-aviation revenue. As flight capacity for passenger transportation remained flat in general year-on-year, passenger load factor increased by 6.3 percentage points, while operating income grew by 7.24% year-on-year and net profit grew by 77.95% year-on-year. Regarding the market reform of supporting business, the Group continued to step up the construction of external aviation service centres and fostered the market-oriented operation of its ground service business. Seven customers including Scandinavian Airline and Austria Airline etc., have been added. Income from external aviation agency services grew by 74% year-on-year. Third-party customers such as Singapore Airlines, AirAsia of Malaysia and Royal Brunei Airlines were newly added as customers of China Eastern Airlines Technology Co., Limited, a wholly-owned subsidiary of the Company specializing in aircraft maintenance, whose area of operation expanded to locations including Xi’an, Jinan, Wuhan and Wuxi. Major Projects In 2016, the Group promoted the implementation of major projects at a steady pace to safeguard the healthy and sustainable development of the Group. In respect of capital markets, amidst the adversity under the significant fluctuations of the capital market in China, the Company completed the issuance of A Shares on a non-public basis to four investors including Ctrip and China National Aviation Fuel Holding Company, with fundraising proceeds amounted to approximately RMB8,548 million. The structure of assets and liabilities of the Group was further optimized, with a debt ratio decreased by 4.5 points compared to the debt ratio at the end of 2015. In respect of fleet planning, with the aim at capturing future opportunities arising from the market of long-haul routes, the Group entered into agreements with the Boeing Company and Airbus SAS, respectively, for the introduction of 15 B787-9 and 20 A350-900 aircraft, facilitating the implementation of the Group’s international strategy. In respect of the deployment of operating bases, the Group has been fostering the construction of new airport bases in Beijing, Qingdao and Chengdu as a means of persistently consolidating the Group’s control over core markets and key markets. Party Building and Corporate Culture The Group placed great emphasis on corporate party building by rigorously implementing the requirements under the comprehensive tightening of party discipline and persistently strengthening the construction of ideology and politics, and the building of a culture of integrity in the party, to firmly safeguard and foster the successful launching and continuous improvement in areas including the safe operation, traveler service, marketing and sales, and reform and development of the Group. In pursuing the vision of a “world-class and happy CEA”, the Group persistently strengthened the construction of corporate culture to create a sound atmosphere for the Group’s production and operations, as well as reform and transformation. Social Responsibilities Actively responding to the five development visions of the State, the United Nations Sustainable Development Goals (SDGs) and adapting to the development trends of the global aviation industry, the Group managed and balanced the expectations of its stakeholders, including customers, shareholders, staff members and society at large by fusing economic, social and environmental responsibilities into the Group’s organization and operating activities. The Group responded to the needs of its stakeholders and endeavoured to create maximized comprehensive value. The Group has always seen “safety” as the cornerstone of its development. Through the ideas of “innovation”, “coordination” and “openness”, the Group manifested the various points of emphasis in its development. “Green development” reflected the Group’s response to climate issues and the active implementation of resource and energy saving. “Sharing” represented the development path of co-existence and mutual benefit for the Group and its various stakeholders, including staff members, customers, partners, shareholders, the industry and the community.

25 Chairman’s Statement In 2016, the Group’s large-scale charitable programme “Love at CEA” launched 1,257 projects in total, with 48,440 participants from our staff team, serving a total of 90,999 people and providing a total of 145,320 hours of social service. In 2016, the Group was presented with the “Charity Demonstration Award” ( 公益典範獎) by the China (Shanghai) Listed Companies’ Corporate Social Responsibility Summit (中國 (上海) 上市公司企業 社會責任峰會) and the “International Carbon-Value Award – Social Citizen Award” (國際碳金獎–社會公民獎) by the World Economic and Environmental Conference ( 世界環 保(經濟與環境 ) 大 會), and was rated as a “Targeted Poverty Alleviation Demonstration Enterprise” (精準扶貧典範企業) by the World Charity Forum (世界 公益慈善論壇). The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2017 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward-looking statements which, therefore, do not constitute any commitment by the Group to the future operating results. In 2017, the world economy is faced with a thorough reshuffle, with a sluggish overall recovery and low growth in international trade. Uncertainties underlying international political and economic conditions and policies have risen to a new level with the forthcoming general elections in a number of European countries. Despite the downward pressure it is faced with, the growth of the Chinese economy is expected to remain moderate. As the economic structure is further optimized, especially given the rapid development of the service sector, the advent of the age of mass tourism, and spending playing a bigger role in driving economic growth, the demand for passenger transportation is expected to remain strong. In view of a complicated and dynamic external environment, the Group will seize the opportunities arising from the steady implementation of national strategies such as “One Belt One Road” and supply-side structural reforms, the rising tourism and consumption demand, the market-oriented pricing in civil aviation and the advantages of Shanghai as a hub, and focus on the following areas in order to achieve better operating results: 1. refining the safety management system, optimizing the set-up of flight processes, promoting a culture of safety, improving flying techniques and abilities, enhancing the development of aviation security to ensure flight safety on an ongoing basis; 2. strengthening the construction of hubs and networks, improving the deployment of the network of international routes, stepping up the sales activities in the international markets, proactively identifying high-end customers in the international markets and deepening the cooperation with internationally renowned aviation enterprises to push ahead with the international strategy at a steady pace; 3. strengthening the analysis and application of key sales data, adjusting the allocation of resources and effort with flexibility, enhancing the income from key routes, consolidating the market share in hub markets and core markets and raising the proportion of direct sales to effectively enhance operational efficiency; 4. fostering the construction of a control system for information services, enhancing the quality of integrated online services and products, building a flagship aviation service and pushing ahead with the integration of ground, online and cabin service systems to enhance customer service experience; 5. deepening the overhaul of systems, reform and transformation, expediting the construction of the e-commerce platform, enhancing the operating quality of China United Airlines as a low-cost airline, and fostering the market-oriented reform of aircraft maintenance and ground services to achieve new results in reform and transformation; 6. enhancing cost control capabilities, persistently pushing ahead with cutting costs and raising efficiency, actively expanding the Group’s financing channels to dynamically optimize its debt structure; 7. actively leveraging the supporting and guiding function of party building in the production, operations, reform and development of the Group to provide solid political and organizational assurance for the ongoing healthy development of the Group.

27

28 China Eastern Airlines Corporation Limited Annual Report 2016 Review of Operations and Management’s Discussion and Analysis As a member of SkyTeam Alliance, the Group has extended its flight network from Shanghai to 1,062 cities in 177 countries via close cooperation with SkyTeam Alliance member airlines. Our Eastern Miles frequent flyer program now has 29.20 million members. Headquartered in Shanghai, China Eastern Air Holding Company (CEAH) is among China’s three major air transportation groups. It originated from the first squadron established by former Civil Aviation Administration of Shanghai in January, 1957. The Company was the first Chinese airline to be listed on New York, Hong Kong and Shanghai stock markets in 1997. As at the end of 2016, the Group operates a modernized fleet comprise of nearly 600 passenger aircraft and cargo carries, with an average fleet age of 5.4 years for the major model, being one of the youngest and the most streamlined fleet among the global large size international airlines. As a member of Skyteam Alliance, the Company has extended its flight network to 177 countries around the world and 1,062 destinations. Passenger capacity exceeded 100 million, ranking the seventh around the world. Members of Eastern Miles can enjoy member benefits and use any one of the 672 VIP airport lounges across the world within all 20 SkyTeam Alliance member airlines. The Group has been striving to become a superexcellent modern integrated aviation services and logistics services provider that is “Cherished by staff, preferred by customers, satisfied by shareholders and trusted by society”. In 2016, the Group was granted the “Safe Flight Diamond Award”, the highest accolade for flight safety in the industry, by the Civil Aviation Administration of China, recognized as Chinese brands TOP30 by the famous brand appraisal organization WPP for 5 consecutive years, and was awarded with Golden Tripod Awards of listed company, China Securities Golden Bauhinia Awards, the Best Listed Company, The World’s Most Improved Airline and the Most Popular Airline Company by a number of authoritative organisations. With the concept of “World-class hospitality with Eastern charm”, the Group will create splendid travel experiences for global customers with an “accurate, exquisite and refined” service quality. The Principal Business, Operation Model and Industry Overview During the Reporting Period 1. The Group’s Major Businesses and Operation Model The scope of principal business of the Group includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods. The Group adheres to its principle of deepening its comprehensive reforms, led by internationalization and application of internet, centered on reformation development, brand construction and ability enhancement, striving to realize the development objective of “establishing a world class and happy CEA”, accelerated to change from a traditional air carrier to a modern aviation integrated services provider. The Group built up a streamlined while efficient modernized fleet, operating nearly 600 passenger aircraft and freighters with an average fleet age of 5.4 years. With Shanghai core hub and Kunming and Xi’an hub being the center, we expanded our flight network to 177 countries and 1,062 destinations with the help of the cooperation platform of SkyTeam Alliance, thereby providing quality and convenience air transport and extended services to worldwide travelers and customers.

29 Review of Operations and Management’s Discussion and Analysis REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS Ma Xulun Vice Chairman, President

30 China Eastern Airlines Corporation Limited Annual Report 2016 Review of Operations and Management’s Discussion and Analysis 2. Development of Aviation Industry in the PRC During the “12th Five Year” period, the aviation industry of the PRC remained safe, quality of development enhanced steadily and the securing ability also showed significant enhancement. From 2011 to 2015, average annual growth of the size of transportation fleet of the whole industry was 10.7%, average annual growth of total traffic volume of aviation transportation was 9.6%, average annual growth of number of take-offs and landings was 7.2%, average annual growth for the number of passengers carried was 10.4% and average annual growth of cargo and mail traffic volume was 2.2%; In 2015, the ratio of passenger traffic volume of civil aviation in integrated transportation system amounted to 24.2%. In 2016, the safe condition of aviation industry in the PRC remained stable while the industry maintained a fast pace of development. According to the of China Aviation Major Transportation Production Index Statistics of December 2016 published by CAAC, the whole industry achieved a total traffic volume of 96.09 billion tonne-kilometres in 2016, representing a year-on-year increase of 12,8%; passenger traffic volume reached 835.95 billion passenger-kilometres, representing a year-on-year increase of 14.8%; the number of passengers carried amounted to 487.761 million, representing a year-on- year increase of 11.8%; freight traffic volume reached 22.11 billion tonne-kilometres representing a year-on-year growth of 6.3%; weight of freight carried reached 6.669 million tonnes, representing a year-on-year increase of 6.0%. Being one of the three major state-owned aviation holding companies, the Company keeps on enhancing its competitive advantages in the industry and actively grasps the favorable chances brought by the promotion of “one belt one road” strategy by the country, increase of consumption in the country and fast development of travel abroad. We actively response to the challenges such as the changes of international geopolitics, fluctuation of exchanges rate, interest rate and oil price, thereby maintaining relatively strong market influences in the hub market and core market. Core Competiveness Analysis 1. Advantages of Locating in Prosperous Developed Area in Shanghai and the Yangtze River Delta The Group has a relatively strong location advantages. Being one of the major three state-owned aviation holding companies, our headquarters and main operation bases are located in the super-size international city – Shanghai. Located at the foremost point of Asia-Europe-America triangle flight route, the time it takes to fly to Europe and west coastal North America is about 10 hours, the time it takes to fly to major cities of Asia is within 2 to 5 hours, which is moderate. The resources within the 2 hours flying circle of indirect service area are rich, covering 80% of China’s top 100 cities, 54% of the land resources, 90% of the population, 93% of the origins of GDP and most areas of East Asia. In 2016, Shanghai has become the largest aviation market in China. Shanghai Pudong International Airport and Shanghai Hongqiao Airport throughput exceeded 0.1 billion, in which, the number of carried travelers for both international and regional of Pudong Airport continue to come first in the country. The Group has the biggest market share in Shanghai Hongqiao Airport and Shanghai Pudong International Airport: The Eastern Air Jiangsu and Zhejiang Branch under the Company has base operational advantages and relatively strong brand influence in Jiangsu and Zhejiang provinces respectively. The development of the Company will continue to be benefited by the implementation of Yangtze River Economic Zone and China (Shanghai) Free Trade Zone, and the promotion of the construction of four centers, namely “economic, financial, shipping, trading”, and the establishment of global influential technology innovation center. The Company actively establishes the Shanghai core hub, optimize and improve the structure of flight network and further enhance its influence in Shanghai and even in the Yangtze River Delta aviation market. 2. Reasonable and Balanced Hub and Network Layout The Group chose Shanghai, a place with highly-developed economy and keen demand on outbound travelling, as its core hub. While Kunming (the gateway of South East Asia) and Xi’an (the gateway of North West under the “one-belt-one road” strategy) as regional hub. Through the cooperation with the members of SkyTeam Alliance, the Group established and improved the flight transportation network that covers the whole country and expanded to the world.

31 Review of Operations and Management’s Discussion and Analysis For the domestic route, the Company set up subsidiaries in 15 provinces and cities including Shanghai, Beijing, Yunnan, Shaanxi, Jiangsu, Zhejiang, Anhui, Jiangxi, Shandong, Hubei, Shanxi, Gansu, Sichuan, Hebei, Guangdong. The Group’s flight routes can reach to all capital cities in China and specifically designated cities; for the international route, the Group’s flight routes network can reach international metropolitans such as Hong Kong, Macau, Taiwan, Japan, Korea, major well- known cities and travel destination of South East Asia, Paris, London, Frankfurt, Roma, Moscow, Prague, Amsterdam, Madrid, St. Petersburg in Europe; New York, Los Angeles, San Francisco, Chicago, Hawaii, Vancouver, Toronto in America; Sydney, Melbourne, Auckland in Australia. In addition, the Group has increased the chances of interline transit through the cooperation with members within or outside the SkyTeam Alliance, expanding the international flight layout, enhancing the cooperation centred at interline operations, code-sharing and interline transit with world famous aviation companies, such as Delta Air Lines, Air France-KLM Group (“Air France- KLM”) and Qantas Airways in North America, Europe, Australia respectively. By connecting our light network with that of the partners of SkyTeam Alliance, the Company’s flight network was expanded to 177 countries and 1,062 destinations. 3. Streamlined and Efficient Fleet Structure The Company has always strived on updating and optimizing the fleet structure, introducing new aircraft continually, retiring out model aircraft. As at the end of 2016, the average flight age was 5.4 years, ranking among the top in the world, thereby becomes one of the biggest aviation companies equipped with the most streamlined and the most efficient fleet among the world’s large airline companies. The Company mainly introduces long – haul B777 series aircraft in trans-Pacific routes; mid-to-long-haul A330 series aircraft in China-Europe routes, China-Australia and domestic business routes; A320 series and B737 series aircraft in domestic and surrounding countries and regions route, enhancing the matching level between fleet model and route, transportation capacity and market. In 2018, the Company will start to introduce the new generation A350-900 and B787-9 long-haul wide-body aircraft, striving to further increase the operational ability and income level of international long-haul flight route, optimizing the flight experience of travelers continuously and providing more comfortable air-travel services to travelers, thereby facilitating the implementation of the Company’s strategy of internationalization. 4. Informatization Leads to the Continual Enhancement of Operational Management and the Ability of Reform and Innovation The Company strives to promote Informatization, digitizing and making use of the Internet, and had become the first batch of standard testing corporates for the combination of industrialization and digitizing. Business automation covering rates has exceeded 95% through the promotion of the construction of digitizing 9 major business sectors such as marketing, services, operation; The market analysis, decision power and level of revenue control and management level has also enhanced with the help of technology means including mega data and cloud calculating; the control of capital was enhanced through the comprehensive budget control system, thereby lower the financial cost effectively; improved the online services integration, promoted in-flight internet access, enhanced services quality continuously and optimized traveler’s flight experience. The Group insists on driving development through innovation and keeps on exploring on mechanism and system reform and business model innovation, thereby realizing the operational vitality; response to the market demand, promote the transformation of China United Airlines to low-cost airline, opening the door to the dual operational model of “all-rounded service – low cost”; established Eastern E-Commerce and utilized an “Internet+” business model, focusing on resources integration and extending services coverage; established services center of Eastern Air technology and ground services, thereby gradually probe the possibility of turning supporting assets to operating assets. 5. A Brand with Strong Scent of Oriental and Quality Services The Group upholds the service ideology of “Customer Oriented and Dedicated Service” and continuously improves service quality, optimizes customer experiences and creates exclusive service brand. In recent years, the Company pushed forward online service integration construction and promoted self-service check-in, baggage query platform and abnormal flight information release platform. We constantly improve hardware service facilities and create a streamlined and efficient modern fleet under fleet structure optimization. We upgraded Pudong airport’s high-end check-in area and promoted the construction and renovation of 37 VIP rooms at 13 airports. We put into use the largest single VIP room at airport terminal in the nation, namely Pudong flagship VIP room and Beijing Hong Kong Alliance VIP room. We continuously optimize flight experience and create new service standard. We promote new food items and in-flight supplies on aircraft and launched the operation of inter- connected platform of 53 mid-to-long-haul wide-body aircraft.

32 China Eastern Airlines Corporation Limited Annual Report 2016 Review of Operations and Management’s Discussion and Analysis The Company is committed to promoting related work such as brand image management, communications and promotion, brand maintenance. After years of efforts, the Group established a high quality brand image in market and received the Gold Bauhinia Award for the fifth consecutive years and was awarded “Best Innovative Listed Company” and “Thirteen Five-Year Plan Listed Companies With Best Investment Value” title. We successively won the 8th and 9th TTG China Tourism Awards “Best China Airlines”, and was awarded “2016 Asian Tourism Red Coral Award – Most Popular Airline Brand”, “Asia Pacific 2016 Excellence Aviation Award” and “International Carbon Gold Award – Social Citizenship Award” by 2016 Asian Tourism Industry Annual Conference, CAPA Communication Center and the World Environmental Protection (Economy and Environment) Conference respectively. 6. Customer Cluster With High Quality and Outstanding Partners The Group operated high-quality customer cluster with painstaking efforts and expanded group customers and frequent passenger resources. We attracted direct channel travelers and optimized customer structure. In 2016, the Company carried a total of 101.74 million passengers, representing a year-on-year increase of 8.5%. As of the end of 2016, the total number of group customers of the Company reached 5,815 and frequent passenger members reached 29.20 million. The Group strengthened the cooperation with airlines within and outside SkyTeam Alliance, expanded cooperation areas and deepened the level of cooperation. We introduced Delta Air Lines as strategic investor and single largest foreign shareholder, and forged strategic partnership with it. We further deepened multi-field cooperation in code sharing, cabin seat sharing, joint sales etc. We cooperated with Air France-KLM and Qantas Airways and carried out cooperation projects such as code sharing and customer development. The Company actively expanded cooperation with renowned brands of the global tourism industry and reached multi- area cooperation with Ctrip. It established “Airline+ Internet” cooperation new model and reached strategic cooperation with Shanghai Disneyland Resort, launched “flight ticket + tourist spot ticket’ and actively carried out special area sales and marketing on official website. Discussion and Analysis about Future Development The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2017 and beyond. Such forward- looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward- looking statements, which do not constitute any commitment by the Group to the future operating results. Competitive Landscape and Development Trend of the Industry During the “13th Five Year” period, the economic development of China entered the new normal stage, which could probably maintain the nation’s middle-high speed growth. The Company promoted the opening up and regional development strategies such as “one belt one road”, coordinated development of Beijing, Tianjin and Hebei, the Yangtze River economic zone, bringing new development opportunities for aviation transportation industry; at the same time, along with the optimization and upgrade of economic structure and deepening of supply side reform, consumption further enhance the economic well-being, the per capita disposable income could probably increase further. With public traveling became more and more popular, the travelling demand and payment ability of the public rise significantly. It is expected that the total traffic volume and passenger traffic volume during the “13th Five year” period will maintain a double-digit average annual growth. The portion of passenger traffic volume in integrated transportation system will further enhance. The overall domestic civil aviation competitive landscape remains stable. As one of the three biggest state-owned aviation holding companies, we hold the high grounds and have relatively strong influence in hub markets such as Shanghai, Kunming, Xi’an and key markets such as Beijing, Nanjing and Qingdao. The gradual opening of the civil aviation transportation market in China, the competition in aspect of flight and timing, services and product, prices and channels, hubs and cooperation is keen. The fact that Asia’s low- cost airlines and large International airlines are making plans for China markets further intensify the competition in the industry.

33 Review of Operations and Management’s Discussion and Analysis Under the enormous development opportunity and intense competition, the industry development shows the following five trends: first, from the perspective of development scope, the dominant position of large International aviation companies keeps on enhancing. SkyTeam Alliance cooperation and joint operation continue to expand, producing more globalized products; Second, from the perspective of business model, low-cost aviation maintain fast pace development, traditional comprehensive services airlines keep on expanding to low-cost airlines. Mixed operational model will become the new development trend of large aviation companies Third, from the perspective of distribution of industry, the development of traditional cargo aviation suffered greater impact with the possibility of corporate combination by logistic and courier companies. The rise of cross-border e-commerce provided chances for traditional air cargo transportation to transform. Fourth, from the perspective of revenue model, non- aviation revenue is becoming the important sources of the income of airlines. Value-added-service such as check-in luggage, food sales on plane, upgrading expand the income sources of airlines. Fifth, from the perspective of operation, the trend of digitizing is changing the traditional business model. The main purpose of aviation companies digitizing construction is regaining the control of channels. Not only did they have to compete with the tradition agents, they also have to compete with the third parties such as online traveling services providers. With the fast development of mobile internet, promoting mobile applications became the important means to increase direct sales, improve services and optimize experiences. Development Strategy The Group adheres to its principle of deepening its comprehensive reforms, led by internationalization and internet-based development, centering at transformation and development, brand establishment, ability enhancement, strives to realize the development objective of “establishing a world class and happy CEA”. The Group further implements the five main strategies “hub networking, cost controlling, brand building, fine management and digitise”, fully utilizing the Internet thinking, operational ideology of customers and analysis method of mega data, enhancing customer’s experiences and fostering the transformation from traditional aviation transportation corporate to modern aviation integrated services provider. ✈ Hub network strategy The Group continues to implement the “Hub network operational strategy”. Setting foot in the core hub Shanghai, while solidifying the regional hub Xi’an and Kunming as the aviation company base in order to foster the construction projects of Beijing new airport bases; the Group continues to optimize the flight network and maintain a relatively strong market influence in the hub markets in Shanghai, Kunming and Xi’an, while the competitiveness in core markets such as Beijing, Nanjing, Chengdu and Qingdao also keep getting stronger. The Group controls core markets and enhances key markets through solidifying the hub markets, increasing flight and increasing airways destination so as to expand the flight network; the Group continues to enhance the network connection with airlines within and outside the alliance. The current flight route has extended to cover 177 countries and regions around the world with 1,062 cities. ✈ Cost Control Strategy The Group continues to improve the cost structure through enhancing the comprehensive budget management, strictly control the expense of each cost; combining the introduction of new aircraft and the retirement of old aircraft so as to streamline the model of fleet, optimizing the fleet structure and allocation; control the number of new staff members and improve the quitting mechanism of staff and continue to lower the staff to aircraft ratio, strictly control the labour cost; focusing on core and key market, optimizing the capacity resources allocation structure, enhance the efficiency of resources usage; improve the integrated management mechanism for operational control and cabin, increasing the working efficiency of staff; make use of assets management platform through promotion, revitalizing the existing assets.

34 China Eastern Airlines Corporation Limited Annual Report 2016 Review of Operations and Management’s Discussion and Analysis ✈ Brand operation strategy Through the implementation of brand operation strategy, the Group’s brand value of “World-class hospitality with Eastern Charm” won recognition of travellers and different social parties. As a modern aviation enterprise, the Group continues to pursue service quality improvement and provides customers with safe, comfortable and convenient air transport services and accurate, exquisite and refined personalized service, and create “World-class hospitality with Eastern Charm” brand core value together with customers. Seizing opportunities brought forward by logo change in 2014, introduction of new generation long-haul wide-body aircraft B777-300ER and operation of air Internet network services, the Group fully built a new generation of service brand image, push forward developing airport VIP room and high- end service product system on aircraft, continually optimize customer waiting and boarding experience. By strengthening brand promotion efforts we further enhance the Group’s brand awareness and reputation. In addition, the Group took the initiative to take social responsibility, spreading a good social brand image. ✈ Delicate management strategy The Group steadily promoted delicate management strategy and operation and management level rose continuously. Through the implementation of strategic decoding, optimization of performance and remuneration management as well as optimization of business process and enhancement of foundational management, we ascertained main targets of the Group’s operation and improved the Group’s performance management system, launching delicate management. Through establishing integrated management in such systems as marketing, flight, operation control and air and ground services, we unified key production factors and enhanced resource use efficiency of the Group. Through technical measures such as mega data and cloud calculation we enhanced marketing analysis ability and scientifically arrange flight plans. We continuously optimized capacity allocation, strengthening flight route revenue analysis and executing delicate revenue management. ✈ Digitizing strategy The Group is committed to creating “Informatized China Eastern Airlines” and realized the leading effect of informatization. Through the implementation of information technology strategy, we continuously enhance IT project construction and control capabilities and have formed digitizing system for major businesses such as marketing, service, operation control, aircraft affairs and management control. Coverage rate of automation in major business areas has increased to above 95%, effectively enhancing the Group operation efficiency. The Company vigorously promoted online service integration construction and steadily pushed up service quality and enhanced the experience of travailed services; expanded coverage scope of self-service check-in and the rate of self- service check-in in China exceeded 62%, bringing great convenience to passenger travel. We promoted luggage inquiry system and error rate of luggage transport recorded a year-on-year decrease of 1.87% and luggage transport assurance was straightened noticeably. We optimized abnormal flight information release platform and further made up for shortcomings of service. Operating Revenues In 2016, the Group’s passenger revenues amounted to RMB83,577 million, representing an increase of 6.35% from the previous year, and accounted for 93.33% of the Group’s traffic revenues. Passenger traffic volume was 167,529.20 million passenger- kilometres, representing an increase of 14.5% from the previous year. The passenger revenues of domestic routes amounted to RMB54,137 million, representing an increase of 5.07% from the previous year, and accounted for 64.78% of the passenger revenues. The passenger traffic volume was 106,361.13 million passenger-kilometres, representing an increase of 8.2% from the previous year. The passenger revenues of international routes amounted to RMB26,362 million, representing an increase of 10.15% from the previous year, and accounted for 31.54% of the passenger revenues. The passenger traffic volume was 56,821.42 million passenger-kilometres, representing an increase of 29.6% from the previous year. The passenger revenues of regional routes amounted to RMB3,078 million, representing a decrease of 1.63% from the previous year, and accounted for 3.68% of the passenger revenues. The passenger traffic volume was 4,346.64 million passenger- kilometres, representing an increase of 3.8% from the previous year. In 2016, the Group’s cargo and mail traffic revenues amounted to RMB5,977 million, representing a decrease of 7.92% from the previous year, and accounted for 6.67% of the Group’s traffic revenues. Cargo and mail traffic volume was 4,875.20 million tonne-kilometres, representing an increase of 0.2% from last year. In 2016, the Group’s other revenues were RMB9,350 million, representing an increase of 5.14% from the previous year.

35 Review of Operations and Management’s Discussion and Analysis Operating Expenses In 2016, the Group’s total operating cost was RMB91,889 million, representing an increase of 6.08% from the previous year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as take-off and landing costs, food and beverages, and depreciation and amortisation increased from the previous year. Analysis of the changes in items under operating costs of the Group is set out as follows: Aircraft fuel costs accounted for the most substantial part of the Group’s operating costs. In 2016, the Group’s total aircraft fuel cost was RMB19,626 million, representing a decrease of 3.38% from last year, mainly due to a year-on-year increase in the volume of refuelling by 11.86% for the Group, leading to an increase in aircraft fuel costs by RMB2,409 million. However, as the average price of fuel decreased by 13.62%, aircraft fuel costs decreased by RMB3,095 million. In 2016, the Group’s take-off and landing charges amounted to RMB12,279 million, representing an increase of 13.16% from the previous year, and was primarily due to the increase in the number of flights and the increase in the number of take-offs and landings of the Group. In particular, the numerous international routes newly launched by the Group and the increase in the number of flights for the North American routes led to more frequent international take- offs and landings of wide-body aircraft. In 2016, the Group’s depreciation and amortisation amounted to RMB12,154 million, representing an increase of 16.07% from last year, and was primarily due to the addition of 54 aircraft (self- owned and under finance leases) to the Group’s fleet in 2016. The increase in the number of aircraft and engines led to an increase in the original value of fixed assets and a corresponding increase in depreciation. In 2016, the Group’s wages, salaries and benefits amounted to RMB18,145 million, representing an increase of 10.24% from last year, and was primarily due to the combined effect of the increase in the number of flight-crew and maintenance personnel, the increase in flight hours and the rise in the standard flight hour fees. In 2016, the Group’s aircraft maintenance expenses amounted to RMB4,960 million, representing an increase of 15.24% from last year, and was primarily due to the net addition of 7 wide-body aircraft and 39 narrow-body aircraft, which led to an increase in maintenance fees for aircraft and engines. Meanwhile, the Group fitted its A330 aircraft with in-flight wifi and retrofitted equipment such as required navigation performance (RNP) systems in 2016, resulting in an increase in maintenance fees. In 2016, the Group’s catering supply expenses were RMB2,862 million, representing an increase of 15.92% from last year, and was primarily due to the increase in the number of passengers in carriage, especially the combined effect of the increase in the number of travellers on international long-haul flights and the higher standards required for the provision of international catering. In 2016, the Group’s aircraft operating lease rentals amounted to RMB4,779 million, representing an increase of 12.34% from last year, and was primarily due to the introduction of 18 new aircraft under operating leases by the Group and the retirement of 15 aircraft under operating leases in 2016. Owing to factors such as the market environment and the commodity price level, the introduction of the new aircraft resulted in a significant increase in rentals compared to the retired aircraft. In 2016, the Group’s other operating lease rentals amounted to RMB868 million, representing an increase of 6.90% from last year, and was primarily due to the increase in leasehold properties (including properties such as counters and VIP lounges). In 2016, the Group’s selling and marketing expenses were RMB3,133 million, representing a decrease of 14.19% from last year, and was primarily due to the increase in the proportion of direct sales for the year and changes in the policy on agency causing a decrease in the handling fees of the agency businesses. In 2016, the Group’s amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China was RMB1,945 million, representing an increase of 6.52% compared to last year. This increase was primarily due to the increase in the length of miles flown during the Year. In 2016, the Group’s ground service and other expenses were RMB5,058 million, representing a decrease of 7.68% over the previous year. The increase was primarily due to the decrease in the costs of subsidiaries. In 2016, the Group’s indirect operating expenses were RMB6,051 million, representing an increase of 9.96% as compared to last year. This was primarily attributable to the significant increase in the costs associated with the expansion in the size of the Group’s fleet.

36 China Eastern Airlines Corporation Limited Annual Report 2016 Review of Operations and Management’s Discussion and Analysis Other operating income The Group’s other operating income mainly consists of income from cooperative routes, the rest being income from disposal of fixed assets and income from government grants. In 2016, other operating income of the Group amounted to RMB5,469 million, which represented an increase of 3.80% from last year. Finance Income/Costs In 2016, the Group’s finance income was RMB96 million, which represented an increase of 45.45% from last year. Finance costs amounted to RMB6,272 million, representing a decrease of 12.60% from last year, primarily due to the decrease in net exchange losses recognised during the Year. In 2016, the Group’s exchange losses amounted to RMB3,543 million, representing a decrease of 28.96%. Among the current liabilities, interest-bearing liabilities (current portion of obligations under finance leases, short-term bank borrowings, short-term debentures, current portion of long-term bank borrowings due within one year) amounted to RMB35,289 million or a decrease of 20.38% from the end of 2015. Among the non-current liabilities, interest-bearing liabilities (long- term bank borrowings, bonds payable and obligations under finance leases) amounted to RMB82,484 million or an increase of 10.29% from the end of 2015. In 2016, the Group proactively adjusted the structure of its foreign- currency obligations by substantially cutting down its USD- denominated obligations in response to exchange fluctuations in order to lower its exchange rate risk. As at 31 December 2016, the breakdown of the Group’s interest-bearing obligations by currencies is as follows: Unit: RMB million Profit Profit attributable to equity holders of the Company in 2016 was RMB4,498 million, representing a decrease of 0.86% from last year. The earnings per share attributable to the equity holders of the Company were RMB0.33. Liquidity and Capital Structure As at 31 December 2016, the Group had total assets of RMB212,324 million, an increase of 7.24% from the end of 2015. Its debt ratio was 75.34%, representing a 4.49 percentage points decrease from the end of 2015. In particular, the Group’s total current assets amounted to RMB15,888 million, accounted for 7.48% of the total assets and represented a decrease of 31.16% from the end of 2015. The Group’s non-current assets amounted to RMB196,436 million, accounted for 92.52% of the total assets and represented an increase of 12.30% from the end of 2015. As at 31 December 2016, the Group had total liabilities of RMB159,958 million, comprising current liabilities of RMB68,082 million which accounted for 42.56% of total liabilities, and non- current liabilities of RMB91,876 million which accounted for 57.44%. Among the current liabilities, interest-bearing liabilities (current portion of obligations under finance leases, short-term bank borrowings, short-term debentures, current portion of long-term bank borrowings due within one year) amounted to RMB35,289 million or a decrease of 20.38% from the end of 2015. Among the non-current liabilities, interest-bearing liabilities (longterm bank borrowings, bonds payable and obligations under finance leases) amounted to RMB82,484 million or an increase of 10.29% from the end of 2015. In 2016, the Group proactively adjusted the structure of its foreigncurrency obligations by substantially cutting down its USDdenominated obligations in response to exchange fluctuations in order to lower its exchange rate risk. As at 31 December 2016, the breakdown of the Group’s interest-bearing obligations by currencies is as follows: Unit: RMB million RMB equivalent Currency 2016 2015 Amount Percentage (%) Amount Percentage (%) Movement (%) USD 52,866 44.89 87,285 73.28 -39.43 RMB 57,793 49.07 29,769 24.99 94.14 Others 7,114 6.04 2,057 1.7 3 246 Total 117,773 10 0 119,111 10 0 -1.12 As at 31 December 2016, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings equivalent to RMB22,446 million, a decrease of 45.15% from RMB40,923 million as at 31 December 2015. The breakdown by currencies is as follows: Unit: RMB million RMB equivalent Currency 2016 2015 Movement (%) USD 7,953 36,943 -78.47 EUR 4,215 – 100 RMB 10,27 8 3,98 0 158.24 Total 22,44 6 40,92 3 -45.15

37 Review of Operations and Management’s Discussion and Analysis As at 31 December 2016, the Group’s interest-bearing liabilities included finance lease obligations equivalent to RMB61,041 million, an increase of 16.49% from RMB52,399 million as at 31 December 2015. The Group’s finance lease obligations were all based on floating-rate. The breakdown by currencies is as follows: Unit: RMB million RMB equivalent Currency 2016 2015 Movement (%) USD 44,913 50,342 -10.78 SGD 739 815 -9.33 JPY 326 344 -5.23 HKD 840 898 -6.46 RMB 14,22 3 – 100 Total 61,04 1 52,39 9 16.49 Interest Rate Fluctuation The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2015 and 31 December 2016, the Group’s liabilities denominated in USD accounted for 73.28% and 44.89%, respectively, of total interest-bearing liabilities while liabilities denominated in RMB accounted for 24.99% and 49.07%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. As at 31 December 2015, the notional amount of the outstanding interest rate swap agreements of the Group was approximately USD1,466 million. As at 31 December 2016, such amount was approximately USD1,636 million and these agreements will expire between 2018 and 2025. Exchange Rate Fluctuation The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, obligations under finance leases and bonds payable) as at 31 December 2015 and 31 December 2016 were equivalent to RMB119,111 million and RMB117,773 million, respectively, of which short-term liabilities accounted for 37.21% and 29.96%, respectively. Most of the long-term interest- bearing liabilities were liabilities with floating interest rates. Both of the short-term liabilities and the long-term interest-being liabilities were affected by fluctuations in current market interest rates. gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. As at 31 December 2015, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD12 million. Such amount was USD440 million as at 31 December 2016, and will expire in 2017.

38
China Eastern Airlines Corporation Limited
Annual Report 2016

Review of Operations and
Management's Discussion and Analysis

Analysis on Investment

1. Significant equity investment

(1) Investment in securities

Type of securities	Stock Code	Stock abbreviation	Initial investment (RMB)	Shareholdings (share)	Closing book value	Percentage of total investment at the end of the period (%)	Profit and loss during the reporting period (RMB)
Share	600377	Jiangsu Expressway	360,000	200,000	1,710,000	0.32	–
Share	600827	Shanghai Bailian	26,670	15,039	215,960	0.04	–
Share	600650	Jin Jiang Investment	208,000	83,636	1,933,664	0.36	–
Share	00696	TravelSky	18,503,000	29,055,000	423,675,388	78.67	–
Share	600000	Pudong Development Bank	122,144,004	6,846,637	110,983,986	20.61	–
		Other securities investments held at the end of the period	/	/	/	/	/
		Profit and loss on securities investments sold in the reporting period	/	/	/	/	/
		Total	**141,241,674**	**/**	**538,518,998**	**100**	**/**

As at the end of the reporting period, the closing book value of the above mentioned investments in securities accounted for approximately 0.25% of the total assets.

(2) Equity held in unlisted financial enterprises

Unit: RMB'000

Name of investee	Initial amount of investment	Number of shares held (shares)	Percentage of equity in the company	Carrying amount at the end of the period	Profit or loss during the reporting period	Change in owner's equity during the Reporting Period	Accounting item	Source of share
Eastern Air Group Finance Co., Limited	486,902	–	25%	593,273	22,911	–1,317	Long-term equity investment	investment
Total	**486,902**	**–**	**25%**	**593,273**	**22,911**	**–1,317**	**/**	**/**

39

Review of Operations and
Management's Discussion and Analysis

2. Material non-equity investment

Summary of event	Search index
On 28 April 2016, the Company entered into the A350 series purchase agreement with Airbus SAS to acquire 20 A350-900 aircraft from Airbus. On 28 April 2016, the Company entered into the B787 series purchase agreement with Boeing Company to acquire 15 B787-9 aircraft from Boeing Company.	For details, please refer to the announcement of the Company dated 29 April 2016 disclosed in China Securities Journal, Shanghai Securities News and website of the Shanghai Stock Exchange.

3. Explanation of changes in assets measured at fair value and major asset measurement attributes

Unit: RMB'000

Item name	Balance at beginning of year	Balance at end of year	Change for the period	Profit/ (loss) for the period
Interest rate swap contracts	(78,757)	89,086	167,843	(119,866)
Forward foreign exchange contracts	15,939	72	(15,867)	5,279
Cross currency swap contracts	7,040	0	(7,040)	5,097
Total	**(55,778)**	**89,158**	**144,936**	**(109,490)**

(1) Change in interest rate

The Group's interest-bearing liabilities include the short-term interest-bearing liabilities and long-term interest-bearing liabilities, among which the majority of long-term interest-bearing liabilities are floating rate liabilities. The aforementioned two liabilities are affected by fluctuations in current market interest rates. The Group's interest-bearing liabilities are primarily denominated in USD and RMB. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group's finance costs. The Company uses the interest rate swap to reduce the floating rate risks of USD-denominated liabilities.

As of 31 December 2015, the notional amount of the outstanding interest rate swap agreements of the Group was approximately USD1,466 million. As at 31 December 2016, such amount was USD1,636 million and these agreements will expire between 2018 and 2025.

(2) Exchange Rate Fluctuation

As at 31 December 2016, the Group's total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB59,980 million, of which USD liabilities accounted for 88.14% of the total amount of interest-bearing liabilities denominated in foreign currencies. Therefore, a significant fluctuation in USD exchange rates will subject the Company to significant foreign exchange loss/gain arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Company uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies.

As at 31 December 2015, the outstanding foreign currency hedging contracts held by the Company amounted to a notional amount of USD12 million. Such amount was USD440 million as at 31 December 2016, and will expire in 2017.

(3) Cross currency swap contract

The Company use cross currency swap contracts to reduce the risks from exchange rate and interest rate. The Company's cross currency swap contracts qualify for hedge accounting. The contracts are generally for swapping variable rates of LIBOR ("LIBOR"), into variable rates of EURIBOR ("EURIBOR"). All the aforementioned contracts were closed out during the reporting period in 2016.

In 2016, net cash inflow from the Group's cross currency swap contracts amountes to RMB5 million.

As at 31 December 2016, the Company did not have any outstanding cross currency swap contracts.

40 China Eastern Airlines Corporation Limited
Annual Report 2016

Review of Operations and
Management's Discussion and Analysis

3. Material disposal of assets and equity interest

On 29 November 2016, the Company entered into Eastern Logistics Equity Transfer Agreement with Eastern Airlines Industry Investment, in relation to the transfer of 100% equity interests in Eastern Logistics held by the Company to Eastern Airlines Industry Investment. The aforementioned equity interests transfer connected transaction has been considered and approved in the first extraordinary meeting 2017 of the Company.

As of 8 February 2017, the Company has transferred its 100% equity interests in Eastern Logistics to Eastern Airlines Industry Investment, and has been filed for registration of changes with the industrial and commercial authorities. Since 8 February 2017, the shareholder of Eastern Logistics has changed from the Company to Eastern Airlines Industry Investment.

After the completion of transaction of equity interest transfer, the Company will concentrate on its air passenger transportation business, further enhance the reform and transformation, improve its management ability in its major aviation business in order to create better return for shareholders.

For details, please refer to please refer to the announcements of the Company dated 30 November 2016 published on China Securities Journal, Shanghai Securities News and website of the Shanghai Stock Exchange, and announcements of the Company dated 18 January and 11 February 2017 published on China Securities Journal, Shanghai Securities News, Securities Daily and website of the Shanghai Stock Exchange.

4. Analysis on major subsidiaries and joint ventures

Unit: RMB million

Name of subsidiaries and joint ventures	Revenue	Year-on-year increase (%)	Net profit	Year-on-year increase (%)	Total assets	Net assets	Gearing Ratio (%)
CEA Jiangsu	7,298	13.48%	511	9.65	9,423	3,303	64.94
CEA Wuhan	3,706	6.31%	433	–16.40	6,187	3,122	49.53
CEA Yunnan	9,054	–4.87%	774	–37.83	17,143	5,953	65.27
Shanghai Airlines	11,439	12.35%	835	239.43	15,122	1,115	92.63
China United Airlines	4,236	7.54%	468	77.95	8,220	2,414	70.63
Eastern Logistics	5,913	–7.36%	428	100.94	5,216	633	87.86
Shanghai Flight Training	673	61.00%	252	176.92	1,962	1,021	47.96
Eastern Technology	6,737	8.49%	155	118.31	7,808	4,113	47.32
Shanghai Airlines Tours	2,836	–15.24%	–18	–37.93	466	31	93.34

(1) CEA Jiangsu

The Company's controlling subsidiary CEA Jiangsu was established in 1993, with the registered capital of RMB2,000 million. In 2016, CEA Jiangsu achieved revenue of RMB7,298 million, representing a 13.48% increase from the previous year. The net profit achieved RMB511 million, representing a 9.65% increase from the previous year. Passenger traffic volume was 13,690.55 million passenger-kilometres, representing a 18.6% increase from the previous year. The passengers carried were 10,241,900, representing a 15.9% increase from the previous year. As of the end of 2016, CEA Jiangsu operated a total of 53 A320 series aircraft.

 41 Review of Operations and Management’s Discussion and Analysis (2) CEA Wuhan The Company’s controlling subsidiary CEA Wuhan was established in 2002, with the registered capital of RMB1,750 million. In 2016, CEA Wuhan achieved revenue of RMB3,706 million, representing a 6.31% increase from the previous year. The net profit achieved RMB433 million, representing a 16.40% decrease from the previous year. Passenger traffic volume was 5,905.31 million passenger-kilometres, representing a 6.7% increase from the previous year. The passengers carried were 5,246,500, representing a 12.8% increase from the previous year. As of the end of 2016, CEA Wuhan operated a total of 27 B737 series aircraft. (3) CEA Yunnan The Company’s controlling subsidiary CEA Yunnan was established in 2010, with the registered capital of RMB3,662 million. In 2016, CEA Yunnan achieved revenue of RMB9,054 million, representing a 4.87% decrease from the previous year. The net profit achieved RMB774 million, representing a 37.83% decrease from the previous year. Passenger traffic volume was 15,250.28 million passenger-kilometres. The passengers carried were 11,834,800. As of the end of 2016, CEA Yunnan operated a total of 76 A330 series and B737 series aircraft. (4) Shanghai Airlines The Company’s wholly-owned subsidiary Shanghai Airlines was established in 2010, with the registered capital of RMB500 million. In 2016, Shanghai Airlines achieved revenue of RMB11,439 million, representing a 12.35% increase from the previous year. The net profit achieved RMB835 million, representing a 239.43% increase from the previous year. Passenger traffic volume was 20,523.82 million passenger-kilometres, representing a 15.7% increase from the previous year. The passengers carried were 14,314,700, representing a 18.4% increase from the previous year. As of the end of 2016, Shanghai Airlines operated a total of 87 A330 series and B737 series aircraft. (5) China United Airlines The Company’s wholly-owned low-cost airline China United Airlines was established in 1984, with the registered capital of RMB1,320 million. In 2016, China United Airlines achieved revenue of RMB4,236 million, representing a 7.54% increase from the previous year. The net profit achieved RMB468 million, representing a 77.95% increase from the previous year. Passenger traffic volume was 8,478.45 million passenger- kilometres, representing a 9.0% increase from the previous year. The passengers carried were 6,734,700, representing a 9.1% increase from the previous year. As of the end of 2016, China United Airlines operated a total of 33 B737 series aircraft. (6) Eastern Logistics Eastern Logistics was established in 2004, with the registered capital of RMB1,150 million. In 2016, Eastern Logistics achieved revenue of RMB5,913 million. The net profit achieved RMB428 million. As of the end of 2016, China Cargo Airlines, a controlling subsidiary of Eastern Logistics, operated a total of 9 freighters. Starting from 8 February 2017, shareholder of Eastern Logistics was changed from the Company to Eastern Airlines Industry Investment. Risk Analysis 1. Macro-economic Risk The aviation transportation industry is closely connected to macro-economic development. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activity. These factors will in turn affect the demand for passenger and cargo services. If the macro-economic climate worsens, the Group’s results of operations and financial condition may be adversely affected. The Group paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from economic restructuring, upgrade of consumption level of residents, development of tourism economy and low international fuel prices to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

42 China Eastern Airlines Corporation Limited Annual Report 2016 Review of Operations and Management’s Discussion and Analysis 2. Policy and Regulation Risk The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Group. With respect to industrial policies and regulations, the Group played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations. 3. Flight Safety Risk Flight safety is the precondition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Group. The Group regularly convened flight safety meetings, analyzed and reported on the Group’s flight status in a timely manner and planned for flight safety management. The Group established a comprehensive flight training control mechanism to enhance the quality of pilot training. 4. Terrorist Attack Risk International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place. With reference to terror cases in recent years, the Group demonstrated fire drills and provided scenario trainings and specific trainings for weapons and firearms onboard, with a view to enhancing the aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. In the future, the Group will combine aviation security and safety audit, introduce aviation security assessment standards on routes, establish the communication link mechanism on the basis of the aviation security communication system and put spotlight on the primarily-focused regional routes for the formulation of specific aviation security proposals. In light of the shrunken demand for passenger transportation induced by the domestic and overseas terrorist attacks, the Group will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner. 5. Core Resources Risk The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserves of the Group fail to adequately support the rapid growth of the Group’s operational scale, the business and operations of the Group may be adversely affected. The Group promoted the building of corporate culture of “Love at China Eastern Airlines” and further improved its incentive scheme for core technical staff to promote loyalty of core personnel. The Group proactively developed a core back-up workforce through providing training programs to a pool of multi-tier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Group proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources, to continuously optimize the route network of the Shanghai core hub and Xi’an and Kunming regional hubs. 6. Competition Risk With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing inputs on flight capacity in the Chinese market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainty to the Group’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly. There i s a certain level of overlap between railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and webified, certain route of the Group will experience larger competitive pressure.

43

Review of Operations and
Management's Discussion and Analysis

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three large hubs and core markets. Leveraging on the SkyTeam Alliance platform, the Group enhanced its strategic cooperation with Delta Air Lines and cooperated with Air France-KLM and Qantas Airline to develop a highly efficient and convenient flight network which covered the whole of PRC and connected to the whole world.

Under the impact of other means of transportation, the Group focused on the three large hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group put great effort into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

7. Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group's revenue from fuel surcharge and accordingly the Group's results of operations.

In 2016, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB981 million. In 2016, the Group has not conducted aviation fuel hedging activities.

In 2016, the Group seized the opportunities arising from the low international fuel prices, actively boosting its flight capacity and optimized the production structure. As a result, the Group achieved favorable results of operations. The Group will actively review the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities.

8. Exchange Rate Fluctuation Risk

As the Group's foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Group's profit for that period and causes larger impact on the Group's operating results.

As at 31 December 2016, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on the net profit		Effect on other comprehensive income	
	Appreciation	Depreciation	Appreciation	Depreciation
USD	−377	377	23	-23

In 2016, the Group expanded its financing channels by means of issuing super short-term commercial paper and acquiring RMB borrowings to bring in RMB finance, and proactively optimized the mix of currency denomination of the Group's debts. As at 31 December 2016, the Group's proportion of USD-denominated debts made up of the Group decreased to 44.89%.

In the future, the Group will reinforce its review on the foreign exchange market, further expand the variety of its RMB financing instruments and improve the Group's debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group's operations.

9. Interest Rate Fluctuation Risk

The majority of the Group's liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group's existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group's finance costs.

As at 31 December 2016, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on profit or loss		Effect on other comprehensive income	
	Increase	Decrease	Increase	Decrease
Floating rate instruments	−140	140	21	-21

44 China Eastern Airlines Corporation Limited Annual Report 2016 Review of Operations and Management’s Discussion and Analysis The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will make good use of the trend of the RMB interest rate to minimise RMB finance costs. 10. Information Technology Safety Risk The development of all businesses in the Group’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group, or if it experiences external network attacks, the Group’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Future upgrades of information technology that are required will challenge the reliability of the Group’s existing systems. The Group conducted information system emergency response training and commissioned the construction of the Xi’an disaster backup facility. The Group further implemented security code review and security protection around the boundaries of the internet and the data centre, optimized the multi-dimensional security protection system and elevated the overall security protection level on the Group’s information system. 11. Development and Transformation Risk While the Group expands to new international markets, carries out external investments, mergers and acquisitions and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group. During the process of transformation, the Group explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Group. Some of the Group’s transforming projects or adjusted businesses may be unable to achieve expected goals. The Group has been making improvements to the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets. 12. Suppliers Risk The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If the Group’s major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Group. The Group has been focusing on the suppliers who are closely related to the Group’s production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the procurement department. 13. Securities Market Fluctuations Risks The Group’s share price is not only dependent on its current results and projection for future operations, but also on factors including policy environment, macroeconomy, flow of market capital and investor sentiment etc. The Group’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Group’s capital operations and implementation of projects. The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened communication between the capital markets and various investors, paid close attention to the Group’s share price performance and media coverage and gave timely response to the market.

45 Review of Operations and Management’s Discussion and Analysis 14. Other Force Majeure and Unforeseeable Risks The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Group. The Group strove to develop and refine its emergency response mechanism and emergency response plan in order to mitigate the adverse impacts arising from other force majeure and unforeseeable risks. Pledges on Assets and Contingent Liabilities The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2015, the value of the Group’s assets used to secure certain bank loans was RMB29,147 million. As at 31 December 2016, the value of the Group’s assets used to secure certain bank loans was RMB17,559 million, representing a decrease of 39.76% compared to last year. As at 31 December 2016, the Group had no significant contingent liabilities. Capital Expenditure The foreseeable capital requirements of the Group are primarily from maintaining its daily operations, purchase of aircraft, engines and equipment and investment in fixed assets projects, among which fixed assets projects mainly comprise infrastructure projects such as the CEA base (West district) phase II ancillary project at Shanghai Hongqiao International Airport, the CEA base project at the Beijing new airport, the CEA base project at the Chengdu new airport and the base project at the Qingdao new airport. The capital requirements of the Group may vary due to factors such as entering into new purchase contracts of aircraft, engines and other flight equipment, amendments to the original contracts and changes in price index. According to the agreements entered into in relation to aircraft and engines, as at 31 December 2016, the Group expected its future capital expenditures on aircraft and engines to be, in the aggregate, approximately RMB123,019 million, including the expected capital expenditure of approximately RMB28,384 million in 2017. In 2017, the Group plans to satisfy the aforesaid capital requirements through revenue from operations, existing bank credit facilities, bank loans, leasing arrangements and other external financing in order to ensure the normal operations of the Group. Introduction of aircraft and related equipment and financing plan during the reporting period: (1) Fund distribution for introduction of aircraft and related equipment during the reporting period In 2016, the Group met the needs of the introduction of aircraft and related equipment through operating income, existing bank credit limit, bank loans, leasing arrangements and other external financing methods. We introduced 54 aircraft through self-purchase or financial leasing and introduced 18 aircraft through operating lease. (2) Capital expenditure plan and delivery plan of aircraft and related equipment in future 3 years According to the agreements entered into in relation to aircraft, engines and aviation equipment, as at 31 December 2016, the Group expected its future capital expenditures on aircraft and engines to be, in the aggregate, approximately RMB123,019 million, including expected capital expenditure of approximately RMB28,384 million, RMB32,306 million and RMB28,983 million respectively from 2017 to 2019. The capital requirements of the Group may vary due to factors such as entering into new purchase contracts of aircraft, engines and other flight equipment, amendments to the original contracts and changes in price index.

46 China Eastern Airlines Corporation Limited
Annual Report 2016

Review of Operations and
Management's Discussion and Analysis

(3) The estimated cost and earnings of new aircraft purchased during the reporting period

No.	Aircraft model purchased	Quantity	Catalog price Unit Price	Catalog price Total	Estimated ASK earning (RMB)
1	A350-900 aircraft	20	USD298 million	USD5.96 billion	0.35
2	B787-9 aircraft	15	USD261 million	USD3.915 billion	0.36

Notes:

1. For details of the purchase of A350-900 aircraft and the B787-9 aircraft by the Group, please refer to the announcement published on 29 April 2016 by the Company in the China Securities Journal, Shanghai Securities News and the website of the Shanghai Stock Exchange.

2. Airbus SAS and Boeing Company gave the Company a greater price discount in A350-900 and B787-9 aircraft transactions respectively. Hence the actual price of the aircraft is significantly lower than the catalog price. The Company also confirmed that the price concessions received in the A350-900 and B787-9 aircraft transactions were fair and reasonable, better than acquisition of aircraft from Airbus and Boeing Company.

3. According to route network planning of the Group, A350-900 aircraft and B787-9 aircraft will be mainly allocated for routes for North America and Europe. ASK earning made reference to same-level aircraft's historical data and comprehensively considered estimations of factors such as International routes, fare level, etc. Actual data may be different from the estimated value due to changes in geopolitics, macroeconomic environment, market demand, route structure, route competition etc.

(4) The maintenance policy, expenses and depreciation costs of aircraft during the reporting period

In 2016, the repair cost of aircraft and engine of the Group was RMB4.96 billion and depreciation cost of aircraft and engine was RMB10.628 billion.

For details of the Group's aircraft maintenance policies please refer to the Company's aircraft maintenance policies as set out in "Maintenance and overhaul costs" of "2.4 Summary of Significant Accounting Policies" in Notes to the Financial Statements of the Company.

Pilot training conditions of the Group and changes during the reporting period:

In 2016, the Group added 357 captains, 405 new deputy pilots; annual average flight hours of captains were 868 hours and annual average flight hours of deputy pilots were 807 hours.

Route network

In 2016, the Group opened new routes including routes to Prague, St. Petersburg, Amsterdam, Madrid, Chicago, and Brisbane, and cancelled routes to Kathmandu from Shanghai Pudong via Kunming, routes from Shanghai Pudong to Hohhot, etc. As of the end of 2016, through connection with route network of partners of SkyTeam Alliance, the Company's route network reached 1,062 destinations in 177 countries.

In 2017, the Group will comprehensively assess factors including macro economy, geopolitics, market demand, aviation right resources and corporate development strategy, hub construction and route network overall layout, etc. Through opening new routes, increasing current routes and launching multi-level cooperation with both internal and external partners of SkyTeam Alliance in code sharing and route joint operation, we will continuously expand and optimize the Group's route network.

47 Review of Operations and Management’s Discussion and Analysis Human Resources As at 31 December 2016, the Group had 75,333 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any difficulties in recruiting new employees. Total number of staff 75,333 Number of staff of the Company 36,951 Number of staff of major subsidiaries 38,382 Number of retired staff whose expenses are committed by the Company and major subsidiaries 6,204 Composition of professionals Category of Professionals Number of Professionals Pilots 6,759 Flight attendants and other aircrew 15,494 Maintenance personnel 11,621 Ground services and others 29,679 Operation control 2,180 Information technology 860 Sales and marketing 4,739 Management 4,001 Total 75,333 Education level Category of Education Level Number of Staff Master and above 1,621 Bachelor 29,167 Non-degree tertiary 26,940 Other 17,605 Total 75,333 (III) Employees Training Program The Group puts great emphasis on employees training by improving the structure of its training system, strengthening frontline training, intensifying management training and innovating cultivation model to nurture a team of excellent talents who are able to accommodate the innovation and development of the Company and better satisfy the Group’s business development needs and talent team building requirements. ✈ Management Personnel Training In 2016, the Group organized 182 sessions of multitier training for a total of 11,249 participants, and optimized the “Sailing Program (揚帆計劃)”, a training program for new management trainees incorporating closed- door training with seminars, experiential and inspiring teaching with 260 participants. Focusing on major topics such as project management and internet development, the Group organized management forums and invited domestic and international renowned scholars to deliver lectures and attend exchange sessions. The Company developed its own “Lean Six Sigma Green-belt Program (Ver. 2.0)” with a view to continually optimizing its training system. ✈ Core Technician Training In 2016, the Group focused on practical teaching aspects. On the foundation of existent models such as original case teaching, scenario simulation, emergency drills, crew co-training. With the introduction of emergency treatment, details of service and operation details of remediation into the front-line training courses, as well as introduction of basic legal knowledge, team management, pressure release, communication skills and other specific management courses into the basic management courses, we could effectively push forward the improvement in methods adopted by core technical talents, and enhance management efficiency and service quality.

48 China Eastern Airlines Corporation Limited Annual Report 2016 Review of Operations and Management’s Discussion and Analysis The Group has introduced the new 15 courses, including new pilot trainee management captain preparatory classes, and revises the selected 89 courses, to further improving the flight personnel training system. Revolving around the Group’s strategy, corporate culture, service brands, we have established the development mechanism of demand-oriented marketing curriculum and developed 37 courses including Common problems on aircraft (機上常見問 題), Air defense security situation research and analysis (空防安全形勢研判與分析), Promotion of ground crew regional manager (地服區域經理提升), Differentiation of practical marketing for major clients (大客戶營銷 實戰差異化) to ensure that marketing staff training, flight attendant training, operation control training and ground service training would be effective for the Group’s core businesses. ✈ Backup Talents Training The Group places great emphasis on the establishment of backup talents pool by formulating the corresponding training plan for staff at different levels and business segments. In 2016, the Group introduced tutor system for the first time to backup talents training plan and set up personal development plan. We also optimized operational learning project and stressed on relevance of projects and the Group’s strategies, hence strengthened the interaction of trainees under different types of training and formed cross-level and cross- profession project teams. In 2016, all students from the first phase of the Group’s “Yan” scheme have completed all the training courses and started working in different departments. The students from the second phase of “Yan” scheme have completed the stage of specific training and commenced the practical stage. The students from the “Yi” scheme and “Xiang” scheme have determined the topics for the operational learning project and commenced practical training. The students from the first phase of the “Ying” scheme have completed all the training courses and rotational training. The Group will start the selection of students from both local and overseas for the third phase of “Yan” scheme with the reliance on the experiences in backup talents training. ✈ Enhancement of Learning Platform In 2016, the Group implemented the establishment of multi-level and multi-stage learning platform, initiated the integration of e-learning platform such as “Palm Lesson” and “CEA intelligent operational platform”, completed the upgrade of CEA E-learning website and optimized the training management module. The Company has also launched the course of professional dynamic graphic used in WeChat and developed the intensive courses such as “CEA free luggage quota standard (東航免費行李額標準)”, “Hints for 72 hours visa exemption policy (72小時過境免簽政策小知識)” and “600 English sentences used in passenger traffic (客 運英語600句)”. The Company published 20 editions of “CEA Management”, uploaded 450 articles and added the supplement of “ Backup Talents Magazine”. Critical Accounting Policies Critical accounting policies are defined as those which reflect significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. Our audited consolidated financial statements have been prepared in accordance with IFRSs. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRSs requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates and assumptions made in the preparation of these financial statements are identified and set forth in Note 4 to our audited consolidated financial statements. Taxation The Company is subject to income tax at a rate of 25% (2015: 25%). Our effective tax rate, however, may be lower than the rate of 25% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 16.5% or 15% rather than 25%. We had carried forward tax losses of approximately RMB1,637 million as at 31 December 2016 (2015: RMB2,488 million), which can be used to set off future taxable income between 2017 and 2021.

49 Report of Directors The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2016. Group Activities and Results The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services. For further discussion and analysis on the business of the Group for the year ended 31 December 2016, including a fair review of the business of the Group, description of the principal risks and uncertainties facing the Group and highlight of the Group’s business development in the future is set out in Chairman’s Statement from page 20 to page 25 and Review of Operations and Management’s Discussion and Analysis from page 28 to page 48 of this annual report. The Company, with its headquarters in Shanghai, is one of the three largest air carriers in the PRC in terms of the total tonne-kilometres and number of passengers carried in 2016. The results of the Group for the year ended 31 December 2016 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRSs and PRC Accounting Standards, are set out in the financial statements. The geographical analysis of the Group’s revenue from its business is as follows: Revenue PRC Accounting Standards IFRSs RMB million RMB million Domestic 63,551 63,730 Regional (Hong Kong, Macau and Taiwan) 3,516 3,516 International 31,493 31,658 Total 98,560 98,904 Dividend On 30 March 2017, the Board considered and approved the 2016 annual profit distribution proposal. It was recommended by the Board that the 2016 annual distribution be approximately RMB708.9 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share would be RMB0.049 (before tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD. The independent non-executive directors of the Company are of the view that the aforesaid annual profit distribution proposal is in line with the objective situation of the Company, in the long-term interests of the Company and its shareholders, in compliance with relevant laws, regulations and the articles of association of the Company, and not detrimental to the interests of investors (especially minority shareholders) of the Company The aforesaid profit distribution proposal of the Group is subject to consideration and approval by the shareholders at the 2016 general meeting of the Company. If 2016 annual profit distribution proposal is approved at the general meeting, the Company expects that the cash distribution will be paid on 10 August 2017. The notice convening the annual general meeting, containing details of the period and procedures of the closure of register of members, will be published and despatched to Shareholders of the Company in due course.

50 China Eastern Airlines Corporation Limited Annual Report 2016 Report of Directors Share Capital 1. As at 31 December 2016, the share capital structure of the Company is set out as follows: Total number of shares Approximate percentage in shareholding (%) I A Shares 9,808,485,682 67.80 1. Listed shares with trading moratorium 1,327,406,822 9.18 2. Listed shares without trading moratorium 8,481,078,860 58.62 II H Shares 4,659,100,00 0 32.2 0 III Total number of shares 14,467,585,682 100 Note: As at 31 December 2016, there were 1,327,406,822 listed A shares with trading moratorium in the A shares of the Company which were held by Shanghai Licheng Information Technology Consulting Co., Limited, China National Aviation Fuel Holding Company, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Limited, respectively and 8,481,078,860 listed A shares without trading moratorium. The total number of H shares of the Company amounted to 4,659,100,000 shares. The total number of shares issued by the Group amounted to 14,467,585,682 shares. NON-PUBLIC ISSUANCE OF A SHARES On 8 January 2016, the Company received the “Approval for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No. 8) issued by the China Securities Regulatory Commission (“CSRC”), approving the Company to issue not more than 2,329,192,546 A Shares by way of non-public issuance. On 30 June 2016, the Company completed the issuance of 1,327,406,822 A shares to Shanghai Licheng Information Technology Consulting Co., Limited (上海勵程信息技術諮詢有限公司), a subsidiary of Ctrip, China National Aviation Fuel Holding Company (中國航空油料集團公司), China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司) and Caitong Fund Management Co., Limited (財通基金管理有限 公司). On 4 July 2016, the second ordinary meeting of the eighth session of the Board of the Company considered and approved the resolution on the use of proceeds raised from the non-public issuance of A Shares of the Company to exchange with self-raised funds funded in advance. It was agreed that the Company will use the net proceeds raised from the non-public issuance of A Shares in the amount of RMB8,539,974,533.71, on a 4:1 ratio, to exchange with the self-raised funds used for payment in advance for the purchase of 28 aircraft and the repayment of loans from financial institutions, respectively. For details, please refer to the announcements published on the China Securities Journal, Shanghai Securities News, and the websites of Shanghai Stock Exchange by the Company dated 8 January and 4 July 2016, respectively.

51 Report of Directors Fundraising Proceeds and Its Actual Use On 27 June 2016, the Company issued 1,327,406,822 RMB-denominated ordinary shares (A Shares) at an issue price of RMB6.44 per share by way of non-public issuance, raising a total of RMB8,548,499,933.68. After deducting sponsor and underwriting expenses and other listing fees, the net proceeds amounted to RMB8,539,974,533.71. The said proceeds were remitted to the Company’s account specified for the proceeds on 27 June 2016. In 2016, the Company had used RMB 8,539,974,533.71 of the total proceeds, on a 4:1 ratio, to exchange with part of the aforesaid self- raised funds used for payment in advance for the purchase of 28 aircraft and the repayment of loans from financial institutions. As at 31 December 2016, the balance of the Company’s account specified for the proceeds amounted to 0. The details are as follows: No. Name of project Investment amount in the project Actual investment amount (ten thousand) (ten thousand) 1 Purchase of 28 aircraft 1,212,700 683,197.96 2 Repayment of loans from financial institutions 316,90 0 170,799.4 9 Total 1,529,60 0 853,997.4 5 The abovementioned exchange event was verified by Ernst & Young Hua Ming LLP (安永華明會計師事務所(特殊普通合夥)) which issued the Specific Verification Report (Ernst & Young Hua Ming (2016) Zhuan Zi No. 61056687 B38) on 4 July 2016. Number of Shareholders As at 31 December 2016, the total number of registered Shareholders was 290,398.

52
China Eastern Airlines Corporation Limited
Annual Report 2016

Report of Directors

Substantial Shareholders

As at 31 December 2016, shareholders who are interested in 10% or more of any class of the issued share capital of the Company are set out as follows:

Name	Class of Shares	Number of shares	Approximate percentage of shareholding (%)
CEA Holding[1]	A shares	5,530,240,000	38.23
CES Global[2]	H shares	2,626,240,000	18.15
HKSCC Nominees Limited[3]	H shares	4,181,677,289	28.90
Delta Air Lines, Inc.[4]	H shares	465,910,000	3.22

Notes:

Based on the information available to the directors of the Company (including such information as was available on the website of the Stock Exchange of Hong Kong Limited) and so far as they are aware of, as at 31 December 2016:

(1) Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance Holding Co. Limited, which in turn were entirely held by CEA Holding.

(2) Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(3) Among the 4,181,677,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 56.37% of the Group's then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(4) Those H shares were held by Delta Air Lines, Inc. in the capacity of beneficial owner, and represented approximately 10.00% of the Group's then total issued H shares.

Shareholding in the Company held by the directors, supervisors, chief executive officer, senior management and any other shareholders of the Company who are interested in the Company which are required to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the relevant provisions under SFO (and recorded in the register required to be kept by the Company pursuant to section 336 of the SFO) as at 31 December 2016 will be included in the Group's 2016 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Shareholders who are interested in 5% or more of any class of voting shares in the Company are obliged to disclose their interests, and short positions, in voting shares of the Company when (but not limited to) there is any change in the percentage of their respective share interests or the nature of their interests.

53

Report of Directors

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the Reporting Period, the 10 largest registered Shareholders and the 10 largest registered Shareholders of shares with trading moratorium and the 10 largest registered Shareholders of shares without trading moratorium on the register of members of the Company and their respective shareholdings are as follows:

Unit: share

Shareholdings of top ten shareholders						
Name of Shareholders	Nature of Shareholders	Percentage (%)	Shareholding as at the end of period	Increase/ (decrease) in shareholding in reporting period	Share subject to trading moratorium held	Charged or locked-up shares
China Eastern Airlines Corporation Limited	State-owned legal person	35.06	5,072,922,927	–	–	Nil
HKSCC NOMINEES LIMITED	Overseas legal person	28.90	4,181,677,289	–992,000	–	Unknown
China National Aviation Fuel Holding Company	State-owned legal person	4.05	586,300,252	465,838,509	465,838,509	Nil
Delta Air Lines	Overseas legal person	3.22	465,910,000	–	–	Unknown
Shanghai Licheng Information Technology Consulting Co., Limited	Domestic non-state-owned legal person	3.22	465,838,509	465,838,509	465,838,509	465,838,509 Charged
CES Finance Holding Co., Limited	State-owned legal person	3.16	457,317,073	–	–	Nil
China Securities Finance Corporation Limited	State-owned legal person	2.37	343,499,266	6,127,602	–	Nil
China COSCO Shipping Corporation Limited	State-owned legal person	1.61	232,919,254	232,919,254	232,919,254	Nil
China Life Insurance Company Limited – Dividend – Personal Dividend – 005L – FH002Hu	Unknown	0.62	89,569,951	89,569,951	–	Nil
China Central Huijin Asset Management Limited	State-owned legal person	0.49	70,984,100	–	–	Nil

Shareholdings of top ten shareholders without trading moratorium			
Name of Shareholders	Shareholding of shares without trading moratorium	Type of shares held and shareholding	
		Type of shares held	Shareholding
China Eastern Airlines Corporation Limited	5,072,922,927	RMB-denominated ordinary shares	5,072,922,927
HKSCC NOMINEES LIMITED	4,181,677,289	Overseas listed foreign shares	4,181,677,289
Delta Air Lines	465,910,000	Overseas listed foreign shares	465,910,000
CES Finance Holding Co., Limited	457,317,073	RMB-denominated ordinary shares	457,317,073
China Securities Finance Corporation Limited	343,499,266	RMB-denominated ordinary shares	343,499,266
China National Aviation Fuel Holding Company	120,461,743	RMB-denominated ordinary shares	120,461,743
China Life Insurance Company Limited – Dividend – Personal Dividend – 005L – FH002Hu	89,569,951	RMB-denominated ordinary shares	89,569,951
China Central Huijin Asset Management Limited	70,984,100	RMB-denominated ordinary shares	70,984,100
Shanghai United Investment Co., Limited	65,615,429	RMB-denominated ordinary shares	65,615,429
Industrial and Commercial Bank of China Limited – Harvest New Opportunity Flexible Allocation Mixed Launched Fund	38,114,895	RMB-denominated ordinary shares	38,114,895
Description of any related party or concert party relationship among the above Shareholders:	Among the 4,181,677,289 shares held by HKSCC Nominees Limited, 2,626,240,000 shares were held by CES Global in the capacity of beneficial owner. CES Finance was 100% held by CEA Holding; CES Global was 100% held by CES Finance. Therefore, CES Global was 100% indirectly held by CEA Holding. The Company is not aware of any related party or concert party relationship among other Shareholders of shares without trading moratorium.

54
China Eastern Airlines Corporation Limited
Annual Report 2016

Report of Directors

Unit: share

Shareholdings of top ten major shareholders with trading moratorium and the conditions of trading moratorium			Listing status of shares		
No.	Name of shareholders with trading moratorium	Shareholding of shares with trading moratorium	Eligible listing time	Number of new listed shares	Trading Moratorium
1	Shanghai Licheng Information Technology Consulting Co., Limited	465,838,509	3 July 2017	465,838,509	Non-public issue, locked for 12 months
2	China National Aviation Fuel Group Corporation	465,838,509	3 July 2017	465,838,509	Non-public issue, locked for 12 months
3	China COSCO Holdings Company Limited	232,919,254	3 July 2017	232,919,254	Non-public issue, locked for 12 months
4	Caitong Fund – Bank of China – Caitong Fund – Fuchun Shanhyi Steady Growth Placement No. 3 Asset Management plan	48,602,484	3 July 2017	48,602,484	Non-public issue, locked for 12 months
5	Caitong Fund – Bank of China – Caitong Fund – Fuchun Shangyi Steady Growth Placement No. 4 Asset Management plan	37,577,639	3 July 2017	37,577,639	Non-public issue, locked for 12 months
6	Caitong Fund – Bank of China – Caitong Fund – Fuchun Shangyi Steady Growth Placement No. 5 Asset Management plan	24,223,602	3 July 2017	24,223,602	Non-public issue, locked for 12 months
7	Caitong Fund – China Merchants Bank – Caitong Fund – Yongyin Steady Growth No.5 Assest Management plan	16,614,906	3 July 2017	16,614,906	Non-public issue, locked for 12 months
8	Caitong Fund – Bank of China – Caitong Fund – Fuchun Shangyi Steady Growth No. 6 Asset Management plan	13,198,757	3 July 2017	13,198,757	Non-public issue, locked for 12 months
9	Caitong Fund – Bank of China – Caitong Fund – Fuchun Shangyi Steady Growth No. 2 Asset Management plan	8,850,931	3 July 2017	8,850,931	Non-public issue, locked for 12 months
10	Caitong Fund – China Construction Bank – Caitong Fund – Excellent Growth No. 1 Asset Management plan	3,105,590	3 July 2017	3,105,590	Non-public issue, locked for 12 months

Controlling Shareholder and De Facto Controller

(1) Controlling Shareholder

Name	China Eastern Air Holding Company
Person in charge or Legal representative	Liu Shaoyong
Date of establishment	3 August 2002
Major business activities	Principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in group company and its invested enterprises.
Details of controlling interests and investments in other domestic and foreign listed companies during the reporting period:	Nil

55 Report of Directors (2) De facto Controller Name State-owned Assets Supervision and Administration Commission of the State Council Person in charge or Legal representative Xiao Yaqing (3) The graph of shareholding and control relationship between the Company, the de facto controller and controlling shareholders Purchase, Sale or Redemption of Securities During the financial year of 2016, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules). Significant Differences between the Corporate Governance Practices of the Company’s Home Jurisdiction and the Corporate Governance Practices required to be followed by U.S. Companies Under the New York Stock Exchange’s Listing Standards As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the NYSE, the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the “Independent Director Guidance”), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE’s listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective “home country” practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its “home country” differ from those required of U.S. companies under the NYSE’s listing standards.

56 China Eastern Airlines Corporation Limited Annual Report 2016 Report of Directors In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company’s corporate governance practices and those required to be followed by U.S. companies under the NYSE’s listing standards: Section 303A.01 of the NYSE Listed Company Manual provides that the Board of the listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has four independent non-executive Directors out of a total of ten Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual. Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required under the applicable PRC law to hold such executive sessions. Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the nomination committee must be independent directors. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation of the committee. Listed companies must also post the committee charter on their company website and provide the website address in their annual report. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the Board held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010 and the “Working Rules of the Nominations and Remuneration Committee” was passed. The Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The “Working Rules of the Nominations and Remuneration Committee” is published on the Company’s website. Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. In addition, compensation committee members must satisfy the independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the remuneration committee must be independent directors. As above, the Nominations and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director. Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of two independent non-executive Directors and one non-executive Director, who also satisfies the requirements of Section 303A.06 of the NYSE Listed Company Manual. Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company’s Directors, Supervisors, President, Chief Financial Officer and other members of senior management. Pre-emptive Rights Under the Articles of Association and the PRC laws, no pre-emptive right exists, which requires the Company to offer new shares to its existing Shareholders on a pro rata basis.

57

Report of Directors

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2016 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Listing Rules.

Change in Shareholdings and Remuneration of Incumbent and Resigned Directors, Supervisors and Senior Management during the Reporting Period

Name	Position	Sex	Age	Effective date of appointment	Expiry date of appointment	Shares held at the beginning of year (Shares)	Share held at the end of year (Shares)	Change in shares during the year
Liu Shaoyong*	Chairman	Male	58	15 June 2016	30 June 2019	–	–	–
Ma Xulun*	Vice Chairman, President	Male	52	15 June 2016	30 June 2019	–	–	–
Li Yangmin*	Director, Vice President	Male	53	15 June 2016	30 June 2019	3,960	3,960	0
Xu Zhao*	Director	Male	48	15 June 2016	30 June 2019	–	–	–
Gu Jiadan*	Director	Male	60	15 June 2016	30 June 2019	–	–	–
Tang Bing*	Director, Vice President	Male	50	15 June 2016	30 June 2019	–	–	–
Tian Liuwen*	Vice President Director, Vice President	Male	57	15 June 2016	30 June 2019	–	–	–
Li Ruoshan	Independent Non-executive Director	Male	68	15 June 2016	30 June 2019	–	–	–
Ma Weihua	Independent Non-executive Director	Male	68	15 June 2016	30 June 2019	–	–	–
Shao Ruiqing	Independent Non-executive Director	Male	59	15 June 2016	30 June 2019	–	–	–
Cai Hongping	Independent Non-executive Director	Male	62	15 June 2016	30 June 2019	–	–	–
Xi Sheng*	Chairman of the Supervisory Committee	Male	54	15 June 2016	30 June 2019	–	–	–

58 China Eastern Airlines Corporation Limited
Annual Report 2016

Report of Directors

Name	Position	Sex	Age	Effective date of appointment	Expiry date of appointment	Shares held at the beginning of year (Shares)	Share held at the end of year (Shares)	Change in shares during the year
Ba Shengji*	Supervisor	Male	59	15 June 2016	30 June 2019	–	–	–
Hu Jidong	Supervisor	Male	58	15 June 2016	30 June 2019	–	–	–
Feng Jinxiong	Supervisor	Male	54	15 June 2016	30 June 2019	–	–	–
Jia Shaojun*	Supervisor	Male	49	15 June 2016	30 June 2019	–	–	–
Wu Yongliang	Vice President, Chief Financial Officer	Male	53	15 June 2016	30 June 2019	3,696	3,696	0
Feng Liang	Vice President	Male	52	15 June 2016	30 June 2019	–	–	–
Jiang Jiang	Vice President	Male	52	22 February 2017	30 June 2019	–	–	–
Wang Jian	Company Secretary	Male	43	15 June 2016	30 June 2019	–	–	–
Ji Weidong	Independent Non-executive Director	Male	59	26 June 2013	15 June 2016	–	–	–
Yu Faming*	Chairman of the Supervisory Committee	Male	61	26 June 2013	15 June 2016	–	–	–
Xu Haihua	Supervisor	Male	55	16 June 2015	15 June 2016	–	–	–
Sun Youwen	Vice President	Male	56	15 June 2016	22 February 2017	62,731	62,731	0
Total						**70,387**	**70,387**	**0**

* Such Director or Supervisor received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries.

Mr. Liu Shaoyong, is currently the Chairman of the Company and Chairman and party secretary of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Limited from November 2004 to December 2008. Mr. Liu served as president and vice party secretary of CEA Holding from December 2008 to December 2016, and became the Chairman of the Company since February 2009. He served as the Chairman and party secretary of CEA Holding since December 2016. Mr. Liu is also currently the council member of International Air Transport Association and the council member of Association for Relations Across the Taiwan Straits. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

59 Report of Directors Mr. Ma Xulun, is currently the vice chairman and president of the Company, director, and vice party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as president and deputy party secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as vice president of the Company with effect from November 2011. He served as party secretary of CEA Holding from November 2011 to December 2016. He served as director, president and vice party secretary of CEA Holding with effect from December 2016. Mr. Ma is also currently the vice president of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC certified accountant. Mr. Li Yangmin, is currently a Director, party secretary and vice president of the Company, and vice party secretary and vice president of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. Since July 2010, he served as the Chairman of China Eastern Airlines Yunnan Co., Limited He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the party secretary and Director of the Company with effect from June 2011. He served as the chairman of China Cargo Airlines Co., Limited from February 2012 to January 2013. He served as the executive director of Eastern Airlines Logistics Co., Limited from December 2012 to June 2016. Since August 2016, he served as vice party secretary and vice president of CEA Holding. Mr. Li also served as a director of TravelSky Technology Limited and chairman of China Aviation Supplies Co., Limited Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer. Mr. Xu Zhao, is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC. Mr. Gu Jiadan, is currently a Director of the Company. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Limited (上海航空股份有限公司). From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Limited From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Limited From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines Company Limited. Mr. Gu has served as the vice president and a party member of CEA Holding from July 2011 to December 2016. He was appointed as a Director of the Company with effect from June 2012. Mr. Gu Jiadan holds a master’s degree and is a senior economist. Mr. Tang Bing, is currently a Director, vice president of the Company, vice president and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager representing Chinese shareholder) of 珠海摩天 宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Limited), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman of Shanghai Airlines since January 2012 and a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Since December 2016, he served as the vice president of CEA Holding. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

60 China Eastern Airlines Corporation Limited Annual Report 2016 Report of Directors Mr. Tian Liuwen, is currently a Director, vice president of the Company and vice president and a party member of CEA Holding. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to January 2008, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines Company Limited. Since June 2014, he has been a party member of CEA Holding. Since June 2015, he has been a Director of the Company. Since December 2016, he served as the vice president of CEA Holding. Mr. Tian obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist. Mr. Li Ruoshan, is currently an independent Director of the Company. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, director of the Financial department of Fudan University, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the vice president of the Shanghai Accounting Society and Shanghai Auditing Society,. In 2001, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in China. He further studied abroad in the Katholieke Universiteit Leuven in Belgium and the Massachusetts Institute of Technology in the United States. Mr. Ma Weihua, is currently an independent Director of the Company. Mr. Ma is currently a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the director-general of Council of National Fund for Technology Transfer and Commercialization, a member of the Standing Council of China Society for Finance and Banking. Mr. Ma is currently an independent director of China World Trade Center Co., Limited, Postal Savings Bank of China Co., Limited and Legend Holdings Corporation at the same time and the Chairman of the Board of Supervisors of Taikang Life Insurance Co., Limited Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Limited, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Limited Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University. Mr. Shao Ruiqing, is currently an independent director of the Company. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. He served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, the deputy dean of Shanghai Lixin University of Commerce and the independent Director of China Shipping Haisheng Co., Limited, and SAIC Motor Corp Limited Mr. Shao served as an independent Director of the Company from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting and the deputy head of China Association of Communications Accountancy. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia. Mr. Cai Hongping, is currently an independent director of the Company. Mr. Cai currently serves as the chairman of AGIC Capital. He worked for the Industrial and Transportation Management Committee of the Shanghai Government and Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1991. He participated in the entire listing process of Sinopec Shanghai in Hong Kong and the United States and is one of the founders of H shares in China. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in China. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1997 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015, independent non-executive director of China Oceanwide Holdings Limited (formerly known as Hutchinson Harbour Ring Limited, stock code: 715) from November 2014 to present and independent director and chairman of the audit committee of Minmetals Development Co., Limited from April 2015 to December 2015. He became an external director of China Minmetals Corporation with effect from December 2015. Mr. Cai graduated from Shanghai Fudan University, majoring in mass communications.

61 Report of Directors Mr. Xi Sheng, is currently the chairman of Supervisory Committee of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Since June 2016, he has been the chairman of Supervisory Committee of the Company. Mr. Xi is also the council member of China Institute of Internal Audit and vice chairman of executive committee of 亞洲內審組織 (Asia Internal Audit Organisation). Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA). Mr. Ba Shengji, is currently a Supervisor of the Company and the chairman of the labour union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and head of audit department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief officer of disciplinary committee office, head of supervision department and head of the audit department of CEA Holding from May 2003 to November 2006. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. Since June 2013, he has been a supervisor of the Company. He has served as the chairman of the labour union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University. Mr. Hu Jidong, is currently a supervisor, deputy party secretary and chairman of the labour union of the Company. Mr. Hu joined the civil aviation industry in 1977. He has been the deputy head of the party promotion department of the Company, deputy head and head of the party working department of CEA Holding, and head of the party working department of CEA Holding. He was a member of the party standing committee and chairman of the labour union of the Company from December 2011 to August 2013; deputy party secretary, secretary of the disciplinary committee, and chairman of the labour union of the Company from August 2013 to August 2014; deputy party secretary and chairman of the labour union of the Company since August 2014; and supervisor of the Company since June 2016. Mr. Hu Jidong graduated from Shanghai University with a major in cultural management and Fudan University with a major in administrative management. Mr. Feng Jinxiong, is currently a Supervisor and general manager of the Audit Department of the Company and a head of the audit department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as deputy head and head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, manager of the Human Resources Department of the Company, vice president of CES Finance, and deputy general manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Limited from 2007 to 2009. Since February 2009, he has been general manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. He has been the head of the audit department of CEA Holding from May 2014. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master’s degree. Mr. Jia Shaojun, is currently a supervisor of the Company, and head of the financial department of CEA Holding. Mr. Jia was general manager of the financial department and secretary of party general branch of the financial department of the Company. He served as general manager of the finance and accounting department of the Company from December 2011 to November 2012 and head of the audit department of CEA Holding from November 2012 to May 2014. He has acted as head of the financial department of CEA Holding since May 2014. He has acted as supervisor of the Company since June 2016. Mr. Jia graduated from Civil Aviation College of China and Fudan University School of Management, holding an executive MBA degree. He is qualified as a senior accountant.

62 China Eastern Airlines Corporation Limited Annual Report 2016 Report of Directors Mr. Wu Yongliang, is currently a vice president and chief financial officer of the Company. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From April 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president and chief financial officer of the Company since December 2011. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu was awarded the postgraduate qualification and is a certified accountant. Mr. Feng Liang, is currently a vice president and the chief engineer of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of 東航工程技術公司 (China Eastern Air Engineering & Technique) after it was established in September 2006. He has served as the chief engineer of the Company since August 2010, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company since August 2013. Mr. Feng graduated from Civil Aviation University of China, majored in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University. Mr. Jiang Jiang, is currently a vice president of the Company, and general manager of China Eastern Airlines Wuhan Co., Limited Mr. Jiang joined the civil aviation industry in 1986, and has worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he was the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as general manager and the deputy secretary of the party committee of the China Eastern Airlines Wuhan Co., Limited From December 2016 to February 2017, he has served as the person-in-charge of the safety operation management of the Company and general manager of China Eastern Airlines Wuhan Co., Limited Since February 2017, he has served as the vice president of the Company and general manager of China Eastern Airlines Wuhan Co., Limited Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majored in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of Level 1 pilot. Mr. Wang Jian, is currently the Company’s company secretary. Mr. Wang joined the Company in 1995 and served as deputy head of the Company’s office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board secretariat of the Company and a representative of the Company’s Securities affairs from May 2009 to April 2012. He served as the Board secretary and the head of the Board secretariat of the Company from April 2012 to May 2016. He served as a secretary to the Board of the Company. During his term as secretary to the Board and his relevant work, he designed and promoted to implement several capital and strategic projects of the Company. Mr. Wang graduated from Shanghai Jiao Tong University and has an Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Ji Weidong, was an independent Director of the Company during the reporting period. Mr. Ji was an associate professor and professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and chair professor of Koguan Law School of Shanghai Jiao Tong University. In addition, he is currently an honorary professor at Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University. Mr. Ji completed his master’s and doctoral degrees in law at the Graduate School of Kyoto University, Japan and obtained his doctoral degree from Kyoto University, Japan. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School. Mr. Yu Faming, was the chairman of the Supervisory Committee of the Company during the reporting period. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labour and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour and Human Resources of the PRC, deputy head of the Labour Science Research Institute of the Ministry of Labour of the PRC, deputy head and head of the Labour Science Research Institute of the Ministry of Labour and Social Security of the PRC and head of the Training and Employment Department of the Ministry of Labour and Social Security of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. From May 2011 to July 2015, he has been a party member and head of party disciplinary inspection group of CEA Holding. He has served as the chairman of the Supervisory Committee of the Company from June 2011 to June 2016. He has been a party member of CEA Holding from July 2015 to February 2016. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

63

Report of Directors

Mr. Xu Haihua, was a supervisor of the Company during the reporting period. Mr. Xu joined the civil aviation industry in 1982. He served as the deputy secretary of the Party committee and secretary of the disciplinary committee of China Eastern Air Catering Investment Co., Limited from April 2005 to March 2010. He served as the deputy secretary of the Party committee, secretary of the disciplinary committee and chairman of the labour union of Eastern Air Tourism Investment Group Co., Limited from April 2010 to September 2012. He has been the head of the general office of the labour union of the Company from October 2012 to August 2014. He has been the vice chairman of the labour union of the Company and the Director of the General Office of the labour union from September 2014 to February 2016. He has been a supervisor of the Company from June 2015 to June 2016. Mr. Xu graduated from Macau International Public University majoring in business administration and obtained postgraduate qualification.

Mr. Sun Youwen, was the vice president of the Company during the reporting period. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the Shanghai flight division. He served as the vice president of Eastern Jiangsu from April 2007 to November 2009 and the general manager of the Shanghai flight division of the Company from December 2009 to April 2012. He was appointed as the chief pilot of the Company and the general manager of the Shanghai flight division of the Company from April 2012 to March 2014 and has served as the vice president and chief pilot of the Company from March 2014 to July 2014. He has been a vice president of the Company from July 2014 to February 2017. Mr. Sun graduated from the Flight College of Civil Aviation Flight University of China (中國民用航空飛行學院), majored in aircraft driving and obtained an Executive Master of Business Administration degree from the Institute of Management of Fudan University.

Changes in the Members of the Board and Management Personnel

On 15 June 2016, Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr Tang Bing and Mr. Tian Liuwen were elected as Directors of the eighth session of the Board of the Company, Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping were elected as independent non-executive Directors of the eighth session of the Board of the Company, and Mr. Xi Sheng, Mr. Ba Shengji and Mr. Jia Shaojun were elected as the shareholder supervisors of the eighth session of the Supervisory Committee of the Company at the 2015 annual general meeting of the Company. On the same day, Mr. Cai Hongping was appointed as a member of the Nominations and Remuneration Committee of the Board (in replacement of Mr. Shao Ruiqing). Mr. Li Ruoshan was appointed as a member of the Aviation Safety and Environment Committee (in replacement of Mr. Shao Ruiqing). Mr. Shao Ruiqing was appointed as member of Audit and Risk Management Committee and the Planning and Development Committee of the Board. With effect from 15 June 2016, Mr. Ji Weidong ceased to be the Company's independent non-executive Director and member of Audit and Risk Management Committee and Planning and Development Committee of the Board due to expiry of his six-year term of office. Mr. Yu Faming ceased to be a supervisor of the Company with effect from 15 June 2016 due to expiry of his term of office. For details, please refer to the announcements of the Company dated 28 April 2016 and 15 June 2016 issued in Hong Kong.

Mr. Hu Jidong and Mr. Feng Jinxiong were elected as employee's representatives supervisors of the eighth session of the Supervisory Committee of the Company at the second joint meeting of team leaders in 2016 of the sixth session of the employee's representatives conference of the Company. Mr. Xu Haihua ceased to be the Company's employee's representatives supervisor due to the change of job. For details, please refer to the announcement of the Company dated 15 June 2016 issued in Hong Kong.

On 15 June 2016, Mr. Wang Jian, previously a joint company secretary of the Company, was appointed as the Company's company secretary. Mr. Ngai Wai Fung ceased to be a joint company secretary of the Company with effect from the same day. For details, please refer to the announcement of the Company dated 15 June 2016 issued in Hong Kong.

On 22 February 2017, the fourth ordinary meeting of the eighth session of the Board of Directors of the Company appointed Mr. Jiang Jiang as a vice president of the Company for a term of office in line with the current session of the Board. Mr. Sun Youwen ceased to be a vice president of the Company due to change of job assignments. For details, please refer to the announcement of the Company dated 22 February 2017 issued in Hong Kong.

Cessation

Name	Date of Cessation	Reason for Change	Position
Ji Weidong	15 June 2016	Expiry of term of office	Independent non-executive Director
Yu Faming	15 June 2016	Expiry of term of office	Shareholders' representatives supervisor
Xu Haihua	15 June 2016	Change of job	Employees' Representatives supervisor
Sun Youwen	22 February 2017	Change of job	Vice President

64
China Eastern Airlines Corporation Limited
Annual Report 2016

Report of Directors

Appointment

Name	Date of Appointment	Reason for Change	Position
Cai Hongping	15 June 2016	Elected at the 2015 annual general meeting	Independent non-executive Director
Hu Jidong	15 June 2016	Elected at the second joint meeting of team leaders in 2016 of the sixth session of the employee's representatives conference	Employees' Representatives supervisor
Jia Shaojun	15 June 2016	Elected at the 2015 annual general meeting	Shareholders' representatives supervisor
Jiang Jiang	22 February 2017	Appointed by the fourth ordinary meeting of the eighth session of the Board	Vice president

Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of other entities	Position(s) held in other entities	Date of appointment	Date of cessation
Li Yangmin	Eastern Airlines Logistics Co., Limited China Aviation Supplies Co., Limited	Executive Director Chairman	December 2012 October 2016	June 2016
Gu Jiadan	Central Enterprise Poor Region Industrial Investment fund Co., Limited	Supervisor	October 2016	
Tian Liuwen	Eastern Airlines Logistics Co., Limited	Executive Director	June 2016	
Li Ruoshan	Industrial Bank Co., Limited	Independent Director Supervisor	October 2010 December 2016	October 2016
Cai Hongping	China Shipping Container Lines Co., Limited	Independent Director	July 2016	
Xi Sheng	Eastern Airlines Industry Investment Company Limited	Chairman	November 2016	
Jia Shaojun	Eastern Airlines Industry Investment Company Limited	Director	November 2016	
Wu Yongliang	Eastern Airlines Hotel Co., Limited	Executive Director	January 2014	January 2016
Wang Jian	Eastern Airlines Industry Investment Company Limited	Director, President	November 2016	

Shareholdings of Chief Executive, Supervisors and Senior Management

Save as disclosed above, as at 31 December 2016, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

65 Report of Directors In 2016 and as at 31 December 2016, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company. As at the date of this report, CEA Holding is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO. Service Contracts of Directors and Supervisors None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Interests of Directors and Supervisors in Contracts None of the Directors or Supervisors or entities connected with any Director or Supervisor had a material interest, directly or indirectly, in any transaction, arrangement or contract of significance to which the Company or any of its subsidiaries was a party during the Reporting Period (the term ‘contract of significance’ having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules). Remuneration Directors and supervisors Details of the remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRSs. Major Suppliers and Customers In 2016, purchases by the Group from the largest and five largest suppliers accounted for 7.55% and 16.86%, respectively, of the total annual purchases of the Group. Total income from sales to the Group’s five largest customers amounted to approximately RMB14,228 million, accounting for 14.44% of the Group’s total revenue. None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Group’s share capital has any interest in any of the above mentioned suppliers and customers. Medical Insurance The majority of the Group’s PRC employees participate in the medical insurance schemes organised by the municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2016, the Group’s medical insurance contributions charged to profit or loss amounted to RMB606 million (2015: RMB563 million). Employees’ Retirement Scheme Details of the Company’s employee retirement scheme and post-retirement benefits are set out in note 37 to the financial statements prepared in accordance with IFRSs. Staff Housing Benefits Details of the Group’s staff housing benefits are set out in note 9 to the financial statements prepared in accordance with IFRSs. Bank Loans and Other Borrowings Details of bank loans and other borrowings of the Company and the Group as at 31 December 2016 are set out in note 34 to the financial statements prepared in accordance with IFRSs. Interest Capitalized Interest capitalized by the Group as calculated in accordance with IFRSs for the year ended 31 December 2016 was RMB749 million. Property, Plant and Equipment Movements in property, plant and equipment of the Company and the Group during the year are set out in note 18 to the financial statements prepared in accordance with IFRSs.

66 China Eastern Airlines Corporation Limited Annual Report 2016 Report of Directors Reserves Details of movements in reserves of the Company and the Group for the year ended 31 December 2016 and profit distribution by the Company are set out in note 42 to the financial statements prepared in accordance with IFRSs. Donations During the year, the Group made donations for charitable purposes amounting to approximately RMB4,910,000. Compliance with the Relevant Laws and Regulations which may Have a Significant Impact on the Company During the year, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group. Permitted Indemnity Provision The Company has purchased and maintained directors’ liability insurance throughout the year, which provides appropriate cover for legal actions brought against the Directors and directors of the subsidiaries of the Group arising from or in connection with the performance of their duties. The level of the coverage is reviewed annually. Material Litigation As at 31 December 2016, the Group was not included in any material litigation, arbitration or claim. Significant Events The Group wishes to highlight the following information: 1. In 2016 and January to March 2017, the Company completed the issuance of the 2016 first to seventeenth tranches of super short-term commercial paper and the first to third tranches of super short-term commercial paper. For details, please refer to the announcements of the Company dated 18 January, 21 January, 28 March, 11 April, 13 April, 14 April, 20 April, 28 April, 9 May, 18 May, 1 June, 8 June, 21 September, 20 October, 2 November, 8 November, 10 November 2016 and 19 January, 24 February and 2 March 2017 issued in Hong Kong. 2. In 2016 and January to March 2017, the Company redeemed the 2015 third to ninth tranches of super short-term commercial paper and the 2016 first to twelfth tranches of super short-term commercial paper. For details, please refer to the announcements of the Company dated 15 March, 7 April, 11 April, 13 May, 17 June, 5 July, 15 July, 8 August, 22 August, 14 September, 19 September, 28 September, 17 October, 28 October, 7 November, 13 December, 16 December 2016 and 6 January and 24 February 2017 issued in Hong Kong. 3. In 2016, the Company completed the issuance of the 2016 first to third tranches of medium-term notes. For details, please refer to the announcements of the Company dated 15 June, 14 July and 20 July 2016 issued in Hong Kong. 4. On 18 March 2016, the Company paid for the accrued interest from 18 March 2015 to 17 March 2016 of the first tranche of the 2012 corporate bonds. Dagong Global Credit Rating Co., Limited has evaluated the first tranche of the 2012 corporate bonds. On 20 March 2017, the Company paid for the accrued interest from 18 March 2016 to 17 March 2017 of the first tranche of the 2012 corporate bonds. For details, please refer to the announcements of the Company dated 11 March and 3 May 2016 and 11 March 2017 issued in Hong Kong. 5. On 21 April 2016, trading in the shares of the Company was suspended for one day due to the contemplated entry by CEA Holding, the controlling shareholder, into a cooperation agreement related to the principal business and shareholding of the Group with a third party. On the same date, CEA Holding entered into the Strategic Cooperation Framework Agreement with Ctrip Computer Technology (Shanghai) Co., Limited Trading in the shares of the Company resumed on 22 April 2016. For details, please refer to the announcements of the Company dated 20 April and 21 April 2016 issued in Hong Kong. 6. As of 6 May 2016, Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly-owned subsidiary of the Company, had repurchased overseas Renminbi-denominated bonds in the aggregate amount of RMB3.3 billion. For details, please refer to the announcements of the Company dated 18 March, 1 April, 13 April, 14 April, 27 April, 29 April, 6 May and 10 May 2016 issued in Hong Kong.

67 Report of Directors 7. On 28 April 2016, the Company entered into the airbus purchase agreement in relation to twenty A350-900 aircraft with Airbus SAS; and entered into the Boeing purchase agreement in relation to fifteen B787-9 aircraft with the Boeing Company. For details, please refer to the announcement and circular of the Company dated 28 April and 20 May 2016 issued in Hong Kong. 8. On 15 June 2016, it was approved at the general meeting of the Company that the Company shall enter into the 2016 aircraft finance lease framework agreement and the 2017–2019 aircraft finance lease framework agreement with CES International Financial Leasing Corporation Limited. For details, please refer to the announcements and circular of the Company dated 28 April, 20 May and 15 June 2016 issued in Hong Kong. 9. On 15 June 2016, it was approved at the general meeting of the Company that the maximum limit of the balance of the guarantee provided by the Company to Eastern Air Overseas shall be increased from RMB12 billion to RMB24 billion. The term of the guarantee is the same as those of the bonds, loans and trade financing etc. of Eastern Air Overseas (Hong Kong) Corporation Limited, and will not exceed a maximum term of 10 years. For details, please refer to the announcements of the Company dated 28 April and 15 June 2016 issued in Hong Kong. 10. On 30 August 2016, the Board of the Company considered and approved the 2017–2019 continuing connected transactions between the Company and CEA Holding and subsidiaries, and TravelSky Technology Limited (中國民航信息網絡股份有限公司). On 27 October, the 2017–2019 continuing connected transactions in respect of a conditional financial services agreement and continuing connected transactions in respect of catering services to the Group were considered and approved at the 2016 first extraordinary general meeting. For details, please refer to the announcement and circular of the Company dated 30 August and 21 September 2016 issued in Hong Kong. 11. On 28 September 2016, the Company completed the issuance of bonds denominated in Korean Won. On 28 March 2017, the Company paid for the accrued interest from 28 September 2016 to 27 March 2017 of the bonds denominated in Korean Won. For details, please refer to the announcements of the Company dated 28 September 2016 and 21 March 2017 issued in Hong Kong. 12. On 26 October 2016, the Company completed the issuance of the first tranche of the 2016 corporate bonds. For details, please refer to the announcements of the Company dated 6 September, 20 October, 24 October, 27 October and 7 November 2016 issued in Hong Kong. 13. On 27 October 2016, the Board of the Company considered and approved the 2017-2019 continuing connected transactions between the Company and China Aviation Supplies Co., Limited For details, please refer to the announcement of the Company dated 27 October 2016 issued in Hong Kong. 14. On 1 November 2016, the Company entered into the C919 aircraft first user framework agreement with Commercial Aircraft Corporation of China, Limited For details, please refer to the announcement of the Company dated 1 November 2016 issued in Hong Kong. 15. On 29 November 2016, the Board of the Company considered and approved the 2017-2019 continuing connected transactions between the Company and Eastern Air Logistics Co., Limited and China Cargo Airlines Co., Limited (“China Cargo Airlines”). For details, please refer to the announcements of the Company dated 29 November, 19 December 2016, 3 January and 17 January 2017 issued in Hong Kong. 16. On 7 December 2016, the Company completed the implementation of 2016 interim profit distribution. For details, please refer to the announcements of the Company dated 30 August, 27 October and 30 November 2016 issued in Hong Kong. 17. On 17 January 2017, it was considered and approved at the 2017 first extraordinary general meeting of the Company that the Company shall transfer 100% equity interests in Eastern Logistics to Eastern Airlines Industry Investment Company Limited (the “Disposal”). The Disposal was completed on 10 February 2017. For details, please refer to the announcements and circular of the Company dated 29 November, 19 December 2016, 17 January 2017 and 10 February 2017 issued in Hong Kong. 18. On 17 January 2017, it was considered and approved by the Board of the Company that the Company shall provide, within the period from the effective date of the board resolution to 31 December 2017, guarantee in the total amount of up to RMB1 billion to China United Airlines Co., Limited, Shanghai Eastern Flight Training Co., Limited, Eastern Business Airlines Service Co., Limited, China Eastern Airlines Technology Co., Limited, and their respective wholly-owned subsidiaries. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company dated 17 January 2017 issued in Hong Kong.

68 China Eastern Airlines Corporation Limited
Annual Report 2016

Report of Directors

19. On 10 March 2017, Mr. Li Liujun was appointed as the authorized representative (the "Authorized Representative") of the Company for the acceptance of service of process in Hong Kong under Part XVI of the Companies Ordinance (Cap. 622) of the Laws of Hong Kong (the "Companies Ordinance"). Mr. Liu Mingyu ceased to be the Authorized Representative with effect from the same date. For details, please refer to the announcement of the Company dated 24 March 2017 issued in Hong Kong.

Continuing Connected Transactions

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Group, and their actual amounts incurred up to 31 December 2016, are set out as follows:

Unit: RMB thousand

Approved category	Actual amount incurred up to 31 December 2016	2016 estimated transaction caps
Financial services (balance)		
– balance of deposit	1,296,484	7,000,000
– balance of loans	–	7,000,000
Catering supply services	1,054,075	1,460,000
Import and export agency services	104,738	150,000
Production and maintenance services	97,064	199,200
Property leasing	53,760	150,000
Property management and green conservation services	59,170	128,000
Advertising agency services	36,029	70,000
Hotel accommodation services	30,294	55,100
Civil aviation information network services (pursuant to the Rules Governing the Listing Rules of the Shanghai Stock Exchange)	589,639	730,000
Aircraft finance lease services	2,720,614	USD 2,616 million or equivalent RMB

The continuing connected transactions entered into by the Company during the year 2016 are summarised as follows:

1. On 28 April 2016, the Company entered into the "2016 Aircraft Finance Lease Framework Agreement" and the "2017–2019 Aircraft Finance Lease Framework Agreement" with CES International Financial Leasing Corporation Limited ("CES Leasing"). The Company leased the aircraft, which comprised part of the aircraft in the Company's aircraft introduction plan for the year 2016, and the years 2017 to 2019, respectively, for the wholly-owned subsidiary proposed to be incorporated for the proposed transactions from CES Leasing by means of financial leasing. The aggregate principal amount of the finance leases shall be not more than 100% of the consideration for the purchase of the leased aircraft. CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the proposed transactions constitute connected transaction of the Company under Chapter 14A of the Listing Rules. For details, please refer to the announcements published by the Company in Hong Kong on 28 April 2016.

2. On 28 April 2016, the Company entered into the services framework agreement with China Eastern Airlines Technology Application Research Center Co., Limited ("CEA Research Center"), pursuant to which CEA Development Co., Limited ("CEA Development") and its subsidiaries will provide 24-hour property management services, accommodation and catering services and ground transportation services to CEA Research Center. The term of the services framework agreement shall commence from 1 May 2016 to 30 September 2017 and the term of the services framework agreement may be extended upon mutual agreement in writing. The services fees to be charged by CEA Development and its subsidiaries to CEA Research Center were determined by the parties based on the quotation for the same type of services available from independent third parties with reference to relevant factors. The Directors proposed to set the proposed caps for the eight months ended 31 December 2016 and the nine months ending 30 September 2017 for the continuing connected transactions under the services framework agreement of CEA Development were RMB26,100,000 and RMB58,900,000, respectively. CEA Development, a wholly-owned subsidiary of the Company's controlling shareholder, CEA Holding, is a connected person of the Company according to the Listing Rules. Therefore, the transaction under the services framework agreement entered into by CEA Research Center and CEA Development constitutes a connected transaction of the Company according to the Listing Rules. For details, please refer to the announcements published by the Company in Hong Kong on 28 April 2016.

69

Report of Directors

3. On 30 August 2016, the Company signed a framework agreement for daily connected transactions with its related party, CEA Holding, and its controlled subsidiaries for a term of three years (from 1 January 2017 to 31 December 2019) in respect of the continuing connected transactions and renewed the annual caps of the continuing connected transactions for the years from 2017 to 2019, among which the continuing connected transactions in respect of financial services and catering services were approved in the 2017 first extraordinary general meeting of the Company. The connected person relationship in each renewed continuing connected transactions and relevant annual caps are as follows:

Agreements	Counterparties and connected person relationship	The annual cap as at the financial year ending of the following dates (RMB)		
		31 December 2017	31 December 2018	31 December 2019
Property leasing renewal agreement	CEA Holding, which is directly or indirectly interested in approximately 56.38% of the Company's issued share capital, and is a controlling shareholder of the Company and thus a connected person thereof.	80,000,000	85,000,000	90,000,000
Financial services renewal agreement	東航集團財務有限責任公司 (Eastern Air Group Finance Co., Limited), which is directly interested as to approximately 53.75% by, and is thus an associate of, CEA Holding. CES Finance, a wholly-owned subsidiary of CEA Holding.	10,000,000,000	11,500,000,000	13,000,000,000
Import and export services renewal agreement (previously known as import and export agency renewal agreement)	東方航空進出口有限公司 (Eastern Aviation Import & Export Co., Limited), which is directly interested as to 55% by, and is thus an associate of, CEA Holding.	430,000,000	490,000,000	570,000,000
Catering services renewal agreement	東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Limited), which is directly interested as to 55% by, and is thus an associate of, CEA Holding.	1,450,000,000	1,650,000,000	1,900,000,000
Complementary services renewal agreement (previously known as maintenance and repair services renewal agreement)	CEA Development, a wholly-owned subsidiary of CEA Holding.	560,000,000	690,000,000	810,000,000
Advertising services renewal agreement	東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Limited), which is directly interested as to 55% by, and is thus an associate of, CEA Holding.	75,000,000	80,000,000	85,000,000

For details, please refer to the announcement published by the Company on 30 August 2016.

4. On 16 November 2016, China Cargo and Accounting Centre of China Aviation Limited Company entered into the china cargo domestic mail revenue accounting and settlement agreement and updated the annual caps of daily connected transactions of aviation information technology services for the years 2017 to 2019 with the related party, TravelSky Technology Limited, which amounted to RMB11,000,000. Accounting Centre of China Aviation Limited Company is a wholly-owned subsidiary of TravelSky Technology Limited, while China Cargo is a subsidiary of the Company. CEA Holding is a major shareholder of TravelSky Technology Limited. Therefore, China Cargo is a connected person of TravelSky Technology Limited according to the Listing Rules. Hence, the china cargo domestic mail revenue accounting and settlement agreement and the transactions contemplated thereunder constitute a continuing connected transaction of TravelSky Technology Limited. For details, please refer to the announcements published by TravelSky Technology Limited in Hong Kong on 16 November 2016.

70 China Eastern Airlines Corporation Limited
Annual Report 2016

Report of Directors

5. On 27 October 2016, the Board considered and approved the 2017-2019 continuing connected transactions (under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange) entered by the Company and China Aviation Supplies Co., Limited, with the annual caps of RMB290 million, RMB360 million and RMB530 million, respectively. For details, please refer to the announcement of the Company dated 28 October 2016 published in China Securities Journal, Shanghai Securities News and website of the Shanghai Stock Exchange, and the overseas regulatory announcement of the Company dated 27 October 2016 published on the website of the Stock Exchange of Hong Kong Limited.

6. After the disposal of the entire equity interest in Eastern Logistics by the Company, Eastern Logistics and each member of its group of subsidiaries ("Eastern Logistics Group") has become a subsidiary of CEA Holding, a controlling shareholder of the Company. Eastern Logistics Group is thus a connected person of the Company according to the Listing Rules. Therefore, the freight logistics business support services provided by the Company to Eastern Logistics Group and the cargo terminal business support services provided by the Eastern Logistics Group to the Company constituted continuing connected transactions of the Company. On 29 November 2016, the Company entered into the freight Logistics daily connected transactions framework agreement with Eastern Logistics, with a term of 3 years, from the date of the entire equity interest in Eastern Logistics being transferred from the Company to the Purchaser pursuant to the relevant disposal agreement to 31 December 2019. The price and/or pricing standard of the Group's provision of the freight logistics business support services and the cargo terminal business support services to Eastern Logistics Group have to be determined with reference to the market price, and was arrived at after arm's length negotiation between the parties of freight logistics daily connected transactions framework agreement. The following table sets out the proposed annual cap of amounts payable by the Group or the Eastern Logistics Group for each of the three years ending 31 December 2017, 2018 and 2019, respectively.

	Proposed Annual Caps for the year ending 31 December		
	2017 (in millions of RMB)	**2018** (in millions of RMB)	**2019** (in millions of RMB)
Revenue			
Amount payable by the Eastern Logistics Group to the Group for the Freight Logistics Business Support Services	300	375	470
Expenses			
Amount payable by the Group to the Eastern Logistics Group for the Cargo Terminal Business Support Services	500	610	750

For details, please refer to the announcement published by the Company on 29 November 2016.

The independent non-executive directors of the Company has reviewed the continuing connected transaction in 2016, and confirmed that:

(a) the transaction was entered into in its ordinary course of business by the Group;

(b) the transaction was conducted (i) on normal commercial terms or (ii) (if the comparable transaction was inadequate for judgement of whether the transaction was conducted on normal commercial terms) on terms no less favourable to the Company than those available from independent third parties (as the case maybe); and

(c) the transaction was conducted in accordance to the terms of agreement of the relevant transaction, and the terms of transaction were fair and reasonable and in the interests of the Company's shareholders as a whole.

For the purpose of Rule 14A.56 of the Listing Rules, Ernst & Young, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2016 in accordance with the Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagement Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. Ernst & Young have issued their unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed above by the Group in accordance with Rule 14A.56 of the Listing Rules. A copy of the auditors' letter has been provided by the Company to the Hong Kong Stock Exchange.

In respect of each related party transaction disclosed in note 47 to the financial statements prepared in accordance with IFRSs, the Company confirms that it has complied with the relevant requirements under the Listing Rules (if applicable). Save as disclosed above, the related party transactions set out in note 47 to the financial statements prepared in accordance with IFRSs do not constitute connected transactions under the Listing Rules.

71 Report of Directors Connected Transactions On 29 November 2016, the Company entered into freight logistics daily connected transactions framework agreement with Eastern Airlines Industry Investment and agreed to transfer the entire equity interest in Eastern Logistics by the Company, with the consideration of RMB2,432,544,211.50. As Eastern Airlines Industry Investment is a wholly-owned subsidiary of CEA Holding, a controlling shareholder of the Company, hence the disposal constitutes a connected transaction of the Company according to Chapter 14A of the Listing Rules. The proceeds of disposal in aggregate of RMB2,432,544,211.50 was fully utilized as the working capital of the Group. On 1 January 2017, to avoid the competition between the bellyhold space business operated by the Company and whole cargo flight business operated by China Cargo Airlines, the subdiairy of Eastern Logistics after the completion of transfer of equity interests in Eastern Logistics, the Company entered into bellyhold space management agreement with China Cargo Airlines, pursuant to which the bellyhold space business was entrusted to China Cargo Airlines for operation. For details, please refer to the announcements of the Company dated 29 November 2016, 19 December 2016, 3 January 2017 and 17 January 2017 published in Hong Kong. Independent Non-Executive Directors’ Opinion Independent non-executive Directors have performed auditing work and issued an independent opinion on the external guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its Articles of Association while it has also imposed strict control on the external guarantees provided. As at 31 December 2016, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company’s controlling shareholder and other related parties, other non-corporate bodies and individuals. Auditors The finance report has been audited by Ernst & Young, who will retire at the forthcoming annual general meeting at which a resolution for reappointment as the auditor of the Company will be proposed. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 30 March 2017

72 China Eastern Airlines Corporation Limited Annual Report 2016 Corporate Governance Corporate Governance Practices The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders. The Board believes that sound corporate governance is essential to the development of the Company’s operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of high efficiency. The Company’s corporate governance practices include but are not limited to the following: Articles of Association, Rules of Meeting of General Meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and articles of association of the audit and risk management committee, articles of association of the planning and development committee, working rules of the nominations and remuneration committee, detailed working rules of the aviation safety and environment committee, working regulations of presidents, regulations for the management of investor relationship, detailed implementation rules for the management of investor relationship, regulations for the management of connected transactions, detailed implementation rules for connected transactions, regulations on external guarantee and the (provisional) administrative regulations concerning hedging businesses. For the year ended 31 December 2016 and as at the date of publication of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and took the view that the Company’s corporate governance practices during the year ended 31 December 2016 met the requirements under the code provisions in the Code. In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out the major aspects which are more stringent than the Code. Major aspects which are more stringent than provisions set out in the Code: – 9 meetings of the Board were held during the financial year of 2016. The Company is governed by the Board. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company. Directors As at 31 December 2016, the Board consists of eleven Directors, including seven directors, namely Mr. Liu Shaoyong (Chairman), Mr. Ma Xulun, Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, and four independent non-executive Directors, namely Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping. Names, personal particulars and conditions of appointment of the Directors are set out in pages 57 to 63 of this report. Independent non-executive Directors shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Listing Rules. Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence. All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the Articles of Association have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another. Powers of the Board On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises certain power retained by the Board, including the following: – responsibility for convening general meetings and reporting to Shareholders on its work in such meeting; – implementing resolutions passed in general meetings;

73 Corporate Governance – deciding on the operating plan and investment proposals of the Company; – formulating the annual preliminary and final budget proposals; – formulating the Company’s profit distribution proposal and the proposal to offset losses; – formulating the Company’s proposals to increase or reduce the registered capital and proposals to issue debt securities; – drawing up proposals for the Company’s merger, demerger and dissolution; – deciding on the Company’s internal management structure; – employing or dismissing the Company’s President and Board Secretary; appointment or dismissal of the Vice President and Chief Financial Officer of the Company on the nomination of the President, and the determination of their remuneration; – formulating the basic management systems of the Company; – formulating proposals to amend the Articles of Association; – discharging any other powers and functions granted in general meeting. The Board and the relevant specialized committees are also responsible for the completeness of financial information and are responsible for maintaining an effective internal control system and for risk management of the Group, as well as preparing the financial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the Chief Executive Officer. The Articles of Association specify the duties and authorities of the Board and the management. The Board periodically reviews the duties and functions of the Chief Executive Officer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorization, the roles of the Chairman and the Chief Executive Officer have been clearly defined. The Chairman of the Company is Mr. Liu Shaoyong, and the Chief Executive Officer is Mr. Ma Xulun, a Director and the President of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties. The Board continued to make strenuous efforts to establish and improve the Company’s corporate governance policies. In addition to corporate governance policies such as Rules of Meeting of General Meetings, Rules of Meeting of the Board, Working Regulations of Presidents and Working Regulations of Independent Directors, the Company has also established the Information Disclosure Management System, Regulations for the Management of Connected Transactions and Regulations for the Management of External Guarantees for specific operations. The Company has formulated and improved the relevant rules and policies in a timely manner based on the regulatory requirements and work requirements. It revised the terms in the Articles of Association in relation to share capital, to reflect the change in the registered capital of the Company. It developed the Management System for Information Disclosure Postponement and Exemption, amended Work Procedures for Independent Directors, Work Procedures for Board Secretary, Articles of Association of the Audit and Risk Management Committee of the Board and Articles of Association of the Planning and Development Committee of the Board. General Meetings The procedures for Shareholders to convene an extraordinary general meeting and to send enquiries to the Board, and the procedures for proposing resolutions at general meetings are as follows: According to the relevant requirements of the Articles of Association and Rules of Meeting of General Meetings of the Company, Shareholders may convene a general meeting on their own, the major rules of which are as follows: – Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles of Association, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request.

74 China Eastern Airlines Corporation Limited Annual Report 2016 Corporate Governance – If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing. – If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within 5 days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained. – If the Supervisory Committee fails to give the notice of the general meeting within the specified time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over 10% of the Company’s shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves. Pursuant to the relevant requirements of the Articles of Association and Rules of Meeting of General Meetings of the Company, Shareholders have the right to inspect or make copies of the Articles of Association, minutes of general meetings, resolutions of Board meetings, resolutions of meetings of the Supervisory Committee and financial or accounting reports. Shareholders may request to inspect the accounting books of the Company. In such case, such request shall be made to the Board secretariat of the Company in writing and state its purposes. If the Company, on reasonable grounds, considers that the Shareholders are inspecting the accounting books for improper purposes and may result in damage to the Company’s legal interests, the Company may refuse the inspection and make written response to the Shareholders stating its reasons within 15 days upon delivery of the written request by the Shareholders. If the Company refuses the inspection, the Shareholders may make proposal to the People’s Court to request the Company to provide inspection of the accounting books of the Company. Pursuant to the relevant requirements of the Articles of Association and Rules of Meeting of General Meetings of the Company, the procedures for the Shareholders to propose resolutions at the general meeting are as follows: – Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting. However, subject to the requirement of the Listing Rules, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders not less than 10 business days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular. – The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting. – the Board shall review the proposed resolutions in accordance with the following principles: (1) Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles of Association shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting. (2) Procedural issues. The Board may make decisions on procedural issues concerning resolutions proposed by the Shareholders. Consent of the proposing Shareholders shall be obtained if the proposed resolutions will be split up or combined for voting. In the event of any objection to the change by the proposing Shareholders, the convener of the general meeting may present the procedural issues to the general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the general meeting.

75

Corporate Governance

Please refer to the section headed "Corporate Governance – Investor Relations" of this report for details of the contact information for Shareholders to inspect the relevant information and propose extraordinary resolutions.

On 15 June 2016, the Company held 2015 Annual General Meeting, which considered and approved all 16 resolutions. The poll results of the meeting were published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of the Hong Kong Stock Exchange (www.hkex.com.hk) and the Company's website (www.ceair.com) on 16 June 2016.

On 27 October 2016, the Company held the First Extraordinary General Meeting of 2016, which considered and approved all 3 resolutions. The poll results of the meeting were published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of the Hong Kong Stock Exchange (www.hkex.com.hk) and the Company's website (www.ceair.com) on 28 October 2016.

On 17 January 2017, the Company held the First Extraordinary General Meeting of 2017, which considered and approved all 1 resolution. The poll results of the meeting were published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of the Hong Kong Stock Exchange (www.hkex.com.hk) and the Company's website (www.ceair.com) on 18 January 2017.

Attendance rate of Directors at general meetings of the Company was as follows:

Directors	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	2/2	100%
Ma Xulun	2/2	100%
Li Yangmin	2/2	100%
Xu Zhao	2/2	100%
Gu Jiadan	2/2	100%
Tang Bing	2/2	100%
Tian Liuwen	2/2	100%
Li Ruoshan	2/2	100%
Ma Weihua	2/2	100%
Shao Ruiqing	2/2	100%
Cai Hongping	2/2	100%
Ji Weidong (retired)	1/1	100%

Meeting of the Board

The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialized committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

The Company has established a specialized organization, i.e. the secretariat of the Board, to work for the Board. All the Directors have access to the service of the Company Secretary. The Company Secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost borne by the Company. Specialized committees may also seek professional advice. The Company Secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions.

76 China Eastern Airlines Corporation Limited Annual Report 2016 Corporate Governance In order to ensure sound corporate governance, as at the date of publication of this annual report, the Board had 4 special committees in place: Audit and Risk Management Committee, Nominations and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The Company Secretary drafted the minutes of meetings for these committees, and the committees report to the Board. The Board held 9 meetings in 2016. Details of attendance of each Director at the Board meetings during the Reporting Period were as follows: Directors Attendance/ Eligibility of Meetings Attendance rate Liu Shaoyong 9/9 100% Ma Xulun 9/9 100% Li Yangmin 9/9 100% Xu Zhao 9/9 100% Gu Jiadan 9/9 100% Tang Bing 9/9 100% Tian Liuwen 9/9 100% Sandy Ke-Yaw Liu 9/9 100% Li Ruoshan 9/9 100% Ma Weihua 9/9 100% Shao Ruiqing 9/9 100% Cai Hongping 5/5 100% Ji Weidong (retired) 4/4 100% Note: Each Director attended the respective Board meetings in person. Directors’ Interests All the Directors shall declare to the Board upon their first appointment their capacities as directors or any other positions held in other companies or institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material related party transactions have been disclosed in the notes to the financial statements prepared in accordance with IFRSs of this annual report. Securities Transactions by Directors The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance of all the Directors and the Supervisors with the required standard set out in the Model Code in 2016. The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company. In addition, pursuant to the requirements of the Rules Governing the Listing of Stock on Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them.

77 Corporate Governance All the employees who may have unpublished price sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations. Directors’ Responsibilities in Respect of Financial Statements The Directors confirm that they are responsible for the preparation of the financial statements of the Group. The Auditor’s Report of the Company’s auditors in respect of the financial statements is set out on pages 92 to 96 of this annual report. Training of Directors Content of development of skills and training Directors participated The fourth session of seminars for chairmen and presidents of listed companies 2016 organized by the CSRC Ma Xulun The first session of training course for directors and supervisors 2016 organized by Shanghai division of the Association of Shanghai Listed Companies Tian Liuwen Induction training for directors All Directors Training on the compliance and performance of duties of Directors, Supervisors and members of senior management given by Commerce & Finance Law Office in January 2016 All Directors The Board secretariat of the Company is responsible for organization, arrangement and checking the training and continuing professional development of directors and senior management. Training of Company Secretary During the year 2016, our Company Secretary took no less than 15 hours of relevant professional training. The Board secretariat of the Company is responsible for arranging and reviewing the training and continuous professional development of the Directors and the members of the senior management of the Company. Audit and Risk Management Committee As at 31 December 2016, the Audit and Risk Management Committee of the Company comprised Mr. Li Ruoshan, Mr. Xu Zhao and Mr. Shao Ruiqing. Mr. Li Ruoshan and Mr. Shao Ruiqing are independent Directors. Mr. Li Ruoshan is the chairman of the committee and possesses professional qualifications in accounting. The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control system for material decision, significant events and major business, and overseeing their implementation. (1) Internal Audit The Company’s internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits. The Group’s internal audit department primarily reports to the President; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Chairman of the Board, the President, Chief Financial Officer, the management of the department being audited and the related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department.

78 China Eastern Airlines Corporation Limited Annual Report 2016 Corporate Governance (2) Risk Management The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation. The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group. The Group has established a comprehensive risk management system, with a comprehensive risk management and internal control main manual as a basis, and sub-risk management and internal control manuals for principal departments and branches, through conduct continuous supervision and assessment of the design and operation of internal control at the Group’s overall and operational levels. The Board being the highest leadership and decision-making organ for comprehensive risk management, established the Audit and Risk Management Committee, and has set up three levels of defence in risk management around the business units, risk management unit and internal audit department. The Board has incorporated the concept of internal risk control into every business unit and established the risk management framework to identify, assess and respond to substantial risks. The first level of defence in the Group’s risk management is with the business units, which incorporated risk management measures and internal control procedures into the working and operation of the business units; the second level of defence is the risk management unit, which led and coordinated among all of the business units and supervised over relevant works, to ensure risk management in the Group has been fully executed; the third level of defence is the internal audit department, which is directly responsible to the Board and the Audit and Risk Management Committee, supervised and assessed every business unit and operational departments for risk management works. The Group has established a general and continuous supervision mechanism, in order to discover defect in the design and operation of the internal risk control system in time. The internal audit department is responsible to audit every business units and operational departments of the Group, and the internal audit is supervised and overseen by the Board and the Audit and Risk Management Committee. The internal audit department has to report regularly or upon request to the Board of Supervisors, the Board, the Audit and Risk Management Committee and the president etc. Any defect in internal risk control discovered in check and supervision should be reported in accordance with the internal audit procedures, and the relevant defects should be rectified and improved in accordance with the queries raised. Performance of Audit and Risk Management Committee The Audit and Risk Management Committee held ten meetings in 2016. The Company’s senior management and external and internal auditors were invited to attend the meeting. Based on the reports of the external and internal auditors, according to the accounting principles and practices, and internal controls adopted by the Company with a view to comply with the requirements of the Listing Rules, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements. The Company’s first quarterly results, interim results and third quarterly results for 2016 and the final results for 2016 had been discussed in the Audit and Risk Management Committee’s meetings before they were submitted to the Board for approval. Attendance rate of members of the Audit and Risk Management Committee meetings is as follows: Members Attendance/ Eligibility of Meetings Attendance rate Li Ruoshan (Independent non-executive Director and chairman of the Audit and Risk Management Committee) 10/10 100% Xu Zhao (Director) 10/10 100% Shao Ruiqing (Independent non-executive Director) 6/6 100% Ji Weidong (retired) 4/4 100% Note: (1) All members of the Audit and Risk Management Committee attended the respective Audit and Risk Management Committee meetings in person. (2) On 15 June 2016, rotation of the Audit and Risk Management Committee commenced and Mr. Ji Weidong ceased to be member of the Audit and Risk Management Committee. Mr. Shao Ruiqing was elected member of the Audit and Risk Management Committee.

79 Corporate Governance In addition, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and USA reporting requirements in 2016, including guiding and overseeing the development of internal controls, hearing and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the relevant regulatory authorities in full scale, reviewing the Company’s compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company’s compliance with internal control regulations under Section 404 of the Sarbanes-Oxley Act. In 2016, the Board has reviewed the internal control system in relation to risk management and considered that the Company had discharged their duties of risk management and internal control of listed companies as required by the Hong Kong Listing Rules, and the Group’s risk management and internal control systems were effective and sufficient during the year 2016. The articles of association for the Audit and Risk Management Committee are posted on the website of the Company www.ceair.com. External Auditors For the Reporting Period, the annual audit and audit-related fees payable to Ernst & Young are estimated to be RMB18.25 million primarily for the regular annual audit of the Group’s 2016 financial statements prepared under IFRSs and PRC Accounting Standards and the other relevant documents applicable for the purpose of Annual Report in Form 20-F. For the Reporting Period, the tax related fees payable to Ernst & Young are estimated to be RMB0.1 million. The auditors’ remuneration shall be approved by the Audit and Risk Management Committee and the Board. The Audit and Risk Management Committee obtained a brief understanding of the scope of the non-audit services and related fees and was satisfied that the non-audit services (in respect of the nature of service and the total cost of non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting firm. Planning and Development Committee As of 31 December 2016, the Planning and Development Committee of the Company comprised three members: Mr. Li Yangmin, Mr. Tang Bing and Mr. Shao Ruiqing, all of whom are Directors. Mr. Li Yangmi, is the chairman of the committee. The Planning and Development Committee is a specialized committee under the Board. It is responsible for studying, considering and making plans or recommendations in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. Its main duties are: – to consider the annual operational goals of the Company and make recommendations to the Board; – to consider the annual investment proposal of the Company and make recommendations to the Board; – to consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board; – to consider the development plan of the Company and make recommendations to the Board; – to study and consider the fleet development plan and aircraft purchase plan of the Company and submit independent report to the Board; – to study other major events which may have influence on the development of the Company and make recommendations in connection with the same; – to oversee the implementation of the above matters and conduct inspection of the same; – to consider other matters as authorized by the Board and oversee their implementation.

80 China Eastern Airlines Corporation Limited
Annual Report 2016

Corporate Governance

Attendance of members of the Planning and Development Committee meetings is as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Li Yangmin (Director and chairman of the Planning and Development Committee)	7/7	100%
Tang Bing (Director)	7/7	100%
Shao Ruiqing (Independent non-executive Director)	3/3	100%
Ji Weidong (retired)	4/4	100%

Notes:

(1) All members of the Planning and Development Committee attended the relevant meetings of the Planning and Development Committee in person.

(2) On 15 June 2016, rotation of the Planning and Development Committee commenced and Mr. Ji Weidong ceased to be member of the Planning and Development Committee. Mr. Shao Ruiqing was elected member of the Planning and Development Committee.

Performance of The Planning and Development Committee

The Planning and Development Committee is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. The work done by the Planning and Development Committee in 2016 is as follows:

(1) Convened the committee meeting in compliance with regulations. The committee considered and reviewed the resolutions, including the 2016 investment proposal, 13th Five Year Plan Planning Report, introduction of new generation wide-body aircraft, equity investment and disposal including transference of equity interests in Eastern Air Logistics Co., Limited and material fixed assets investment.

(2) Pushed forward the introduction of 15 B787-9 and 20 A350-900 long-haul wide-body aircraft and continually optimized fleet structure. Push forwarded the introduction of aircraft and engines in an ordered and reasonable manner. Urged the relevant department of the Company to sign relevant agreements in relation to the introduction of aircraft in strict accordance with the required procedures, coordinated and considered the changes in the operating environment and market, prepared for the procurement of aircraft ancillary and flight resource planning and refined capacity allocation.

(3) Adapted to the requirements of the Company in transformation and development and focus on passenger transport business. Pushed forward establishment of subordinate investment enterprise and integration and restructuring work. When considering relevant proposals, the committee comprehensively and prudently analyzed various factors and provided guidance on important equity investment and equity disposal, which provided support to the decision making of the Board.

(4) Strictly reviewed the investment plan, reasonably controlled investment scale and conducted specific reviews on material investment projects other than the annual investment plan and proposed scientific and feasible opinions and advices. At same time actively paid attention to the Company's base construction project.

(5) Pushed forward the execution of the "13th Five-Year" plan. Discussed and considered the Company's 13th Five-Year" plan report. Gained a thorough understanding on the completion status of the "12th Five-Year" plan and proposed opinions and advices on development under "13th Five-Year" plan by the Company.

The articles of association for the Planning and Development Committee are posted on the website of the Company www.ceair.com.

81

Corporate Governance

Nominations and Remuneration Committee

2. Attendance of members of the Nominations and Remuneration Committee meetings are as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong (Chairman of the Board and the Nomination and Remuneration Committee)	4/4	100%
Ma Weihua (Independent non-executive Director)	4/4	100%
Cai Hongping (Independent non-executive Director)	0/0	–
Shao Ruiqing (Independent non-executive Director) (retired)	4/4	100%

Notes: (1) All members of the Nominations and Remuneration Committee attended the respective Nominations and Remuneration Committee meetings in person.

(2) On 15 June 2016, rotation of the Nominations and Remuneration Committee commenced and Mr. Shao Ruiqing ceased to be member of the Nominations and Remuneration Committee. Mr. Cai Hongping was elected member of the Nominations and Remuneration Committee.

(3) When considering and approving nomination related matters, the Nomination and Remuneration Committee shall be chaired by Liu Shaoyong; when considering and approving remuneration related matters, the Nomination and Remuneration Committee shall be chaired by Ma Weihua.

3. Performance of the Nominations and Remuneration Committee

Under the leadership of the Board, the Nominations and Remuneration Committee performed their duties diligently to standardize the election of Directors and members of senior management of the Company, establish and refine the incentive and assessment mechanism of Directors and members of senior management of the Company and realize the long-term goals of the Company. Major tasks completed by the Nominations and Remuneration Committee were as follows:

(1) Carefully reviewed the remuneration of Directors, Supervisors and senior management in 2016 and procured the disclosure in the 2016 annual report in accordance with the relevant rules.

(2) In order to ensure the smooth execution of the work of the board of directors and special committees and to meet the requirements of the Company's governance and monitoring rules, nomination of the chairman, vice president and candidates of directors and members of different committees was conducted. Rotation work of the board of directors and election work of the members of different committees of the eighth session of the board of directors were successfully completed.

(3) In accordance with the provisions of the Articles of Association and the Rules of Work of the Nomination and Remuneration Committee, the Company shall nominate the senior management personnel of the Company to the 8th session of Board of Directors in time to ensure normal operation of the Company and compliance of corporate governance of the Company..

The main duties of the Nominations and Remuneration Committee of the Board are:

- to make recommendations to the Board regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company's equity structure;
- to study the criteria and procedures for selecting Directors and management personnel, and to make recommendations to the Board;
- to conduct wide-ranging searches for qualified candidates to become Directors and members of the management personnel;
- to examine the candidates for the positions of Director and manager and make recommendations in connection with the same;
- to examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same;

82 China Eastern Airlines Corporation Limited Annual Report 2016 Corporate Governance – to study, review and make recommendations to the Board regarding the policies and plans for remuneration of the Directors and senior management personnel; – to study the criteria for assessing the Directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same; – to evaluate the performance of the Directors and senior management personnel based on the Company’s actual business circumstances, and make recommendations in connection with the same; – to be responsible for monitoring the implementation of the Company’s remuneration system; – other matters delegated by the Board. According to the Working Rules of the Nominations and Remuneration Committee of the Board of Directors, the procedure for electing Directors and management personnel is as follows: (1) the Nominations and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and management personnel, and produce a written document thereon; (2) the Nominations and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and manager within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market; (3) the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document; (4) the Nominations and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination; (5) a meeting of the Nominations and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and managers; (6) before the selection of a new Director and the engagement of a new member of the management personnel, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board; (7) the Nominations and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board. Remuneration Policy of Directors Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions. Certain Directors received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries. For details, please refer to “Change in Shareholdings and Remuneration of Incumbent and Resigned Directors, Supervisors and Senior Management during the Reporting Period”. Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration. The major composition of remuneration of the Directors include basic salary and bonus. Basic Salary The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2016, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary.

83

Corporate Governance

Bonus

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

Remuneration Policy of Independent Non-executive Directors

Remuneration (before tax) received by the Company's independent non-executive Directors in 2016 were as follows:

Name	Remuneration before tax (RMB ten thousand)
Ji Weidong	0
Li Ruoshan	16
Ma Weihua	16
Shao Ruiqing	16
Cai Hongping	10

Mr. Ji Weidong resigned from his position as an independent Director with effect from 11 December 2015. He continued to perform his duties as independent Director until a new independent Director is elected. He received no remuneration during his period of service from January to June 2016.

Mr. Cai Hongping was appointed as an independent Director since 16 June 2016. Therefore, the remuneration disclosure period is from June to October 2016.

Remuneration of Senior Management

The remunerations payable to the members of the senior management of the Company in 2016 are set out as follows:

Name	Position (Notes)	Remuneration before tax (RMB ten thousand)
Ma Xulun	Vice Chairman, President	–
Li Yangmin	Director, Vice President	–
Tang Bing	Director, Vice President	–
Tian Liuwen	Director, Vice President	–
Hu Jidong	Supervisor	42.57
Feng Jinxiong	Supervisor	53.54
Wu Yongliang	Vice President, Chief Financial Officer	85.14
Feng Liang	Vice President	85.14
Jiang Jiang	Vice President	–
Wang Jian	Board Secretary	80.63
Xu Haihua	Supervisor	28.83
Sun Youwen	Vice President	159.65
Total	–	535.50

Notes:

1. The confirmation of remuneration of the Company's senior management is based on the System Plan on the Work Position and Remuneration of China Eastern Airlines Corporation Limited;

2. According to relevant regulations and assessment schemes, a portion of remuneration payment of the Company's certain Supervisors and senior management was deferred according to assessment. The deferred remuneration payment for prior years received in 2016 by Mr. Hu Jidong, a Supervisor, Mr. Wu Yongliang, Vice President and Chief Financial Officer, Mr. Feng Liang, Vice President and Mr. Sun Youwen (Vice President in the report period) was approximately RMB233,900 per person and deferred remuneration payment for prior years received by Mr. Wang Jian, Board Secretary was approximately RMB220,900;

84 China Eastern Airlines Corporation Limited
Annual Report 2016

Corporate Governance

3. Terms of service of Supervisor Mr. Hu Jidong started from 15 June 2016. Therefore, the remuneration disclosure period is from June to December 2016. Supervisor Mr. Xu Haihua ceased to be the supervisor of the Company since 15 June 2016. Therefore, the remuneration disclosure period is from January to June 2016;

4. Terms of service of Mr. Jiang Jiang, Vice President, started from 22 February 2017;

5. Mr. Sun Youwen (Vice President in the reporting period) is a pilot, whose salary includes the flight service benefits.

Aviation Safety and Environment Committee

As of 31 December 2016, The Aviation Safety and Environment Committee of the Company comprises Mr. Ma Xulun, Mr. Li Yangmin and Mr. Li Ruoshan and Mr. Ma Xulun serves as the chairman of the committee. Independent Director Mr. Li Ruoshan replaced Mr. Shao Ruiqing to be a member of the Aviation Safety and Environment Committee on 15 June 2016.

The Aviation Safety and Environment Committee is a specialized committee under the Board. It is responsible for consistent implementation of the relevant laws and regulations of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation on aviation safety plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation on major environmental protection issues in relation to aviation carbon emission on domestic and international levels and overseeing their implementation.

Attendance of members of the Aviation Safety and Environment Committee meetings are as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Ma Xulun (Vice-chairman of the Board and chairman of the Aviation Safety and Environment Committee)	2/2	100%
Li Yangmin (Director)	2/2	100%
Li Ruoshan (Independent non-executive Director)	1/1	100%
Shao Ruiqing (Independent non-executive Director) (retired)	1/1	100%

Notes:

(1) All members of the Aviation Safety and Environment Committee attended the relevant meetings of the Aviation Safety and Environment Committee in person;

(2) On 15 June 2016, rotation of the Aviation Safety and Environment Committee commenced and Mr. Shao Ruiqing ceased to be member of the Aviation Safety and Environment Committee. Mr. Li Ruoshan was elected member of the Aviation Safety and Environment Committee.

Performance of Aviation Safety and Environment Committee

Under the leadership of the Board, the Aviation Safety and Environment Committee strictly follows the core targets of the Company, further enhances its capability of safety management, comprehensively analyze on the safety situation for the year 2016, intensify on supervision and inspection, as well as determines to improve its quality in safety management and operation. The Committee guides the Company to improve and enhance its work in aviation safety management by combination of convening meetings and research and inspection. The Committee also gives direction in works related to energy-saving and environmental-friendly and provides suggestions for the Company's works regarding safety and environmental protection for the year 2016 as follows:

(1) Continued to focus on safety education training and strictly execute laws and regulations. Strengthened the enforcement of safety responsibilities and comprehensively enhanced safety qualities of staff responsible for safety operation;

(2) Continuously improved security system, innovated training management mechanism and enhanced the efficiency of security management;

(3) Continued to increase investment in science and technology, focus on key operational aspects, improve safe operation level;

(4) Effectively executed work relating to European Union Emission Trading Scheme and ICAO carbon trading;

85 Corporate Governance (5) Actively participated in the domestic unified carbon market design, make timely comments and suggestions and prepare for response in advance; (6) Further promoted the work of energy conservation and emission reduction, innovated measures for reducing emission through technology; The Detailed Working Rules for the Aviation Safety and Environment Committee are posted on the website of the Company www.ceair.com. Internal Control System The Board shall be responsible for the overall internal control system of the Company/Group and review the effectiveness of the internal control system through the Audit and Risk Management Committee at least once per year. The internal control system of the Company is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system of the Group is prepared in accordance with the relevant laws, subsidiary regulations and constitutional documents. The Group reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board. Main Features of the Internal Control System (1) Organizational Structure The group established the Company’s internal control working team of 2016, which is responsible for the organization and implementation of internal control appraisal of the year. The working team is led by the leader of the Group’s auditing work during the year. The Group’s audit department will lead, organize and designate key staff of each operation unit as team members, at the same time employ them (a total of 71 staffs) as the Group’s internal control inspectors for the year. (2) Work Arrangement The organization promotes each unit to commence internal control inspection (self inspections in relation to a total of 205 cycles of business operations and 4000 odd control points have been carried out by 47 participating units), focuses on the extension of on-site testing (working team has carried out on-site tests on the key procedures of 20 key units, on which, 135 cycles of business operations and 3,000 odd control points have been appraised), collects daily inspection information on safe operation, analyses and identifies internal control deficiencies and actively promotes the rectification of internal control deficiencies. The scope of appraisal includes: all department functions, secondary units, subsidiaries and principal controlling subsidiaries. (3) Quantified Assessment The working group has established a rating mechanism for the internal control inspection, conducted a comprehensive supervision on quality of internal control inspection on each unit, and conducted scoring assessment which focused on three aspects, namely, basic situations, draft quality and report quality (including 20 items of specified evaluation points). After the introduction of scoring assessment, all units became more aware of their major responsibilities on internal control, and the quality of internal control assessment was greatly improved. (4) Concentrate on Information System for the Internal Control Development The Group has established an internal control testing group for the information system project and concentrated on the Group’s information system for the internal control development. The scope of testing has been largely expanded when compared to the previous years, which covered the major information systems of the Company, including 32 systems namely the Oracle financial system, the business management SAP system, the frequent flyers iFLY system, the CEA production and statistics system, and operating expenses audit system etc.. Meanwhile, the testing works were extended to two major providers of outsourcing services, namely TravelSky Technology Limited and Accounting Centre of China Aviation Limited Company.

86 China Eastern Airlines Corporation Limited Annual Report 2016 Corporate Governance (5) Leveraging on the Monitoring and Early Warning Mechanism By leveraging on the monitoring and early warning mechanism of the marketing monitoring preventative system and integrating the result of daily supervision, the working group inspected internal control defects and abnormalities which may cause major defaults. Based on the results of walk-through tests, the internal control measures for the key control points of the relevant businesses operations comply with the relevant requirements of the Company’s internal control system. The working group enhances the effectiveness of internal control evaluation by utilizing results from daily supervision of the marketing monitoring preventative system. Procedures used for reviewing effectiveness of risk management and internal control systems and resolving material internal control defects During the assessment of internal control of the Group, all entities should strictly follow the principle of “immediate rectification”, immediately rectify the internal control defects identified, while formulate rectification plan for those internal control defects which cannot be rectified immediately for pushing forward the progress of rectification. For further implementation of rectification in internal control defects and enhance the optimization of internal control, upon the completion of defect identification, the Company has published the “Notice regarding implementation of rectification of internal control defects for year 2016”, require the relevant entities to formulate rectification measures for those defects with incomplete rectification, clarify the responsibilities and time limits for rectification, and diligently assign the rectification works. The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialized committees and senior management. Such systems aim to manage but not eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance of the absence of material misrepresentation or loss. Procedures for processing and publication of insider information and internal control measures The Board has formulated policies on procedures for handling and issuing insider information and internal control measures. The policy sets out the duties of insider information announcement, restrictions relating to the sharing of non-public information, the handling of rumors, unintentional selective disclosure, exemption from disclosure of insider information and compliance and reporting procedures. The senior management of the Company must take all reasonable measures to prevent breach of the disclosure requirements of the Company. They must promptly draw the attention of management to any potential leakage of insider information, and the management will inform the Board of prompt action. In serious violation of this policy, the board of directors will decide or assign appropriate persons to determine the course of action to correct the problem and avoid recurrence. Investor Relations The Company undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The ultimate responsibility of the Chairman of the Board is to ensure effective communication with investors and to ensure that the Board is aware of the views of major Shareholders. Accordingly, the Chairman is required to meet major Shareholders in this regard and the routine communication of the Board with the major Shareholders is conducted through the Company Secretary. The Company has drawn up and implemented the Information Disclosure Management System and has further improved the Company’s information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to the public; the Company has also established an information disclosure office for which the Company Secretary is responsible. The information disclosure office is mainly responsible for the collection, summarisation and compilation of basic information for disclosure, as well as drawing up the rules and systems for information disclosure and related internal control and procedures. It is also responsible for monitoring the correct implementation of the various control measures. The Company has also drawn up and implemented the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations to clarify the basic principles and structure of investor relations management, as well as the details and duties of investor relations, so as to further foster corporate integrity and self-discipline, to realize standardized operation, to achieve the ultimate goals of maximizing corporate value and Shareholders’ interests and to ensure that interests of investors are protected.

87 Corporate Governance The Company has released information in relation to its quarterly results. Investors and the public may access the Company’s website and download related documents from online database. The website also sets out details of each of the Group’s operations. Announcements, notices or other documents issued by the Company may also be downloaded from the website of the Company. In 2016, the Company Secretary and investor relations department received visits of a total of 162 analysts, fund managers and the relevant intermediaries in 63 teams, and were invited to participate in the forum by local and overseas organizations for 9 times and interacted with 137 investors on a one-to-one or one-to-few basis. The Company organized two regular road shows, one press conference, 6 conferences with the analysts regarding regular results and communicated with a total of 314 investors and journalists. On June 15, 2016, the Company held 2015 Annual General Meeting in Shanghai. On 27 October 2016, the Company held the first Extraordinary General Meeting in 2016 in Shanghai. On 17 January 2017, the Company held the first Extraordinary General Meeting in 2017. At the general meetings, each matter was proposed as an individual resolution and voted by poll. Based on the information publicly available to the Company and to the best knowledge of the Directors, at least 25% of issued share capital of the Company was held by the public. As at 31 December 2016, there were a total of 290,398 Shareholders on the Company’s register of members. For any enquiries to the Board, Shareholders may contact the Company Secretary by phone at 8621-22330928, 22330921 or by e-mail at ir@ceair.com or they may put forward their questions in the annual general meeting or extraordinary general meetings directly. In respect of the procedures for Shareholders to convene annual general meeting or extraordinary general meetings and propose resolutions, they may enquire with the Company Secretary through the aforesaid channels. Board Secretary Wang Jian Address The Secretariat of the Board, China Eastern Airlines Corporation Limited, 92 Konggang 3rd Road, Changning District, Shanghai Telephone 021-22330928 Fax 021-62686116 Email ir@ceair.com Representative of the Company’s securities affairs Yang Hui Address The Secretariat of the Board, China Eastern Airlines Corporation Limited, 92 Konggang 3rd Road, Changning District, Shanghai Telephone 021-22330921 Fax 021-62686116 Email ir@ceair.com

88 China Eastern Airlines Corporation Limited Annual Report 2016 Corporate Governance Changes in Constitutional Documents 1. “Authorization to the Board and its authorised representative(s) at the Shareholders’ meeting to proceed with the matters relating to the non-public issuance of A Shares” was considered and approved on 16 June 2015 at the 2014 annual general meeting of the Company. The Board was authorized to make revisions of terms related to the Issuance in Articles of Association according to actual condition of share issue after completion of non-public issuance of A Shares (the “Issuance”) to reflect the changes to the share capital of the Company following the completion of the Issuance. The relevant amendments have been made after the completion of share issue (i.e. 4 July 2016). 2. Amendments to the Articles of Association in relation to conditions and proportion of distribution of cash dividends were considered and approved on 16 June 2016 at the 2015 annual general meeting of the Company. On behalf of the Board Liu Shaoyong Chairman Shanghai, the PRC 30 March 2017

89 Report of the Supervisory Committee Dear Shareholders, With the attitude of being responsible to all the Shareholders, the Supervisory Committee of the Company proactively launched its work, truly performed its duties of supervision and protected the legal interests of the Company and all the Shareholders in 2016 based on the Company Law and the Articles of Association. I. Work of Supervisory Committee in 2016 1. Seriously perform supervisory functions In 2016, the Supervisory Committee convened 7 meetings, at which it approved 26 resolutions including financial report of the Company for the year 2015, 2015 profit distribution proposal, 2016 daily connected transactions execution condition and Transference of 100% equity interests in the Company’s wholly owned subsidiary Eastern Air Logistics Co., Limited In addition, supervisors attended General Meeting, joined all meetings of Board of Directors and all important meetings of senior management. It reviewed assessment, decision making process of all important resolutions and oversaw relevant meeting’s convening, voting and disclosure procedures. 2. Completed rotation of the Supervisory Committee according to regulations The 7th session of the Supervisory Committee of the Company expired in June 2016, and the Company successfully completed work on rotation of the Supervisory Committee in accordance with the relevant provisions of the Articles of Association. Due to retirement of one shareholder supervisor and change in duty of one staff supervisor, China Eastern Airlines Group Company recommended a shareholder supervisor in time. Staff representative meeting of the Company elected a staff supervisor and through prescribed procedures created five members of the Supervisory Committee. Number of people and structure meet the regulatory requirements, and elected Charmian of the eighth session of the Supervisory Committee in accordance with company procedures. 3. Strengthen communication mechanism and improve the effectiveness of supervision In 2016, office of the Supervisory Committee maintained communication and contact with external monitoring bodies, the Listed Companies Association of China, the Company’s externally engaged lawyers, the Company’s internal control auditors and share companies’ Secretariat of the Board and learned about the latest regulatory requirements in time. It accepted and followed guidance and inspection of monitoring bodies at any time and seriously coordinated the execution of regulatory advice, so that the work of the Supervisory Committee can better meet regulatory requirements. In September 2016, the chairman of the Supervisory Committee and the internal control auditor of the company Ernst & Young accounting firm conducted in-depth exchanges. Charmian of the Supervisory Committee made comments and suggestions in relation to internal control auditing work. At the same time, the Company’s supervisors also actively participate in various activities organized by the Listed Companies Association of China. In September 2016, the Listed Companies Association of China jointly organized the “Best Practices of the Supervisory Committee of Listed Companies Selection “ with the Shanghai Stock Exchange and the Shenzhen Stock Exchange. Supervisor Ba Shengji was the expert judge of the selection. The office of the Supervisory Committee assists Supervisor Ba shengji in assessing the performance of the Supervisory Committee of nearly 200 listed companies within stipulated time, and successfully completed the selection.

90 China Eastern Airlines Corporation Limited Annual Report 2016 Report of the Supervisory Committee II. Independent Opinion of the Supervisory Committee 1. Legality of the Operation of the Company In 2016, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings of the Company and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the Company Law, the Securities Law, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the Listing Rules of The Stock Exchange of Hong Kong Limited, the Articles of Association and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the interests of the Shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the Articles of Association or were prejudicial to the interests of the Company. 2. Financial Position of the Company The Supervisory Committee seriously reviewed the Company’s 2015 financial report, 2015 profit distribution proposal, 2015 financial audit report issued by the PRC and international auditors expressing unqualified opinions and 2016 interim profit distribution proposal. The Supervisory Committee resolved that the Company’s 2015 financial report truly reflects the financial position and operating results of the Company for the period. The Supervisory Committee agreed to the 2015 financial audit report issued by the auditors and the 2015 profit distribution proposal and 2016 interim profit distribution proposal of the Company 3. Purchases or Sale of Assets of the Company In 2016, the Supervisory Committee conducted examination on the resolutions in respect of major acquisitions, disposal of assets. The Supervisory Committee did not discover any acts of insider trading, any acts prejudicial to the interests of the Shareholders or resulting in loss of assets or prejudice to the interests of the Company. 4. Connected Transactions of the Company In 2016, the Supervisory Committee conducted examination on the report in respect of the connected transactions of the Company. The Supervisory Committee is of the view that daily connected transactions of the Company complied with the business and asset management need of the Company and connected transactions complied with legal procedures, transaction method complied with market rules, transaction amount was within annual limit authorized by General Meeting. The terms of the transactions were fair and reasonable to the Company and the Shareholders as a whole. The connected transactions were dealt with under stringent principles of “fairness, impartiality and transparency”. The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board in making decisions, signing agreements and information disclosure. 5. Internal Control of the Company The Supervisory Committee reviewed the Assessment Report of the Company’s Internal Control for the year 2015 in a prudent and cautious manner and has no objection with the self-assessment report of the Board. The Supervisory Committee also seriously reviewed the internal control audit report issued by the auditor. The Supervisory Committee considers that the Company has a developed internal control regulation system in place and the implementation in actual circumstances is satisfactory. On behalf of the Supervisory Committee Xi Sheng Chairman of the Supervisory Committee Shanghai, the PRC 30 March 2017

91

Social Responsibilities

Actively responding to the five development visions of the State and adapting to the development trends of the global aviation industry, the Group managed and balanced the expectations of its stakeholders, including customers, shareholders, staff members and society at large by fusing economic, social and environmental responsibilities into the Group's organization and operating activities. The Group responded to the needs of its stakeholders and endeavoured to create maximized comprehensive value.

The Group has always seen "safety" as the cornerstone of its development. Through the ideas of "innovation", "coordination" and "openness", the Group manifested the various points of emphasis in its development. "Green development" reflected the Group's response to climate issues and the active implementation of resource and energy saving. "Sharing" represented the development path of co-existence and mutual benefit for the Group and its various stakeholders, including staff members, customers, partners, shareholders, the industry and the community

Major awards obtained in 2017

During the Reporting Period, the performance of CEA's social responsibilities management was satisfactory and received wide recognition from society. Major awards related to social responsibilities are as follows:

No.	Name of the award	The awarding institution
1	2016 Global Brand Value Top 500	International brand institution Brand Finance
2	BRANDZ Chinese Brand with Best Value List Top 30	International brand institution WPP
3	Hong Kong Golden Bauhinia Awards 13th Five Year Plan Listed Company with Best Investment Value	The Listed Companies Association of Beijing, Hong Kong Chinese Enterprises, Association, Hong Kong Ta Kung Wen Wei Media Group Limited
4	2016 Excellent Airline Award in Asia-Pacific Region	CAPA Asian Aviation Summit
5	People's Corporate Social Responsibility Award Annual Poverty Alleviation Award	People's Daily Online
6	Golden Bee Leader Enterprise Award	Ministry of Commerce China WTO Tribune
7	Best China Airline Award	TTG
8	Precision Poverty Alleviation Model Enterprise	World Charity Forum
9	International Carbon Award – Social Citizenship Award	World Economic and Environmental Conference
10	The 14th China's Most Admired Enterprise Annual Conference "Most Admired Enterprise"	The Economic Observer
11	Asian Tour "Red Coral Award" "Most Popular Airline"	2016 Asian Tourism Industry Annual Meeting
12	2016 Civil Aviation Communications Summit "Best Brand Value Award" "Best Overseas Communication Award"	Hanglian Communications
13	"Public Welfare Model Award"	China (Shanghai) Listed Company Corporate Social Responsibility Summit (organized by Xinhuanet, The Listed Companies Association of Shanghai, Shanghai Federation of Economic Organizations, Shanghai Pudong New Area Financial Services Bureau, China Financial Information Center)
14	Best Model of the "Annual Caring Staff"	Green development and sharing of the future Summit Forum (organized by Jiefang Daily, Shanghai Observer, Shanghai Daily, Eastday.com)
15	"Outstanding Organization in application of civil aviation Internet technology 2016"	Civil Aviation Internet Conference

92 China Eastern Airlines Corporation Limited Annual Report 2016 Independent Auditor’s Report To the shareholders of China Eastern Airlines Corporation Limited (Established in the People’s Republic of China with limited liability) Opinion We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 97 to 189, which comprise the consolidated statement of financial position as at 31 December 2016, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2016, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

93 Independent Auditor’s Report Key Audit Matters (continued) Key audit matter How our audit addressed the key audit matter Goodwill impairment testing Goodwill as at 31 December 2016 amounted to RMB11,270 million. The Group performed impairment testing on goodwill annually based on the future estimated cash flows of the relevant assets. The Group’s impairment assessment of the goodwill requires significant management judgement, in particular in relation to the cash flow forecast and the discount rate applied. The accounting policies and disclosures for goodwill are made in note 2.4, 4 and 17 to the consolidated financial statements. Deferred revenue for frequent flyer programmes The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers’ revenue attributable to the award credits of frequent flyer benefits is deferred and recognised when the award credits have been redeemed or have expired. As at 31 December 2016, deferred revenue for frequent flyer programmes totalled RMB1,750 million. The deferment of revenue is calculated based on the estimated fair values of the unredeemed award credits and expected redemption rate. The fair values of the unredeemed award credits is estimated based on the yearly average flight ticket prices and the expected redemption rate is estimated by reference to the historical trends of redemptions. Different judgements or estimates could significantly affect the estimated deferred revenue for frequent flyer programmes and the results of operations. The accounting policies and disclosures for the deferred revenue for frequent flyer programmes are made in note 2.4, 4 and 36 to the consolidated financial statements. Our audit procedures included, amongst others, evaluating and testing the assumptions, methodologies, cash-generating unit determination, cash flow forecast and other data/parameters used by the Group in evaluating the goodwill impairment as at 31 December 2016. We compared the growth rate used to extrapolate the cash flows beyond the five-year forecast period to external data. We also involved our internal valuation specialists to assist us in evaluating the assumptions and valuation methodologies used by the Group. Our audit procedures included, amongst others, evaluating assumptions and methodologies used by the Group to determine the expected redemption rate and the fair value of unredeemed award credits of the frequent flyer programmes as at 31 December 2016. Furthermore, we tested the information technology (“IT”) general controls and IT application controls relating to IT applications and environment around frequent flyer programmes. We have further ascertained that the award credits data used in the calculation of the deferred revenue for frequent flyer programmes as at 31 December 2016 was derived from the aforesaid Group’s IT applications.

94 China Eastern Airlines Corporation Limited Annual Report 2016 Independent Auditor’s Report Key Audit Matters (continued) Key audit matter How our audit addressed the key audit matter Provision for return condition checks for aircraft and engines under operating leases As at 31 December 2016, provision for return condition checks for aircraft and engines under operating leases totalled RMB3,670 million. Under the terms of the operating lease arrangements, the Group is contractually committed to returning the aircraft and engines to the lessors in a certain condition agreed with the lessors at the inception of each lease. The Group estimates costs of these return condition checks and accrues such costs on a straight-line basis over the term of the leases. Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgements or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgements or estimates could significantly affect the estimated provision for costs of return condition checks. Our audit procedures included, amongst others, evaluating key assumptions and methodologies used by the Group to determine the provision as at 31 December 2016. We tested the integrity and arithmetic accuracy of the provision model through recalculation, reviewing the terms of the operating leases and comparing assumptions to contract terms and the Group’s historical experience on returning similar aircraft models and engines and actual costs incurred. The accounting policies and disclosures are made in note 2.4, 4 and 35 to the consolidated financial statements. Other Information Included in the Annual Report The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the Directors for the Consolidated Financial Statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so. The directors of the Company are assisted by the Audit and Risk Management Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

95 Independent Auditor’s Report Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

96 China Eastern Airlines Corporation Limited Annual Report 2016 Independent Auditor’s Report Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued) We communicate with the Audit and Risk Management Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit and Risk Management Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the Audit and Risk Management Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is LEUNG, Wai Lap, Philip. Ernst & Young Certified Public Accountants Hong Kong 30 March 2017

97 Consolidated Statement of Profit or Loss and Other Comprehensive Income (Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2016 2016 2015 Notes RMB million RMB million Revenues 5 98,904 93,969 Other operating income and gains 6 5,469 5,269 Gain on fair value changes of derivative financial instruments 8 2 6 104,37 5 99,24 4 Operating expenses Aircraft fuel (19,626) (20,312) Take-off and landing charges (12,279) (10,851) Depreciation and amortisation (12,154) (10,471) Wages, salaries and benefits 9 (18,145) (16,459) Aircraft maintenance (4,960) (4,304) Impairment charges 10 (29) (228) Food and beverages (2,862) (2,469) Aircraft operating lease rentals (4,779) (4,254) Other operating lease rentals (868) (812) Selling and marketing expenses (3,133) (3,651) Civil aviation development fund (1,945) (1,826) Ground services and other expenses (5,058) (5,479) Indirect operating expenses (6,05 1) (5,50 3) Total operating expenses (91,88 9) (86,61 9) Operating profit 11 12,486 12,625 Share of results of associates 22 148 126 Share of results of joint ventures 23 39 26 Finance income 12 96 66 Finance costs 13 (6,27 2) (7,17 6) Profit before income tax 6,497 5,667 Income tax expense 14 (1,54 2) (62 4) Profit for the year 4,95 5 5,04 3 Other comprehensive income for the year Other comprehensive income to be reclassified to profit or loss in subsequent periods Cash flow hedges, net of tax 39 107 10 Fair value changes of available-for-sale investments, net of tax 40 87 Fair value changes of available-for-sale investments held by an associate, net of tax 22 (1) 7 Net other comprehensive income to be reclassified to profit or loss in subsequent periods 146 104 Other comprehensive income not to be reclassified to profit or loss in subsequent periods Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax 37 (410) 196 Net other comprehensive income not to be reclassified to profit or loss in subsequent periods (410) 196 Other comprehensive income, net of tax (264) 300 Total comprehensive income for the year 4,691 5,343

98 China Eastern Airlines Corporation Limited Annual Report 2016 Consolidated Statement of Profit or Loss and Other Comprehensive Income (Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2016 2016 2015 Notes RMB million RMB million Profit attributable to: Equity holders of the Company 4,498 4,537 Non-controlling interests 457 506 Profit for the year 4,955 5,043 Total comprehensive income attributable to: Equity holders of the Company 4,237 4,834 Non-controlling interests 454 509 Total comprehensive income for the year 4,691 5,343 Earnings per share attributable to the equity holders of the Company during the year – Basic and diluted (RMB) 15 0.33 0.35

99 Consolidated Statement of Financial Position (Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2016 31 December 2016 31 December 2015 Notes RMB million RMB million Non-current assets Intangible assets 17 11,624 11,522 Property, plant and equipment 18 153,180 133,242 Investment properties 19 321 294 Lease prepayments 20 2,064 2,094 Advanced payments on acquisition of aircraft 21 23,357 21,207 Investments in associates 22 1,536 1,543 Investments in joint ventures 23 524 518 Available-for-sale investments 24 645 452 Other non-current assets 25 2,969 3,754 Deferred tax assets 38 79 243 Derivative financial instruments 39 137 45 196,436 174,914 Current assets Flight equipment spare parts 26 2,248 2,056 Trade and notes receivables 27 2,660 2,867 Prepayments and other receivables 28 9,231 8,446 Derivative financial instruments 39 11 – Restricted bank deposits and short-term bank deposits 29 43 35 Cash and cash equivalents 30 1,695 9,080 Assets classified as held for sale 16 – 594 15,888 23,078 Current liabilities Sales in advance of carriage 7,677 5,841 Trade and bills payables 31 3,376 3,712 Other payables and accruals 32 20,250 19,057 Current portion of obligations under finance leases 33 6,447 6,109 Current portion of borrowings 34 28,842 38,214 Income tax payable 304 169 Current portion of provision for return condition checks for aircraft under operating leases 35 1,175 1,281 Derivative financial instruments 39 11 4 68,082 74,387 Net current liabilities (52,194) (51,309) Total assets less current liabilities 144,242 123,605

100 China Eastern Airlines Corporation Limited Annual Report 2016 Consolidated Statement of Financial Position (Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2016 31 December 2016 31 December 2015 Notes RMB million RMB million Non-current liabilities Obligations under finance leases 33 54,594 46,290 Borrowings 34 27,890 28,498 Provision for return condition checks for aircraft under operating leases 35 2,495 2,222 Other long-term liabilities 36 3,874 3,990 Post-retirement benefit obligations 37 2,890 2,569 Deferred tax liabilities 38 86 8 Derivative financial instruments 39 47 97 91,876 83,674 Net assets 52,366 39,931 Equity Equity attributable to the equity holders of the Company – Share capital 41 14,467 13,140 – Reserves 42 34,983 24,271 49,450 37,411 Non-controlling interests 2,916 2,520 Total equity 52,366 39,931 The financial statements were approved by the Board of Directors on 30 March 2017 and were signed on its behalf. Liu Shaoyong Ma Xulun Director Director

101 Consolidated Statement of Changes in Equity (Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2016 Attributable to equity holders of the Company Share capital Other reserves Retained profits Subtotal Noncontrolling interests Total equity RMB million RMB million RMB million RMB million RMB million RMB million Balance at 1 January 2015 12,674 16,485 815 29,974 1,797 31,771 Profit for the year – – 4,537 4,537 506 5,043 Other comprehensive income – 29 7 – 29 7 3 30 0 Total comprehensive income for the year – 297 4,537 4,834 509 5,343 Issue of shares (Note 41) 466 2,389 – 2,855 – 2,855 Acquisition of non-controlling interests – (252) – (252) 252 – Dividends paid to non-controlling interests – – – – (38) (38) Transfer from retained profits – 18 4 (18 4) – – – Balance at 31 December 2015 13,14 0 19,10 3* 5,16 8* 37,41 1 2,52 0 39,93 1 Profit for the year – – 4,498 4,498 457 4,955 Other comprehensive income – (26 1) – (26 1) (3) (26 4) Total comprehensive income for the year – (261) 4,498 4,237 454 4,691 Issue of shares (Note 41) 1,327 7,213 – 8,540 – 8,540 Interim 2016 dividend – – (738) (738) – (738) Dividends paid to non-controlling interests – – – – (58) (58) Transfer from retained profits – 14 4 (14 4) – – – Balance at 31 December 2016 14,46 7 26,199 * 8,784 * 49,45 0 2,91 6 52,36 6 * These reserve accounts comprise the consolidated reserves of RMB34,983 million (2015: RMB24,271 million) in the consolidated statement of financial position.

102 China Eastern Airlines Corporation Limited Annual Report 2016 Consolidated Statement of Cash Flows (Prepared in accordance with International Financial Reporting Standards) For the year ended 31 December 2016 2016 2015 Notes RMB million RMB million Cash flows from operating activities Cash generated from operations 45(a) 26,154 25,535 Income tax paid (1,261) (1,210) Net cash flows from operating activities 24,893 24,325 Cash flows from investing activities Additions to property, plant and equipment (21,533) (8,609) Additions to lease prepayments (86) (82) Additions to intangible assets 17 (232) (109) Advanced payments on acquisition of aircraft (16,864) (24,772) Proceeds from disposal of assets classified as held for sale 518 4,227 Proceeds from disposal of property, plant and equipment 690 1,294 Proceeds from disposal of lease prepayments 56 47 (Increase)/decrease in restricted and short-term bank deposits (1) 3 Increase in shareholding in associates – (413) Gain on disposal of an associate 12 – Interest received 96 66 Dividends received 164 92 Proceeds from disposal of interest in a subsidiary – 49 Repayment of loans from an associate – 372 Proceeds from disposal of interests in available-for-sale investments – 35 Net cash flows used in investing activities (37,180) (27,800) Cash flows from financing activities Proceeds from issue of shares 8,540 2,855 Proceeds from draw-down of short-term bank loans 39,159 26,916 Repayments of short-term debentures (46,000) (10,000) Repayments of short-term bank loans (36,728) (34,767) Proceeds from issuance of short-term debentures 47,500 21,500 Proceeds from issuance of long-term bonds 12,526 – Proceeds from draw-down of long-term bank loans and other financing activities 26,545 24,572 Repayments of long-term bank loans (28,803) (10,540) Repayments of long-term bonds (5,497) – Principal repayments of finance lease obligations (8,606) (6,350) Interest paid (3,206) (3,065) Dividends paid (738) – Dividends paid to non-controlling interests of subsidiaries (58) (38) Net cash flows from financing activities 4,634 11,083 Net (decrease)/increase in cash and cash equivalents (7,653) 7,608 Cash and cash equivalents at beginning of year 9,080 1,355 Effect of foreign exchange rate changes 268 117 Cash and cash equivalents at 31 December 30 1,695 9,080

103

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

1. Corporate and Group Information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares, was established in the People's Republic of China (the "PRC") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

These financial statements were approved and authorised for issue by the Company's Board of Directors (the "Board") on 30 March 2017.

Information about subsidiaries

Particulars of the Company's principal subsidiaries at the end of the reporting period are as follows:

Name	Place and date of incorporation/ registration and business	Issued ordinary/ registered share capital million	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
China Eastern Airlines Jiangsu Co., Limited ("CEA Jiangsu")	PRC 7 April 1993	RMB2,000	62.56%	–	Provision of airline services
China Eastern Airlines Wuhan Co., Limited ("CEA Wuhan")	PRC 16 August 2002	RMB1,750	60%	–	Provision of airline services
Shanghai Eastern Flight Training Co., Limited ("Shanghai Flight Training")	PRC 18 December 1995	RMB694	100%	–	Provision of flight training services
Shanghai Airlines Co., Limited ("Shanghai Airlines")	PRC 16 March 2010	RMB500	100%	–	Provision of airline services
China Cargo Airlines Co., Limited ("China Cargo")	PRC 22 July 1998	RMB3,000	–	83%	Provision of cargo carriage service
China Eastern Airlines Technology Co., Limited ("Eastern Technology")	PRC 19 November 2014	RMB4,300	100%	–	Provision of airline maintenance services
Shanghai Eastern Airlines Logistics Co., Limited ("Eastern Logistics")	PRC 23 August 2004	RMB1,150	100%	–	Provision of cargo logistics services
China Eastern Business Jet Co., Limited	PRC 27 September 2008	RMB50	100%	–	Provision of airlines consultation services

104
China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

1. Corporate and Group Information (continued)

Information about subsidiaries (continued)

Name	Place and date of incorporation/ registration and business	Issued ordinary/ registered share capital million	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
China Eastern Airlines Yunnan Co., Limited ("CEA Yunnan")	PRC 2 August 2011	RMB3,662	90.36%	–	Provision of airline services
Eastern Air Overseas (Hong Kong) Co., Limited ("Eastern Air Overseas")	Hong Kong 10 June 2011	HKD280	100%	–	Provision of import and export, investment, leasing and consultation services
China United Airlines Co., Limited ("China United Airlines")	PRC 21 September 1984	RMB1,320	100%	–	Provision of airline services
Eastern Airlines Hotel Co., Limited	PRC 18 March 1998	RMB70	100%	–	Provision of hotel services primarily to crew
Shanghai Airlines Tours International (Group) Co., Limited ("Shanghai Airlines Tours")	PRC 29 August 1992	RMB50	100%	–	Tour operations, travel and air ticketing agency and transportation
China Eastern Airlines Application Development Center Co., Limited ("Application Development Center")	PRC 21 November 2011	RMB498	100%	–	Provision of research and development of technology and products in the field of aviation
China Eastern Airlines E-Commerce Co., Limited ("Eastern E-Commerce")	PRC 1 December 2014	RMB50	100%	–	E-commerce platform and ticket agent

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All of the subsidiaries of the Company listed above are limited liability companies.

2.1 Basis of Preparation

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest million except when otherwise indicated.

105 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.1 Basis of Preparation (continued) Basis of consolidation The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2016. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee). When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: (a) the contractual arrangement with the other vote holders of the investee; (b) rights arising from other contractual arrangements; and (c) the Group’s voting rights and potential voting rights. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Profit or loss and each component of other comprehensive income are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Going concern As at 31 December 2016, the Group’s current liabilities exceeded its current assets by approximately RMB52.19 billion. In preparing the financial statements, the Board conducts a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows: • The Group’s expected net cash inflows from operating activities in 2017; • Unutilised banking facilities of approximately RMB46.38 billion as at 31 December 2016; and • Other available sources of financing from banks and other financial institutions given the Group’s credit history. The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

106 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.2 Changes in Accounting Policies and Disclosures The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements. Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations IFRS 14 Regulatory Deferral Accounts Amendments to IAS 1 Disclosure Initiative Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants Amendments to IAS 27 Equity Method in Separate Financial Statements Annual Improvements 2012–2014 Cycle Amendments to a number of IFRSs Except for the amendments to IFRS 10, IFRS 12 and IAS 28, amendments to IFRS 11, IFRS 14, amendments to IAS 16 and IAS 41, amendments to IAS 27 and certain amendments included in Annual Improvements 2012–2014 Cycle, which are not relevant to the preparation of the Group’s financial statements, the nature and the impact of the amendments are described below: (a) Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements. The amendments clarify: (i) the materiality requirements in IAS 1; (ii) that specific line items in the statement of profit or loss and the statement of financial position may be disaggregated; (iii) that entities have flexibility as to the order in which they present the notes to financial statements; and (iv) that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss. Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss. The amendments have had no significant impact on the Group’s financial statements. (b) Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are applied prospectively. The amendments have had no impact on the financial position or performance of the Group as the Group has not used a revenue-based method for the calculation of depreciation of its non-current assets. (c) Annual Improvements to IFRSs 2012–2014 Cycle sets out amendments to a number of IFRSs. Details of the amendments are as follows: • IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Clarifies that changes to a plan of sale or a plan of distribution to owners should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. Accordingly, there is no change in the application of the requirements in IFRS 5. The amendments also clarify that changing the disposal method does not change the date of classification of the non-current assets or disposal group held for sale. The amendments are applied prospectively. The amendments have had no significant impact on the Group’s financial statements.

107 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.3 Issued But Not Yet Effective International Financial Reporting Standards The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements. IFRS 9 Financial Instruments1 IFRS 15 Revenue from Contracts with Customers1 IFRS 16 Leases2 IFRIC 22 Foreign Currency Transactions and Advance Consideration1 Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions1 Amendments to IFRS 15 Clarifications to IFRS 15 Revenue from Contracts with Customers1 Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture3 Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses4 Amendments to IAS 7 Disclosure Initiative4 Amendments to IAS 40 Transfers to Investment Property1 Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts5 Amendments to IFRSs Annual Improvements to IFRS Standards 2014–2016 Cycle6 1 Effective for annual periods beginning on or after 1 January 2018 2 Effective for annual periods beginning on or after 1 January 2019 3 No mandatory effective date yet determined but available for adoption 4 Effective for annual periods beginning on or after 1 January 2017 5 An entity choosing to apply the overlay approach retrospectively to qualifying financial assets does so when it first applies IFRS 9. An entity choosing to apply the deferral approach does so for annual periods beginning on or after 1 January 2018. 6 Effective for annual periods beginning on or after 1 January 2017 or 1 January 2018, as appropriate Further information about those IFRSs that are expected to be applicable to the Group is as follows: In July 2014, the International Accounting Standards Board (“IASB”) issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from 1 January 2018. The Group is currently assessing the impact of the standard upon adoption and expects that the adoption of IFRS 9 will have an impact on the classification and measurement of the Group’s financial assets. IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs and entities may use a full retrospective approach or modified retrospective approach upon adoption. The Group expects to adopt IFRS 15 on 1 January 2018 and plans to adopt the modified retrospective approach. Under the new standard, the adoption may have an impact on the allocation method to account for frequent flyer programmes, which would impact the balance of the frequent flyer liability. The Group is currently evaluating other possible impacts from the new standard on the Group’s financial statements. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. For lessee accounting, the standard introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. For lessor accounting, the standard substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. The Group expects to adopt IFRS 16 on 1 January 2019. Management is still assessing the impact on the financial performance and position of the Group resulting from the adoption of IFRS 16 for the annual period beginning on 1 January 2019. Based on the Group’s undiscounted operating lease commitment of RMB23,889 million as set out in Note 46 to the financial statements, the adoption is expected to have an impact on the financial position and financial performance of the Group and the detailed assessment is still in progress.

108 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.3 Issued But Not Yet Effective International Financial Reporting Standards (continued) Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealised losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group expects to adopt the amendments from 1 January 2017. Based on the preliminary analysis, the Group anticipates that the adoption of IAS 12 in the future is unlikely to have significant impact on the Group’s financial statements. 2.4 Summary of Significant Accounting Policies Investments in associates and joint ventures An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures. If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss. When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Segmental reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions. Foreign currencies (i) Functional currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in “RMB”, which is the Company’s functional currency.

109 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Foreign currencies (continued) (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within “finance income” or “finance costs”. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognised in other comprehensive income or profit or loss is also recognised in other comprehensive income or profit or loss, respectively). Revenue recognition and sales in advance of carriage Revenue comprises the fair value of the consideration received or receivable for the provision of services and the sale of goods in the ordinary course of the Group’s activities. Revenue is stated net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following basis: (i) Traffic revenues Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage (“SIAC”). (ii) Ground service income and tour operation revenues Revenues from the provision of ground services, tour, travel services and other travel related services are recognised when the services are rendered. (iii) Cargo handling income Revenues from the provision of cargo handling services are recognised when the services are rendered. (iv) Commission income Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in profit or loss upon ticket sales. (v) Other revenue Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognised when the services are rendered. (vi) Frequent flyer programmes The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers’ revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. (vii) Interest income Interest income is recognised on a time-proportion basis using the effective interest rate method.

110 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Revenue recognition and sales in advance of carriage (continued) The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate are expensed. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments. Maintenance and overhaul costs In respect of aircraft and engines under operating leases, the Group has obligations to fulfil certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight-line basis over the term of the leases. In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs that meet specific recognition criteria are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. All other repairs and maintenance costs are charged to profit or loss as and when incurred. Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Income tax Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity. Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates. Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except: • when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

111 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Income tax (continued) Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except: • when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Intangible assets (i) Goodwill Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash- generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period. (ii) Computer software costs Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expenses when incurred. (iii) Others Others relate to the capitalised costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights’ taking off/landing) in Guangzhou Baiyun International Airport Co., Limited and Shanghai Pudong International Airport, respectively. These costs are amortised using the straight-line method over their useful lives of 3 years.

112 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Deferred pilot recruitment costs Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing a certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group. Related parties A party is considered to be related to the Group if: (a) the party is a person or a close member of that person’s family and that person (i) has control or joint control over the Group; (ii) has significant influence over the Group; (iii) is a member of the key management personnel of the Group or of a parent of the Group; or (b) the party is an entity where any of the following conditions applies: (i) the entity and the Group are members of the same group; (ii) one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity); (iii) the entity and the Group are joint ventures of the same third party; (iv) one entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan; (vi) the entity is controlled or jointly controlled by a person identified in (a); (vii) a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and (viii) the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

113 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Property, plant and equipment Property, plant and equipment are recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the working condition and location for their intended use. Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end. When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profit or loss. Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows: Owned and finance leased aircraft and engines 15 to 20 years Other flight equipment, including rotables 10 years Buildings 8 to 45 years Other property, plant and equipment 3 to 20 years Gains and losses on disposals are determined by comparing the proceeds with the assets’ carrying amounts and are recognised in profit or loss. Construction in progress represents buildings under construction and equipment pending for installation. This includes the costs of construction or acquisition and capitalised borrowing cost. No depreciation is provided on construction in progress until the asset is completed and ready for use. Investment properties Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties. Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives are as follows: Buildings 30 to 35 years The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal.

114 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Impairment of non-financial assets Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, construction contract assets, financial assets, investment properties and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset. An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. Non-current assets and disposal groups held for sale Non-current assets and disposal groups are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised. Lease prepayments Lease prepayments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. Advanced payments on acquisition of aircraft Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft. Flight equipment spare parts Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

115 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Investments and other financial assets Initial recognition and measurement Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. When financial assets are recognised initially, they are measured at fair value plus transaction costs that are attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss. All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace. Subsequent measurement The subsequent measurement of financial assets depends on their classification as follows: Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with positive net changes in fair value presented as other income and gains and negative net changes in fair value presented as finance costs in profit or loss. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for “Revenue recognition and sales in advance of carriage” above. Financial assets designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied. Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated as at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category. Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in other operating income and gains in profit or loss. The loss arising from impairment is recognised in profit or loss in finance costs for loans and in impairment charges for receivables.

116 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Investments and other financial assets (continued) Subsequent measurement (continued) Available-for-sale financial investments Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions. After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the other reserves until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss in other operating income, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the other reserves to profit or loss in other gains or losses. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as finance income and dividend income, respectively and are recognised in profit or loss as other operating income in accordance with the policies set out for “Revenue recognition and sales in advance of carriage” above. When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses. The Group evaluates whether the ability and intention to sell its available-for-sale financial assets in the near term are still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity. For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortised cost and any previous gain or loss on that asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortised cost and the maturity amount is also amortised over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to profit or loss. Derecognition of financial assets A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when: • the rights to receive cash flows from the asset have expired; or • the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

117 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Impairment of financial assets The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Financial assets carried at amortised cost For financial assets carried at amortised cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment. The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognised in profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to impairment charges in profit or loss. Available-for-sale financial investments For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired. If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is removed from other comprehensive income and recognised in profit or loss. In the case of equity investments classified as available for sale, objective evidence would include a significant or prolonged decline in the fair value of an investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in profit or loss – is removed from other comprehensive income and recognised in profit or loss. Impairment losses on equity instruments classified as available for sale are not reversed through profit or loss. Increases in their fair value after impairment are recognised directly in other comprehensive income. The determination of what is “significant” or “prolonged” requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

118 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Financial liabilities Initial recognition and measurement Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Group’s financial liabilities primarily include trade and other payables, derivative financial instruments and borrowings. Subsequent measurement The subsequent measurement of financial liabilities depends on their classification as follows: Financial liabilities at fair value through profit or loss Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities. Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the date of initial recognition and only if the criteria in IAS 39 are satisfied. Loans and borrowings After initial recognition, borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss. Derecognition of financial liabilities A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss. Cash and cash equivalents For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management. For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use.

119 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Provisions Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; provided that the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense. For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision. Leases (i) As lessee Finance leases Leases where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in the current portion of obligation under finance leases and obligations under finance leases, respectively. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values. For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the lease terms. Operating leases Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below the market value, then the profit or loss is deferred and amortised over the period for which the asset is expected to be used.

120 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Leases (continued) (ii) As lessor Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term. Retirement benefits (i) Defined contribution plans The Group participates in schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred. The Group also implemented an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees’ total salaries and are charged to profit or loss as incurred. (ii) Defined benefit plan The Group provides eligible retirees with certain post-retirement benefits including retirement subsidies, transportation allowance as well as other welfare. The defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method. Remeasurements arising from the post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognised in profit or loss at the earlier of: • the date of the plan amendment or curtailment; and • the date that the Group recognises restructuring-related costs Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under “Wages, salaries and benefits” and “Finance costs” in profit or loss: • service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements • net interest expense Derivative financial instruments and hedge accounting Initial recognition and subsequent measurement The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

121 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Derivative financial instruments and hedge accounting (continued) Initial recognition and subsequent measurement (continued) For the purpose of hedge accounting, hedges are classified as: • fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment; or • cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised firm commitment; or • hedges of a net investment in a foreign operation. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the hedging instrument’s effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Hedges which meet the strict criteria for hedge accounting are accounted for as follows: Fair value hedges The change in the fair value of a hedging derivative is recognised in profit or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognised in profit or loss. For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately in profit or loss. When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in profit or loss. The changes in the fair value of the hedging instrument are also recognised in profit or loss. Cash flow hedges The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the hedging reserve, while any ineffective portion is recognised immediately in profit or loss. Amounts recognised in other comprehensive income are transferred to profit or loss when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognised or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognised in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or non-financial liability. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, the amounts previously recognised in other comprehensive income remain in other comprehensive income until the forecast transaction occurs or the foreign currency firm commitment is met. Current versus non-current classification The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

122 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 2.4 Summary of Significant Accounting Policies (continued) Dividend distribution Dividend distribution to the Company’s shareholders is recognised as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Fair value measurement The Group measures its derivative financial instruments and listed equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Business combinations Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree. If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

123

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

3. Financial Risk Management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.

Risk management is carried out by a central treasury department (the "Group Treasury") under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group's operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board.

Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily USD. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB.

The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

In addition, fluctuations in foreign currency exchange rates will affect the Group's future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain foreign exchange forward contracts to manage part of these foreign currency risks. As at 31 December 2016, the foreign exchange forward contracts at notional value were RMB3,052 million. Details of foreign currency forward contracts are disclosed in Note 39 to the financial statements.

The following tables detail the Group's exposure to major currency risk at the reporting dates:

	2016			
	USD RMB million	**EUR RMB million**	**JPY RMB million**	**KRW RMB million**
Trade and other receivables	1,575	99	10	152
Cash and cash equivalents	702	39	15	–
Deposits relating to aircraft under operating leases	140	–	–	–
Other non-current assets	267	–	–	–
Trade and other payables	(123)	–	(2)	(1)
Obligations under finance leases	(44,913)	–	(326)	–
Borrowings	(7,953)	(4,215)	–	(1,008)

124
China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

3. Financial Risk Management (continued)

(a) Financial risk factors (continued)

Foreign currency risk (continued)

	2015			
	USD RMB million	EUR RMB million	JPY RMB million	KRW RMB million
Trade and other receivables	1,684	92	16	112
Cash and cash equivalents	7,755	56	36	–
Deposits relating to aircraft under operating leases	145	–	–	–
Other non-current assets	322	–	–	–
Trade and other payables	(124)	–	(3)	–
Obligations under finance leases	(50,342)	–	(344)	–
Borrowings	(36,943)	–	–	–

The following tables indicate the approximate change in the Group's consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting dates:

	2016		2015	
	Effect on profit or loss RMB million	**Effect on other comprehensive income RMB million**	Effect on profit or loss RMB million	Effect on other comprehensive income RMB million
If RMB(weakens)/strengthens against the US dollars	**(377)/377**	**23/(23)**	(581)/581	–
If RMB(weakens)/strengthens against the Euro	**(31)/31**	**–**	1/(1)	–
If RMB(weakens)/strengthens against the Japanese Yen	**(2)/2**	**–**	(2)/2	–
If RMB(weakens)/strengthens against KRW	**(6)/6**	**–**	–	–

Interest rate risk

The Group's interest rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group's finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 34 and 39(a) to the financial statements.

125 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 3. Financial Risk Management (continued) (a) Financial risk factors (continued) Interest rate risk (continued) The following tables detail the interest rate profiles of the Group’s interest-bearing financial instruments at the reporting dates: 2016 RMB million 2015 RMB million Floating rate instruments 1,695 9,080 Cash and cash equivalents Restricted bank deposits and short-term bank deposits 43 35 Borrowings (15,419) (34,823) Obligations under finance leases (61,041) (52,399) Interest rate swap at notional amount 11,352 9,474 Cross currency swap at notional amount – 244 2016 2015 RMB million RMB million Fixed rate instruments Borrowings Interest rate swap at notional amount (41,313) – (31,889) 48 The following table indicates the approximate change in the Group’s profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant: 2016 2015 Effect on other Effect on other Effect on comprehensive Effect on comprehensive profit or loss income profit or loss income RMB million RMB million RMB million RMB million Floating rate instruments (140) 21 (148) 18 Fuel price risk The Group’s results of operations may be significantly affected by fluctuations in fuel prices which is a major expense component for the Group. Aircraft fuel accounted for approximately 21% of the Group’s operating expenses (2015: 23%). As at 31 December 2016, the Group had no open crude oil option contracts. For the year ended 31 December 2016, if fuel price had been 5% higher/lower with all other variables held constant, the Group’s fuel cost would have been RMB981 million higher/lower (2015: RMB1,016 million higher/lower).

126 China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

3. Financial Risk Management (continued)

(a) Financial risk factors (continued)

Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group's air tickets is sold by sales agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB922 million as at 31 December 2016 (2015: approximately RMB752 million). The credit risk exposure to BSP agents and the remaining trade and notes receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management's expectations.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other reputable banks and finance institutions. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 47(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions.

Liquidity risk

The Group's primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The table below analyses the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year RMB million	**1 and 2 years RMB million**	**2 and 5 years RMB million**	**Over 5 years RMB million**	**Total RMB million**
At 31 December 2016					
Borrowings	**30,262**	**5,670**	**14,961**	**10,813**	**61,706**
Derivative financial instruments	**11**	**33**	**8**	**6**	**58**
Obligations under finance leases	**8,123**	**7,526**	**21,905**	**33,277**	**70,831**
Trade, bills and other payables	**16,318**	**–**	**–**	**–**	**16,318**
Total	**54,714**	**13,229**	**36,874**	**44,096**	**148,913**

	Less than 1 year RMB million	1 and 2 years RMB million	2 and 5 years RMB million	Over 5 years RMB million	Total RMB million
At 31 December 2015					
Borrowings	39,794	11,067	9,477	10,873	71,211
Derivative financial instruments	4	–	58	39	101
Obligations under finance leases	7,377	7,101	19,183	25,167	58,828
Trade, bills and other payables	15,433	–	–	–	15,433
Total	62,608	18,168	28,718	36,079	145,573

127 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 3. Financial Risk Management (continued) (b) Capital risk management The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value. The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2016 and 31 December 2015. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios at 31 December 2016 and 2015 were as follows: 2016 RMB million 2015 RMB million Total liabilities 159,958 158,061 Total assets 212,324 197,992 Debt ratio 0.75 0.80 (c) Fair value estimation of financial assets and liabilities Financial instruments not measured at fair value The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows: 2016 Carrying amounts RMB million Fair values RMB million 2015 Carrying amounts RMB million Fair values RMB million Financial assets Deposits relating to aircraft held under operating leases included in other non-current assets 285 258 338 316 Financial liabilities 27,890 28,075 28,498 28,088 Long-term borrowings Obligations under finance leases 54,594 50,408 46,290 43,626 Total 82,484 78,483 74,788 71,714

128 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 3. Financial Risk Management (continued) (c) Fair value estimation of financial assets and liabilities (continued) Financial instruments not measured at fair value (continued) Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short term maturities of these instruments. The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long-term borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. Financial instruments measured at fair value The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 31 December 2016, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

129 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 3. Financial Risk Management (continued) (c) Fair value estimation of financial assets and liabilities (continued) Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments: Assets and liabilities measured at fair value: As at 31 December 2016 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Derivative financial instruments – Forward foreign exchange contracts (Note 39(b)) – 11 – 11 – Interest rate swaps (Note 39(a)) – 137 – 137 Available-for-sale financial assets 538 – – 538 Total 538 148 – 686 Liabilities Derivative financial instruments – Forward foreign exchange contracts (Note 39(b)) – 11 – 11 – Interest rate swaps (Note 39(a)) – 47 – 47 Total – 58 – 58 As at 31 December 2015 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Derivative financial instruments – Forward foreign exchange contracts (Note 39(b)) – 16 – 16 – Interest rate swaps (Note 39(a)) – 22 – 22 – Cross currency swaps (Note 39(c)) – 7 – 7 Available-for-sale financial assets 317 – – 317 Total 317 45 – 362 Liabilities Derivative financial instruments – Interest rate swaps (Note 39(a)) – 101 – 101

130 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 3. Financial Risk Management (continued) (c) Fair value estimation of financial assets and liabilities (continued) Fair value hierarchy (continued) Assets and liabilities measured at fair value: (continued) The fair value of financial instruments traded in active markets was based on quoted market prices at the reporting dates. Available-for-sale investments are listed A share and listed H share stock investments. The fair values of derivative financial instruments are determined by using valuation techniques. These valuation techniques use applicable models and maximise the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference. Assets and liabilities for which fair values are disclosed: As at 31 December 2016 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Deposits relating to aircraft held under operating leases included in other longterm assets – 258 – 258 Liabilities Long-term borrowings – 28,075 – 28,075 Obligations under finance leases – 50,408 – 50,408 Total – 78,483 – 78,483 As at 31 December 2015 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Assets Deposits relating to aircraft held under operating leases included in other long term assets – 316 – 316 Liabilities Long-term borrowings – 28,088 – 28,088 Obligations under finance leases – 43,626 – 43,626 Total – 71,714 – 71,714

131 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 4. Critical Accounting Estimates and Judgements Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. (a) Revenue recognition The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2.4 to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition. (b) Frequent flyer programmes The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers’ revenue attributable to the award credits of frequent flyer benefits is deferred and recognised when the award credits have been redeemed or have expired. The deferment of revenue is calculated based on the estimated fair values of the unredeemed award credits and expected redemption rate. The fair values of the unredeemed award credits is estimated based on the yearly average flight ticket prices and the expected redemption rate is estimated by reference to the historical trends of redemptions. Different judgements or estimates could significantly affect the estimated deferred revenue for frequent flyer programmes and the results of operations. (c) Provision for return condition checks for aircraft and engines under operating leases Provision for the estimated costs of return condition checks for aircraft and engines under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgements or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgements or estimates could significantly affect the estimated provision for costs of return condition checks. (d) Retirement benefits The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee’s service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.4 to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc.. The discount rate is based on management’s review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. Additional information regarding the retirement benefit plan is disclosed in Note 37 to the financial statements.

132 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 4. Critical Accounting Estimates and Judgements (continued) (e) Deferred income tax In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2.4 to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group’s estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group’s ability to utilise the tax benefits of deductible tax losses carried forward in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made. (f) Provision for flight equipment spare parts Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Company’s future operation plan for the aircraft and related spare parts. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts. (g) Depreciation of property, plant and equipment Depreciation of components related to airframe and engine overhaul costs are based on the Group’s historical experience with similar airframe and engine models and taking into account anticipated overhaul costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgements or estimates could significantly affect the estimated depreciation charge and the results of operations. Except for components related to engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. (h) Estimated impairment of property, plant and equipment and intangible assets The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2.4 to the financial statements. The recoverable amount of the cash-generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometres yield level, load factor, aircraft utilisation rate and discount rates. (i) Impairment of goodwill The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating unit to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

133 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 5. Revenues The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services. 2016 RMB million 2015 RMB million Traffic revenues 89,554 85,076 – Passenger 83,577 78,585 – Cargo and mail 5,977 6,491 Tour operations income 3,113 3,491 Ground service income 2,850 2,546 Cargo handling and processing income 794 750 Commission income 92 78 Others 2,501 2,028 98,904 93,969 6. Other Operating Income and Gains 2016 RMB million 2015 RMB million Subsidy income (Note (a)) 4,531 4,131 Gain on disposal of property, plant and equipment 158 399 Gain on disposal of lease prepayments 3 1 Gain on disposal of available-for-sale investments (Note 24) 95 33 Dividend income from available-for-sale investments 28 13 Gain on disposal of an associate 12 – Compensation from ticket sales agents 228 248 Gain on disposal of investments in a subsidiary – 41 Others (Note (b)) 414 403 5,469 5,269 Notes: (a) Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located. There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the years ended 31 December 2016 and 2015. (b) Others mainly represent compensation from transfer of the pilots.

134 China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

7. Segment Information

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) below.

The segment results for the year ended 31 December 2016 were as follows:

	Airline transportation RMB million	Other operations segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Reportable segment revenue from external customers	94,338	4,222	–	–	98,560
Inter-segment sales	–	782	(782)	–	–
Reportable segment revenue	94,338	5,004	(782)	–	98,560
Reportable segment profit before income tax	5,788	397	–	322	6,507
Other segment information					
Depreciation and amortisation	12,378	160	–	–	12,538
Impairment charges	22	7	–	–	29
Interest income	100	100	(104)	–	96
Interest expenses	2,553	280	(104)	–	2,729
Capital expenditure	34,631	776	–	–	35,407

135 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 7. Segment Information (continued) (a) CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued) The segment results for the year ended 31 December 2015 were as follows: Airline transportation Other operations segments Eliminations Unallocated* Total RMB million RMB million RMB million RMB million RMB million Reportable segment revenue from external customers 89,013 4,831 – – 93,844 Inter-segment sales 555 468 (1,023) – – Reportable segment revenue 89,568 5,299 (1,023) – 93,844 Reportable segment profit before income tax 5,327 238 – 106 5,671 Other segment information Depreciation and amortisation 10,727 128 – – 10,855 Impairment charges 93 1 – 134 228 Interest income 69 13 (16) – 66 Interest expenses 1,935 270 (16) – 2,189 Capital expenditure 37,706 591 – – 38,297 The segment assets and liabilities as at 31 December 2016 and 31 December 2015 were as follows: Airline transportation Other operations segments Eliminations Unallocated* Total RMB million RMB million RMB million RMB million RMB million At 31 December 2016 Reportable segment assets 205,024 11,218 (8,896) 2,705 210,051 Reportable segment liabilities 159,437 9,373 (8,896) 41 159,955 At 31 December 2015 Reportable segment assets 189,408 12,045 (8,282) 2,538 195,709 Reportable segment liabilities 156,041 10,260 (8,282) 39 158,058 * Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments and impairment charge on available-for-sale investments.

136 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 7. Segment Information (continued) (b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenues by geographical area are analysed based on the following criteria: 1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations. 2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed. 2016 RMB million 2015 RMB million Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 63,730 61,222 Regional (Hong Kong, Macau and Taiwan) 3,516 3,569 International 31,658 29,178 Total 98,904 93,969 The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC. (c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: 2016 2015 Note RMB million RMB million Revenue Reportable segment revenue 98,560 93,844 – Reclassification of business tax and expired sales in advance of carriage (i) 344 125 Consolidated revenue 98,904 93,969

137 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 7. Segment Information (continued) (c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued) 2016 2015 Note RMB million RMB million Profit before income tax Reportable segment profit 6,507 5,671 – Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) (10) (4) Consolidated profit before income tax 6,497 5,667 2016 2015 Note RMB million RMB million Assets Reportable segment assets 210,051 195,709 – Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) 31 41 – Difference in intangible asset arising from the acquisition of Shanghai Airlines (iii) 2,242 2,242 Consolidated assets 212,324 197,992 2016 2015 RMB million RMB million Liabilities Reportable segment liabilities 159,955 158,058 – Others 3 3 Consolidated liabilities 159,958 158,061

138 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 7. Segment Information (continued) (c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued) Notes: (i) The difference represents the different classification of business tax and expired sales in advance of carriage under the PRC Accounting Standards and IFRSs. (ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards. (iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill. 8. Gain on Fair Value Changes of Derivative Financial Instruments 2016 2015 RMB million RMB million Interest rate swap contracts (Note 39(a)) 2 6 9. Wages, Salaries and Benefits 2016 RMB million 2015 RMB million Wages, salaries, bonus and allowances 14,431 12,917 Employee welfare and benefits 235 436 Pension and medical insurance (Note 37(a) & (b)) 2,375 2,042 Staff housing fund (Note (a)) 868 817 Staff housing allowances (Note (b)) 236 247 18,145 16,459 Notes: (a) Staff housing fund In accordance with the relevant PRC housing regulations, the Group is required to contribute to the state-sponsored housing fund for its employees. At the same time, the employees are required to contribute an amount equal to the Group’s contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits. (b) Staff housing allowances The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee’s resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid.

139

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

9. Wages, Salaries and Benefits (continued)

Notes (continued):

(c) Emoluments of directors and supervisors

Directors' remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, together with the remuneration of supervisors, is as follows:

2016

	Salaries and allowances RMB'000	Bonus RMB'000	Total RMB'000
Executive Directors			
Liu Shaoyong*	–	–	–
Ma Xulun*	–	–	–
Xu Zhao*	–	–	–
Gu Jiadan*	–	–	–
Li Yangmin*	–	–	–
Tang Bing*	–	–	–
Tian Liuwen*	–	–	–
Independent non-executive Directors			
Li Ruoshan	160	–	160
Ji Weidong****	–	–	–
Shao Ruiqing	160	–	160
Ma Weihua	160	–	160
Cai Hongping*****	100	–	100
Supervisors			
Yu Faming*&******	–	–	–
Xi Sheng*	–	–	–
Xu Haihua*******	288	–	288
Feng Jinxiong	535	–	535
Ba Shengji*	–	–	–
Hu Jidong*****	426	–	426
Jia Shaojun*&*****	–	–	–
Total	1,829	–	1,829

140 China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

9. Wages, Salaries and Benefits (continued)

Notes (continued):

(c) Emoluments of directors and supervisors (continued)

2015

	Salaries and allowances RMB'000	Bonus RMB'000	Total RMB'000
Executive Directors			
Liu Shaoyong*	–	–	–
Ma Xulun	401	–	401
Xu Zhao*	–	–	–
Gu Jiadan*	–	–	–
Li Yangmin	365	–	365
Tang Bing	358	–	358
Tian Liuwen***	419	–	419
Independent non-executive Directors			
Liu Keya**	72	–	72
Ji Weidong****	–	–	–
Shao Ruiqing***	60	–	60
Li Ruoshan	120	–	120
Ma Weihua	120	–	120
Supervisors			
Yu Faming*	–	–	–
Xi Sheng*	–	–	–
Xu Haihua***	298	–	298
Feng Jinxiong	610	–	610
Ba Shengji*	–	–	–
Total	2,823	–	2,823

* These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

** Mr. Liu Keya retired during the year ended 31 December 2015.

*** These directors and supervisors of the Company were newly appointed during the year ended 31 December 2015.

**** Mr. Ji Weidong has filed his retirement during the year ended 31 December 2015 and has fulfilled his responsibility until new director being appointed by the board in June 2016.

***** These directors and supervisors of the Company were newly appointed during the year ended 31 December 2016.

****** Mr. Yu Faming retired during the year ended 31 December 2016.

******* Mr. Xu Haihua retired during the year ended 31 December 2016.

There were no directors and supervisors waived their emoluments during the year (2015: Nil).

141 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 9. Wages, Salaries and Benefits (continued) Notes (continued): (d) Five highest paid individuals None of the Company’s directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2016 (2015: Nil). The emoluments payable to the five highest paid individuals were as follows: 2016 2015 RMB’000 RMB’000 Wages, salaries, bonus and allowances 9,319 8,104 The number of five highest paid individuals whose emoluments fell within the following bands is as follows: Number of individuals 2016 2015 HK$1,500,001 to HK$2,000,000 – 5 HK$2,000,001 to HK$2,500,000 5 – 5 5 10. Impairment Charges 2016 RMB million 2015 RMB million Impairment charge on flight equipment spare parts 10 88 Impairment charge on property, plant and equipment 29 48 Impairment charge on interests in associates – 33 Impairment charge on available-for-sale investments – 100 Reversal of impairment charge of trade and other receivables (10) (41) 29 228

142 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 11. Operating Profit Operating profit is stated after charging the following items: 2016 RMB million 2015 RMB million Amortisation of intangible assets 129 85 Depreciation of property, plant and equipment – owned 6,388 5,350 – leased (finance leases) 5,563 4,972 Depreciation of investment properties 11 4 Amortisation of long-term deferred assets included in other non-current assets 394 388 Amortisation of lease prepayments 63 60 Consumption of flight equipment spare parts 1,198 974 Auditors’ remuneration 18 17 12. Finance Income 2016 2015 RMB million RMB million Interest income 96 66

143 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 13. Finance Costs 2016 RMB million 2015 RMB million Interest on bank borrowings 1,529 1,613 Interest relating to obligations under finance leases 1,349 867 Interest relating to post-retirement benefit obligations 88 114 Interest on bonds and debentures 360 483 Interest relating to interest rate swaps 122 128 Exchange losses, net (Note (b)) 3,448 3,205 3,573 4,987 Less: amounts capitalised into advanced payments on acquisition of aircraft (Note (a)) (749) (1,014) amounts capitalised into construction in progress (Note (a)) – (2) 6,272 7,176 Notes: (a) The average interest rate used for interest capitalisation was 3.25% per annum for the year ended 31 December 2016 (2015: 3.09%). (b) The exchange losses were primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases. 14. Income Tax Expense Income tax charged to profit or loss was as follows: 2016 2015 RMB million RMB million Income tax Deferred taxation (Note 38) 1,396 146 737 (113) 1,542 624 Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2015:16.5%).

144 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 14. Income Tax Expense (continued) The Company and its subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2015: 25%). A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, are as follows: 2016 RMB million 2015 RMB million Profit before income tax 6,497 5,667 Tax calculated at the tax rate of 25% (2015: 25%) 1,624 1,417 Lower tax rates enacted by local authority (102) (156) Share of results of associates and joint ventures (47) (38) Expenses not deductible for tax 117 104 Utilisation of previously unrecognised tax losses (51) (1) Unrecognised tax losses for the year 13 20 Utilisation of/unrecognised deductible temporary differences (4) (722) Research and development costs’ super deduction (8) – Tax charge 1,542 624 Effective tax rate 23.73% 11.01% The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2016 and 2015, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to the aviation business. 15. Earnings Per Share The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB4,498 million (2015: RMB4,537 million) and the weighted average number of shares of 13,811,136,000 (2015: 12,818,509,000) in issue during the year ended 31 December 2016. The Company had no potentially dilutive options or other instruments relating to the ordinary shares in issue during the years ended 31 December 2016 and 2015. 16. Assets Classified as Held for Sale The Group entered into several agreements with third parties to dispose of certain aircraft and related engines. As at 31 December 2015, the aircraft and engines were stated at the lower of carrying amount (RMB594 million) and their fair value less cost to sell (RMB622 million). In 2016, all the aircraft and engines were disposed and there were no aircraft and engines recognised as assets classified as held for sale as at 31 December 2016.

145

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

17. Intangible Assets

	Goodwill (Note(a)) RMB million	Computer software RMB million	Others (Note(b)) RMB million	Total RMB million
Cost				
At 1 January 2015	11,270	574	–	11,844
Additions	–	109	–	109
Disposals	–	(4)	–	(4)
At 31 December 2015	11,270	679	–	11,949
Additions	–	133	98	231
Disposals	–	–	–	–
At 31 December 2016	**11,270**	**812**	**98**	**12,180**
Accumulated amortisation				
At 1 January 2015	–	344	–	344
Charge for the year	–	85	–	85
Disposals	–	(2)	–	(2)
At 31 December 2015	–	427	–	427
Charge for the year	–	97	32	129
Disposals	–	–	–	–
At 31 December 2016	**–**	**524**	**32**	**556**
Net book amount				
At 31 December 2015	11,270	252	–	11,522
At 31 December 2016	**11,270**	**288**	**66**	**11,624**

Notes:

(a) The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group's airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit ("CGU") that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate applied to the cash flow projections is 13% (2015: 13%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2015: 3%), which does not exceed the long-term average growth rate for the business in which the CGU operates. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

(b) The balance represents the costs incurred to acquire the use right of certain flight schedules (i.e. timeslots for flights' taking off/landing).

146 China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

18. Property, Plant and Equipment

	Aircraft, engines and flight equipment					
	Owned RMB million	Held under finance leases RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
Cost						
At 1 January 2016	80,402	89,146	7,993	7,486	1,771	186,798
Transfer from construction in progress	–	–	474	328	(802)	–
Transfer from advanced payments on acquisition of aircraft (Note 21)	12,236	4,354	–	–	–	16,590
Additions	9,411	4,485	5	651	1,477	16,029
Transfer from owned aircraft, engines and flight equipment	(7,398)	7,398	–	–	–	–
Transfer from aircraft, engines and flight equipment held under finance leases	7,245	(7,245)	–	–	–	–
Transfer to investment properties (Note 19)	–	–	(58)	–	–	(58)
Transfer to other non-current assets	–	–	–	–	(48)	(48)
Disposals	(2,243)	(1,074)	(90)	(264)	–	(3,671)
At 31 December 2016	99,653	97,064	8,324	8,201	2,398	215,640
Accumulated depreciation						
At 1 January 2016	28,195	17,921	2,266	4,697	–	53,079
Charge for the year	5,561	5,563	273	554	–	11,951
Transfer from owned aircraft, engines and flight equipment	(352)	352	–	–	–	–
Transfer from aircraft, engines and flight equipment held under finance leases	3,038	(3,038)	–	–	–	–
Transfer to investment properties (Note 19)	–	–	(20)	–	–	(20)
Disposals	(1,858)	(1,016)	(69)	(52)	–	(2,995)
At 31 December 2016	34,584	19,782	2,450	5,199	–	62,015
Impairment						
At 1 January 2016	362	108	–	7	–	477
Charge for the year	29	–	–	–	–	29
Disposals	(61)	–	–	–	–	(61)
At 31 December 2016	330	108	–	7	–	445
Net book amount						
At 31 December 2016	64,739	77,174	5,874	2,995	2,398	153,180
At 1 January 2016	51,845	71,117	5,727	2,782	1,771	133,242

147

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

18. Property, Plant and Equipment (continued)

During the year, the Group recognised an impairment loss of approximately RMB29 million relating to aircraft, engines and flight equipment (2015: RMB48 million). The recoverable amounts of these impaired aircraft, engines and flight equipment are determined at the higher of their fair value less costs to sell and value in use.

As at 31 December 2016, certain aircraft and buildings owned by the Group with an aggregate net carrying amount of approximately RMB17,559 million (2015: approximately RMB29,147 million) were pledged as collateral under certain borrowing arrangements (Note 34).

As at 31 December 2016, the ownership certificates of buildings with a net carrying amount of RMB1,455 million (31 December 2015: RMB1,514 million) have not been obtained. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

	Aircraft, engines and flight equipment					
	Owned RMB million	Held under finance leases RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
Cost						
At 1 January 2015	71,456	67,571	8,236	7,001	2,116	156,380
Transfer from construction in progress	–	–	112	269	(381)	–
Transfer from advanced payments on acquisition of aircraft (Note 21)	9,615	15,224	–	–	–	24,839
Additions	3,770	6,752	57	413	929	11,921
Transfer to assets classified as held for sale	(783)	–	–	–	–	(783)
Transfer to investment properties (Note 19)	–	–	(344)	–	–	(344)
Transfer to other non-current assets	–	–	–	–	(881)	(881)
Disposals	(3,656)	(401)	(68)	(197)	(12)	(4,334)
At 31 December 2015	80,402	89,146	7,993	7,486	1,771	186,798
Accumulated depreciation						
At 1 January 2015	26,804	13,253	2,013	4,430	–	46,500
Charge for the year	4,565	5,061	325	371	–	10,322
Transfer to assets classified as held for sale	(292)	–	–	–	–	(292)
Transfer to investment properties (Note 19)	–	–	(46)	–	–	(46)
Disposals	(2,882)	(393)	(26)	(104)	–	(3,405)
At 31 December 2015	28,195	17,921	2,266	4,697	–	53,079
Impairment						
At 1 January 2015	326	108	–	7	–	441
Charge for the year	48	–	–	–	–	48
Disposals	(12)	–	–	–	–	(12)
At 31 December 2015	362	108	–	7	–	477
Net book amount						
At 31 December 2015	51,845	71,117	5,727	2,782	1,771	133,242
At 1 January 2015	44,326	54,210	6,223	2,564	2,116	109,439

148 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 19. Investment Properties 2016 2015 RMB million RMB million Cost At 1 January 344 – Transfer from property, plant and equipment (Note 18) 58 344 At 31 December 402 344 Accumulated depreciation At 1 January (50) – Transfer from property, plant and equipment (Note 18) (20) (46) Charge for the year (11) (4) At 31 December (81) (50) Net book amount At 31 December 321 294 As at 31 December 2016, the fair value of the investment properties was RMB604 million (2015: RMB497 million) according to a valuation performed by an independent professionally qualified valuer. The investment properties are leased to third parties and related parties under operating leases. Rental income totalling RMB37 million (2015: RMB30 million) was received by the Group during the year in respect of the leases. As at 31 December 2016, the carrying amount of the investment properties for which the ownership certificates of buildings have not been obtained was RMB119 million (2015: RMB120 million). The directors of the Company are of the opinion that the Group legally owns and has the rights to use the aforesaid investment properties, and that there is no material adverse impact on the overall financial position of the Group.

149 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 19. Investment Properties (continued) Fair value hierarchy The following table illustrates the fair value measurement hierarchy of the Group’s investment properties: As at 31 December 2016 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Not measured at fair value but fair value is disclosed: Buildings – – 604 604 As at 31 December 2015 Fair value measurement using Quoted prices in active markets (Level 1) Significant observable inputs (Level 2) Significant unobservable inputs (Level 3) Total RMB million RMB million RMB million RMB million Not measured at fair value but fair value is disclosed: Buildings – – 497 497 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2015: Nil). Below is a summary of the valuation techniques used and the key inputs to the valuation of investment properties: Valuation techniques Significant unobservable inputs Range or weighted average 2016 2015 Buildings – Plant Discounted cash flow method Estimated rental value (per s.q.m. and per month) RMB11 to RMB154 RMB11 to RMB154 Rent growth (p.a.) 2% to 6% 2% to 6% Long term vacancy rate 0% to 5% 0% to 5% Discount rate 4% to 6% 4% to 6% Buildings – Office Market comparison method Selling price (per s.q.m.) RMB19,000 to RMB55,556 RMB14,699 to RMB37,000

150 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 20. Lease Prepayments 2016 2015 RMB million RMB million Carrying amount at 1 January 2,094 2,206 Recognised during the year (30) (112) Carrying amount at 31 December 2,064 2,094 Lease prepayments represent unamortised prepayments for land use rights. 21. Advanced Payments on Acquisition of Aircraft 2016 2015 RMB million RMB million At 1 January 21,207 20,260 Additions 17,991 24,772 Interest capitalised (Note 13) 749 1,014 Transfer to property, plant and equipment (Note 18) (16,590) (24,839) At 31 December 23,357 21,207 22. Investments in Associates 2016 2015 RMB million RMB million Unlisted investments, cost 1,069 1,266 Share of net assets 467 277 1,536 1,543

151

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

22. Investments in Associates (continued)

The movements in investments in associates were as follows:

	2016 RMB million	2015 RMB million
At 1 January	1,543	1,086
Additions	–	413
Share of results of associates	148	126
Share of revaluation on available-for-sale investments held by an associate	(1)	7
Provision for impairment	–	(33)
Dividend declared during the year	(154)	(56)
At 31 December	1,536	1,543

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital 2016 Million	Registered capital 2015 Million	Attributable equity interest 2016	Attributable equity interest 2015	Principal activities
Eastern Air Group Finance Co., Limited ("Eastern Air Finance Company")	PRC 6 December 1995	RMB2,000	RMB2,000	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Limited	PRC 17 November 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Limited ("Shanghai P&W") (Note)	PRC 28 March 2008	USD40	USD40	51%	51%	Provision of aircraft, engine and other related components maintenance services
New Shanghai International Tower Co., Limited	PRC 17 November 1992	RMB167	RMB167	20%	20%	Property development provision and management services
Eastern Aviation Import & Export Co., Limited ("Eastern Import & Export")	PRC 9 June 1993	RMB80	RMB80	45%	45%	Provision of aviation equipment and spare parts purchase
Eastern Aviation Advertising Service Co., Limited ("Eastern Advertising")	PRC 4 March 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Limited ("Collins Aviation")	PRC 27 September 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services

152 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 22. Investments in Associates (continued) Note: In 2008, the Company entered into an agreement with United Technologies International Corporation (“Technologies International”) to establish Shanghai P&W. Shanghai P&W has registered capital of approximately USD40 million in which the Company holds a 51% interest. According to the shareholder’s agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate. The following table illustrates the aggregate financial information of the Group’s associates that were not individually material: 2016 RMB million 2015 RMB million Share of the associates’ profit for the year 148 126 Share of the associates’ other comprehensive income (1) 7 Share of the associates’ total comprehensive income 147 133 Aggregate carrying amount of the Group’s interests in the associates 1,536 1,543 23. Investments in Joint Ventures 2016 2015 RMB million RMB million Unlisted investments, cost 352 352 Share of net assets 172 166 524 518 The movements in investments in joint ventures were as follows: 2016 RMB million 2015 RMB million At 1 January 518 505 Share of results 39 26 Dividend declared during the year (33) (13) At 31 December 524 518

153

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

23. Investments in Joint Ventures (continued)

Particulars of the principal joint ventures, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital 2016 Million	Paid-up capital 2015 Million	Attributable equity interest 2016	Attributable equity interest 2015	Principal activities
Shanghai Technologies Aerospace Co., Limited ("Technologies Aerospace") (Note)	PRC 28 September 2004	**USD73**	USD73	**51%**	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Limited ("Wheels & Brakes")	PRC 28 December 1995	**USD2**	USD2	**40%**	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Limited ("China Kaiya")	PRC 21 May 1999	**RMB10**	RMB10	**41%**	41%	Provision of computer systems development and maintenance services
CAE Melbourne Flight Training Pty Limited ("CAE Melbourne")	Australia 9 March 2007	**AUD11**	AUD11	**50%**	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Limited ("Shanghai Hute")	PRC 9 April 2003	**RMB30**	RMB30	**50%**	50%	Provision of equipment maintenance services

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated 10 March 2003, the Company has agreed to share the control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

The following table illustrates the aggregate financial information of the Group's joint ventures that were not individually material:

	2016 RMB million	2015 RMB million
Share of the joint ventures' profit for the year	**39**	26
Share of the joint ventures' total comprehensive income	**39**	26
Aggregate carrying amount of the Group's interests in the joint ventures	**524**	518

154 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 24. Available-for-sale Investments 2016 2015 RMB million RMB million Listed equity investments, at fair value (Note (a)) 538 317 Unlisted equity investments, at cost (Note (b)) 107 135 645 452 During the year, the gross gain in respect of the Group’s available-for-sale investments recognised in other comprehensive income amounted to RMB100 million (2015: RMB122 million). The above investments consist of investments in equity securities which were designated as available-for-sale investments and have no fixed maturity dates or coupon rates. Notes: (a) In March 2016, Shanghai Pudong Development Bank Co., Limited issued 6,846,637 RMB-denominated ordinary shares (A Shares) by way of non- public issuance to the Company in exchange of the Company’s equity interest in Shanghai International Trust Corp., Limited. The closing price of the shares of the day was 17.84 per share, resulting in an increase in listed equity investments, at fair value of RMB122 million, a decrease in unlisted equity investments, at cost of RMB27 million and a gain on disposal of RMB95 million was recorded. (b) As at 31 December 2016, certain unlisted equity investments were stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair value cannot be measured reliably. The Group does not intend to dispose of them in the near future. 25. Other Non-Current Assets 2016 RMB million 2015 RMB million Deposits relating to aircraft held 285 338 under operating leases Deferred pilot recruitment costs 1,182 1,243 Rebate receivables on aircraft acquisitions 83 974 Rental prepayment 426 450 Prepayment for acquisition of property, plant and equipment 299 156 Other long term assets 694 593 2,969 3,754

155 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 26. Flight Equipment Spare Parts 2016 2015 RMB million RMB million Flight equipment spare parts 2,713 2,597 Less: provision for spare parts (465) (541) 2,248 2,056 Movements in the Group’s provision for impairment of flight equipment spare parts were as follows: 2016 2015 RMB million RMB million At 1 January 541 665 Accrual (Note 10) 10 88 Provision written off in relation to disposal of spare parts (86) (212) At 31 December 465 541 27. Trade and Notes Receivables The credit terms given to trade customers are determined on an individual basis. 2016 2015 RMB million RMB million Trade receivables 2,630 2,867 Notes receivable 30 – At 31 December 2,660 2,867

156 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 27. Trade and Notes Receivables (continued) An aged analysis of the trade and notes receivables as at the end of the reporting period, based on the invoice date was as follows: 2016 RMB million 2015 RMB million Within 90 days 2,324 2,608 91 to 180 days 167 105 181 to 365 days 102 90 Over 365 days 182 280 Provision for impairment of trade and notes receivables 2,775 3,083 (115) (216) 2,660 2,867 Trade and notes receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there was no recent history of default. As at 31 December 2016, trade and notes receivables of RMB267 million (2015: RMB267 million) were past due but not impaired. The Group holds cash deposits of RMB764 million (2015: RMB540 million) from these agents. The ageing analysis of these trade and notes receivables was as follows: 2016 RMB million 2015 RMB million Past due: 167 213 Within 90 days 91 to 180 days 30 28 181 to 365 days 70 26 267 267

157 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 27. Trade and Notes Receivables (continued) Movements in the Group’s provision for impairment of trade and notes receivables were as follows: 2016 RMB million 2015 RMB million At 1 January 216 206 Receivables written off during the year as uncollectible (100) (2) (Reversal of)/impairment of losses recognised (1) 12 At 31 December 115 216 Included in the above provision for impairment of trade and notes receivables is a provision for individually impaired trade receivables of RMB66 million (2015: RMB156 million) with a carrying amount before provision of RMB66 million (2015: RMB156 million). The remaining impaired trade and notes receivables of RMB258 million as at 31 December 2016 relate to customers that were in financial difficulties or were in default in interest and/or principal payments and only a portion of the receivables is expected to be recovered. The net impacts of creation and release of provisions for impaired receivables have been included in “Impairment charges” in profit or loss (Note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash. 28. Prepayments and Other Receivables 2016 2015 RMB million RMB million Value added tax recoverable 1,746 2,226 Prepaid corporate income tax 283 413 Advance to suppliers 2,327 379 Prepaid aircraft operating lease rentals 382 346 Dividend receivable – 22 Rebate receivables on aircraft acquisitions 1,489 1,610 Rental deposits 233 278 Amounts due from related parties (Note 47(c)(i)) 616 139 Deposits relating to aircraft held under operating leases 140 145 Others 2,215 3,127 Subtotal 9,431 8,685 Provision for impairment of other receivables (200) (239) 9,231 8,446

158 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 29. Restricted Bank Deposits and Short-Term Bank Deposits 2016 2015 RMB million RMB million Bank deposits with original maturity over a year 3 2 Restricted bank deposits 40 33 43 35 30. Cash and Cash Equivalents 2016 2015 RMB million RMB million Cash 3 5 Bank balances 1,692 9,075 1,695 9,080 At the end of the reporting period, the cash and cash equivalents balances of the Group denominated in RMB amounted to RMB814 million (2015: RMB1,013 million).The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business. Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks and financial institutions with no recent history of default.

159 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 31. Trade and Bills Payables An aged analysis of the trade and bills payables as at the end of the reporting period was as follows: 2016 RMB million 2015 RMB million Within 90 days 2,994 2,060 91 to 180 days 57 348 181 to 365 days 83 461 1 to 2 years 77 414 Over 2 years 165 429 3,376 3,712 As at 31 December 2016, trade and bills payable balances included amounts due to related parties of RMB214 million (2015: RMB897 million) (Note 47(c)(ii)). As at 31 December 2016, bills payable amounted to RMB1,120 million (2015: 800 million). 32. Other Payables and Accruals 2016 RMB million 2015 RMB million Salaries, wages and benefits 3,662 3,602 Take-off and landing charges 2,323 2,302 Fuel cost 1,774 878 Expenses related to aircraft overhaul conducted 1,253 1,703 Advance from customers 966 1,059 Duties and levies payable 1,507 2,077 Other accrued operating expenses 1,561 2,255 Deposits received from ticket sales agents 764 841 Current portion of other long-term liabilities (Note 36) 635 515 Staff housing allowance 363 420 Amounts due to related parties (Note 47(c)(ii)) 2,166 1,305 Current portion of post-retirement benefit obligations (Note 37(c)) 173 181 Others 3,103 1,919 20,250 19,057

160 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 33. Obligations Under Finance Leases As at 31 December 2016, the Group had 226 aircraft (2015: 213 aircraft) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors’ defined cost of the aircraft. The obligations under finance leases are principally denominated in US dollars. The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases were as follows: Minimum lease payments 2016 RMB million Present values of minimum lease payments 2016 RMB million Minimum lease payments 2015 RMB million Present values of minimum lease payments 2015 RMB million Within one year 8,123 6,447 7,377 6,109 In the second year 7,526 6,054 7,101 5,942 In the third to fifth years, inclusive 21,905 18,415 19,183 16,679 After the fifth year 33,277 30,125 25,167 23,669 Total 70,831 61,041 58,828 52,399 Less: amount repayable within one year (8,123) (6,447) (7,377) (6,109) Long-term portion 62,708 54,594 51,451 46,290

161 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 34. Borrowings 2016 2015 RMB million RMB million Non-current Long-term bank borrowings – secured (Note (a)) 7,169 14,766 – unsecured 3,435 5,642 Guaranteed bonds (Note (b)) 8,476 8,090 Unsecured bonds (Note (b)) 8,810 – 27,890 28,498 Current Current portion of long-term bank borrowings – secured (Note (a)) 1,724 2,609 – unsecured 135 10,369 Short-term bank borrowings – unsecured 9,983 7,537 Short-term debentures (Note (c)) 17,000 15,500 Guaranteed bonds (Note (b)) – 2,199 28,842 38,214 Total borrowings 56,732 66,712 The borrowings are repayable as follows: Within one year 28,842 38,214 In the second year 4,833 10,306 In the third to fifth years inclusive 13,281 8,224 After the fifth year 9,776 9,968 Total borrowings 56,732 66,712 Notes: (a) As at 31 December 2016, the secured bank borrowings of the Group were pledged by the related aircraft and buildings with an aggregate carrying amount of RMB17,559 million (2015: RMB29,147 million) (Note 18).

162 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 34. Borrowings (continued) Notes: (continued) (b) On 18 March 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which are payable annually. The principal of the bonds will mature and be repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 47(d)). On 15 June 2016, the Company issued three-year medium-term bonds with a principal amount of RMB3 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.15% per annum, which are payable annually. The principal of the bonds will mature and become repayable on 15 June 2019. On 14 July 2016, the Company issued five-year medium-term bonds with a principal amount of RMB4 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.39% per annum, which are payable annually. The principal of the bonds will mature and become repayable on 14 July 2021. On 20 July 2016, the Company issued three-year medium-term bonds with a principal amount of RMB1.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.00% per annum, which are payable annually. The principal of the bonds will mature and become repayable on 20 July 2019. On 28 September 2016, the Company issued three-year guaranteed notes with a principal amount of KRW120 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.05% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on 28 September 2019. Korean Development Bank has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds. On 28 September 2016, the Company issued three-year notes with a principal amount of KRW55 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 2.85% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on 28 September 2019. On 24 October 2016, the Company issued ten-year corporate bonds with a total principal amount of RMB3 billion, of which bonds of RMB1.5 billion bear interest at the rate of 3.03% per annum and the remaining bonds of RMB1.5 billion bear interest at the rate of 3.30% per annum. The bonds are payable annually. The principal of the bonds will mature and become repayable on 24 October 2026. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 47(d)). (c) On 20 April 2016, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.80% per annum. On 8 June 2016, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 270 days. The debentures bear interest at the rate of 2.80% per annum. On 21 September 2016, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.58% per annum. On 20 October 2016, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.50% per annum. On 2 November 2016, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 176 days. The debentures bear interest at the rate of 2.81% per annum. On 8 November 2016, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 178 days. The debentures bear interest at the rate of 2.81% per annum. On 10 November 2016, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 180 days. The debentures bear interest at the rate of 2.81% per annum.

163

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

34. Borrowings (continued)

The terms of the long-term borrowings were summarised as follows:

	Interest rate and final maturities	2016 RMB million	2015 RMB million
Long-term bank borrowings			
RMB denominated	interest rates ranging from 3.40% to 4.41% with final maturities through 2021 (2015: 5.75% to 5.90%)	3,278	280
USD denominated	interest rates ranging from 6 month libor +0.75% to 6 months libor +3.75% with final maturities through 2025 (2015: 6 months libor +0.50% to 6 months libor +3.75%)	4,970	33,106
EUR denominated	interest rates at 3 months Euribor+0.5% with final maturities through 2026 (2015:Nil)	4,215	–
Guaranteed bonds			
RMB denominated	interest rates ranging from 3.03% to 5.05% with final maturities through 2026 (2015: 3.88% to 5.05%)	7,792	10,289
KRW denominated	interest rate at 2.05% with final maturities through 2019 (2015:nil)	684	–
Unsecured bonds			
RMB denominated	interest rates ranging from 3.00% to 3.39% with final maturities through 2021 (2015:Nil)	8,500	–
KRW denominated	interest rate at 2.85% with final maturities through 2019 (2015:Nil)	310	–
Total long term borrowings		29,749	43,675

Short-term borrowings of the Group are repayable within one year. As at 31 December 2016, the interest rates relating to such borrowings ranged from 1.49% to 4.35% per annum (2015: 1.49% to 3.48% per annum).

164 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 35. Provision for Return Condition Checks for Aircraft Under Operating Leases 2016 RMB million 2015 RMB million At 1 January 3,503 3,884 Accrual 1,010 968 Utilisation (843) (1,349) At 31 December 3,670 3,503 Less: current portion (1,175) (1,281) Long-term portion 2,495 2,222 In respect of aircraft and engines under operating leases, the Group has obligations to fulfil certain return conditions under the leases. The balance as at 31 December 2016 and 2015 represented the provision for the estimated cost of these return condition checks which is made on a straight-line basis over the term of the leases. 36. Other Long-Term Liabilities 2016 2015 RMB million RMB million Fair value of unredeemed points awarded under the Group’s frequent flyer programmes 1,750 1,739 Long-term duties and levies payable relating to finance leases 1,608 1,713 Other long-term payables 1,151 1,053 4,509 4,505 Less: current portion included in other payables and accrued expenses (Note 32) (635) (515) Long-term portion 3,874 3,990 37. Pension, Medical Insurance and Post-Retirement Benefits (a) Pension The group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the group companies operate. Substantially all of the Group’s PRC employees are eligible to participate in this defined contribution retirement schemes. In addition, the group companies implemented an additional defined contribution retirement pension scheme for eligible employees since 2014. For the year ended 31 December 2016, the Group’s pension costs charged to profit or loss amounted to RMB1,769 million (2015: RMB1,479 million). (b) Medical insurance Majority of the Group’s PRC employees participate in the medical insurance schemes organised by municipal governments. For the year ended 31 December 2016, the Group’s medical insurance contributions charged to profit or loss amounted to RMB606 million (2015: RMB563 million).

165 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 37. Pension, Medical Insurance and Post-Retirement Benefits (continued) (c) Post-retirement benefits In addition to the above schemes, the Group provides eligible retirees with other post-retirement benefits, including retirement subsidies, transportation allowance as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and etc. The plan is exposed to interest rate risk and the risk of changes in the life expectancy for pensioners. The most recent actuarial valuation of the post-retirement benefit obligations was carried out at 31 December 2016 with assistance from a third party consultant using the projected unit credit actuarial valuation method. The post-retirement benefit obligations recognised in the consolidated statement of financial position are as follows: 2016 2015 RMB million RMB million Post-retirement benefit obligations 3,063 2,750 Less: current portion (173) (181) Long-term portion 2,890 2,569 The principal actuarial assumptions utilised as at the end of the reporting period are as follows: 2016 2015 Discount rates for post-retirement benefits 3.50% 3.30% Mortality rate China Insurance Life Mortality Table (2010-2013). CL5 for Male and CL6 for Female China Insurance Life Mortality Table (2000-2003). CL3 for Male and CL4 for Female Annual increase rate of post-retirement medical expenses 6.50% 6.50% Inflation rate of pension benefits 2.50% 2.50%

166 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 37. Pension, Medical Insurance and Post-Retirement Benefits (continued) (c) Post-retirement benefits (continued) A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below: Increase in rate Increase/ (decrease) in post-retirement benefit obligation Decrease in rate Increase/ (decrease) in post-retirement benefit obligation% RMB million% RMB million 2016 Discount rate for post-retirement benefits 0.25 (95) 0.25 100 Annual increase rate of pension benefits 1.00 325 1.00 (275) Annual increase rate of medical expenses 1.00 46 1.00 2015 Discount rate for post-retirement benefits 0.25 (86) 0.25 90 Annual increase rate of pension benefits 1.00 292 1.00 (247) Annual increase rate of medical expenses 1.00 41 1.00 (34) The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period. Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows: 2016 RMB million 2015 RMB million Within the next 12 months 173 181 Between 2 and 5 years 706 662 Between 5 and 10 years 894 831 Over 10 years 3,342 2,739 Total expected payments 5,115 4,413 The average duration of the post-retirement benefit obligations at the end of 2016 was 13 years and a half. (2015: 13 years).

167 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 37. Pension, Medical Insurance and Post-Retirement Benefits (continued) (c) Post-retirement benefits (continued) The movements in the post-retirement benefit obligations were as follows: 2016 Pension cost charged to profit or loss Remeasurement (gains)/losses in other comprehensive income 1 January 2016 Service cost Net interest Sub-total included in profit or loss Actuarial changes arising from changes in financial assumptions Actuarial changes arising from changes in demographic assumptions Experience adjustments Sub-total included in other comprehensive income Benefit settled 31 December 2016 RMB million RMB million RMB million RMB million RMB million RMB million RMB million RMB million RMB million RMB million Defined benefit obligations/ benefit liability 2,750 – 8 8 8 8 (80) 37 3 117 41 0 (18 5) 3,063 2015 Pension cost charged to profit or loss Remeasurement (gains)/losses in other comprehensive income 1 January 2015 Service cost Net interest Sub-total included in profit or loss Actuarial changes arising from changes in financial assumptions Actuarial changes arising from changes in demographic assumptions Experience adjustments Sub-total included in other comprehensive income Benefit settled 31 December 2015 RMB million RMB million RMB million RMB million RMB million RMB million RMB million RMB million RMB million RMB million Defined benefit obligations/ benefit liability 3,03 2 – 11 4 11 4 – 5 6 (25 2) (19 6) (20 0) 2,75 0 38. Deferred Taxation Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position: 2016 2015 RMB million RMB million Deferred tax assets 79 243 Deferred tax liabilities (86) (8) Net deferred tax (liabilities)/assets (7) 235

168 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 38. Deferred Taxation (continued) Movements in the net deferred tax (liabilities)/assets were as follows: 2016 RMB million 2015 RMB million At 1 January 235 144 (Charged)/credited to profit or loss (Note 14) (146) 113 Charged to other comprehensive income (96) (22) At 31 December (7) 235 The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following: 2016 2015 RMB million RMB million Deferred tax assets: Impairment provision for obsolete flight equipment spare parts 22 43 Impairment provision for receivables 70 80 Impairment provision for property, plant and equipment 11 26 Derivative financial instruments 15 25 Impairment provision for available-for-sale investments 25 25 Other payables and accruals 88 89 Tax losses – 133 Aged payables 7 – 238 421 Deferred tax liabilities: Depreciation and amortisation (85) (136) Available-for-sale investments (123) (39) Derivative financial instruments (37) (11) (245) (186) (7) 235

169 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 38. Deferred Taxation (continued) Movements in the net deferred tax assets/(liabilities) of the Group for the year were as follows: At the beginning of the year (Charged)/ credited to profit or loss (Charged)/ credited to other comprehensive income At the end of the year RMB million RMB million RMB million RMB million For the year ended 31 December 2016 Impairment provision for flight equipment spare parts 43 (21) – 22 Impairment provision for receivables 80 (10) – 70 Impairment provision for property, plant and equipment 26 (15) – 11 Derivative financial instruments 25 – (10) 15 Impairment provision for available-for-sale investments 25 – – 25 Other payables and accruals 89 (1) – 88 Tax losses 133 (133) – – Aged payables – 7 – 7 421 (173) (10) 238 Depreciation and amortisation (136) 51 – (85) Available-for-sale investments (39) (24) (60) (123) Derivative financial instruments (11) – (26) (37) (186) 27 (86) (245) Net deferred tax assets/(liabilities) 235 (146) (96) (7)

170 China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

38. Deferred Taxation (continued)

	At the beginning of the year RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2015				
Impairment provision for flight equipment spare parts	32	11	–	43
Impairment provision for receivables	23	57	–	80
Impairment provision for property, plant and equipment	23	3	–	26
Derivative financial instruments	9	(7)	23	25
Impairment provision for available-for-sale investments	–	25	–	25
Other payables and accruals	183	(94)	–	89
Tax losses	96	37	–	133
	366	32	23	421
Depreciation and amortisation	(208)	72	–	(136)
Available-for-sale investments	(5)	–	(34)	(39)
Derivative financial instruments	(9)	9	(11)	(11)
	(222)	81	(45)	(186)
Net deferred tax assets	144	113	(22)	235

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognised:

	2016		2015	
	Deferred taxation RMB million	**Temporary differences RMB million**	Deferred taxation RMB million	Temporary differences RMB million
Tax losses carried forward	**409**	**1,637**	489	1,956
Other deductible temporary differences	**32**	**128**	49	195
Total unrecognised deferred tax assets	**441**	**1,765**	538	2,151

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group's tax losses carried forward will expire between 2017 and 2021.

As at 31 December 2016, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. As there are still uncertainties around the Group's future operating results, such as future fuel prices and market competition, management assessed that for certain subsidiaries there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognised.

171 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 39. Derivative Financial Instruments Assets Liabilities 2016 2015 2016 2015 RMB million RMB million RMB million RMB million At 31 December Interest rate swaps (Note (a)) 137 22 47 101 Forward foreign exchange contracts (Note (b)) 11 16 11 – Cross currency swap (Note (c)) – 7 – – Total 148 45 58 101 Less: current portion – Interest rate swaps – – – (4) – Forward foreign exchange contracts (11) – (11) – (11) – (11) (4) Non-current portion 137 45 47 97 Notes: (a) Interest rate swaps The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3). The interest rate swaps entered into by the Group for swapping floating interest rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at 31 December 2016, the notional amount of the outstanding interest rate swap agreements was approximately USD1,636 million (2015: USD1,466 million). These agreements will expire between 2018 and 2025. Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows: 2016 2015 RMB million RMB million Realised losses (recorded in finance costs) (122) (134) Unrealised mark to market gains – cash flow hedges (recognised in other comprehensive income) 166 2 – fair value hedges (recognised in gain on fair value changes of derivative financial instruments) 2 6 46 (126)

172 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 39. Derivative Financial Instruments (continued) Notes: (continued) (b) Forward foreign exchange contracts The Group uses foreign exchange forward contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3). The Group’s foreign exchange forward contracts for selling foreign currency (i.e., JPY) and purchasing USD at fixed exchange rates are accounted for as cash flow hedges. As at 31 December 2016, the notional amount of the outstanding currency forward contracts was approximately USD440 million (2015: USD12 million), which will expire in 2017. Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows: 2016 2015 RMB million RMB million Realised gains (recorded in finance costs) 5 15 Unrealised mark to market losses – cash flow hedges (recognised in other comprehensive income) (16) (11) (11) 4 (c) Cross currency swap The Group uses cross currency swap to reduce the risk of changes in currency exchange rates and market interest rates. The cross currency swap entered into by the Group for swapping US dollars floating interest rates (LIBOR) into Euro floating interest rates (EURIBOR), is accounted for as a cash flow hedge. As at 31 December 2016, there were no outstanding cross currency swap (2015:USD38 million). Realised and unrealised gain and loss arising from the valuation of the contract has been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows: 2016 2015 RMB million RMB million Realised gains (recorded in finance costs) 5 – Unrealised mark to market gains/(losses) – cash flow hedge (recognised in other comprehensive income) (7) 7 (2) 7

173 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 40. Financial Instruments by Category 2016 Loans and receivables Assets at fair value through profit or loss Derivatives used for hedging Available for sale Total RMB million RMB million RMB million RMB million RMB million Financial assets Available-for-sale investments – – – 645 645 Derivative financial instruments – – 148 – 148 Trade and notes receivables 2,660 – – – 2,660 Other receivables 2,937 – – – 2,937 Restricted bank deposits and short-term bank deposits 43 – – – 43 Cash and cash equivalents 1,695 – – – 1,695 Other non-current assets 285 – – – 285 Total 7,620 – 148 645 8,413 2016 Liabilities at fair value through profit or loss Derivatives used for hedging Loans and borrowings Total RMB million RMB million RMB million RMB million Financial liabilities Borrowings – – 56,732 56,732 Obligations under finance leases – – 61,041 61,041 Derivative financial instruments – 58 – 58 Trade and bills payables – – 3,376 3,376 Other payables – – 12,942 12,942 Total – 58 134,091 134,149

174 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 40. Financial Instruments by Category (continued) 2015 Loans and receivables Assets at fair value through profit or loss Derivatives used for hedging Available for sale Total RMB million RMB million RMB million RMB million RMB million Financial assets Available-for-sale investments – – – 452 452 Derivative financial instruments – – 45 – 45 Trade and notes receivables 2,867 – – – 2,867 Other receivables 3,438 – – – 3,438 Restricted bank deposits and short-term bank deposits 35 – – – 35 Cash and cash equivalents 9,080 – – – 9,080 Other non-current assets 338 – – – 338 Total 15,758 – 45 452 16,255 2015 Liabilities at fair value through profit or loss Derivatives used for hedging Loans and borrowings Total RMB million RMB million RMB million RMB million Financial liabilities Borrowings – – 66,712 66,712 Obligations under finance leases – – 52,399 52,399 Derivative financial instruments 2 99 – 101 Trade and bills payables – – 3,712 3,712 Other payables – – 11,721 11,721 Total 2 99 134,544 134,645

175

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

41. Share Capital

	2016 RMB million	2015 RMB million
Registered, issued and fully paid of RMB1.00 each		
A shares listed on The Shanghai Stock Exchange ("A Shares")	**9,808**	8,481
– Tradable shares held by CEA Holding with trading moratorium	**–**	242
– Tradable shares held by CES Finance Holding Co., Limited with trading moratorium	**–**	457
– Tradable shares held by Shanghai Licheng Information Technology Consulting Co., Limited with trading moratorium	**466**	–
– Tradable shares held by China National Aviation Fuel Holding Company with trading moratorium	**466**	–
– Tradable shares held by China COSCO Shipping Corporation Limited with trading moratorium	**233**	–
– Tradable shares held by Caitong Fund Management Co., Limited with trading moratorium	**162**	–
– Tradable shares without trading moratorium	**8,481**	7,782
H shares listed on The Stock Exchange of Hong Kong Limited ("H Shares")	**4,659**	4,659
– Tradable shares held by CES Global Holdings (Hong Kong) Limited with trading moratorium	**–**	699
– Tradable shares without trading moratorium	**4,659**	3,960
	14,467	13,140

Pursuant to articles 49 and 50 of the Company's articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company's share capital is as follows:

	Number of shares in issue
At 1 January 2016	13,140
Issue of shares	1,327
At 31 December 2016	14,467

176 China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

42. Reserves

	Share premium RMB million	Capital reserve (Note (a)) RMB million	Hedging reserve RMB million	Statutory reserve (Note (b)) RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million
At 1 January 2015	20,190	(778)	(61)	–	(2,866)	815	17,300
Unrealised gains on cash flow hedges (Note 39)	–	–	10	–	–	–	10
Fair value movements in available-for-sale investments	–	–	–	–	82	–	82
Fair value changes of available-for-sale investments held by an associate	–	–	–	–	7	–	7
Actuarial gains on post-retirement benefit obligations	–	–	–	–	198	–	198
Acquisition of non-controlling interests	(252)	–	–	–	–	–	(252)
Transfer from retained profits	–	–	–	184	–	(184)	–
Issue of shares	2,389	–	–	–	–	–	2,389
Profit for the year	–	–	–	–	–	4,537	4,537
At 31 December 2015	22,327	(778)	(51)	184	(2,579)	5,168	24,271
At 1 January 2016	22,327	(778)	(51)	184	(2,579)	5,168	24,271
Unrealised gains on cash flow hedges (Note 39)	–	–	107	–	–	–	107
Fair value movements in available-for-sale investments	–	–	–	–	36	–	36
Fair value changes of available-for-sale investments held by an associate	–	–	–	–	(1)	–	(1)
Actuarial gains on post-retirement benefit obligations	–	–	–	–	(403)	–	(403)
Transfer from retained profits	–	–	–	144	–	(144)	–
Issue of shares	7,213	–	–	–	–	–	7,213
Profit for the year	–	–	–	–	–	4,498	4,498
Interim 2016 dividend	–	–	–	–	–	(738)	(738)
At 31 December 2016	29,540	(778)	56	328	(2,947)	8,784	34,983

Notes:

(a) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company's listing.

(b) Reserve funds

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

177 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 43. Disposal of a Subsidiary 2016 2015 RMB million RMB million Net assets disposed of: Cash and bank balances – 8 Lease prepayments – 137 Other payables and accruals – (137) Gain on disposal of a subsidiary – 41 – 49 2016 2015 RMB million RMB million Satisfied by: Cash – 49 An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows: 2016 2015 RMB million RMB million Cash consideration – 49 Cash and bank balances disposed of – (8) Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary – 41

178 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 44. Partly-owned Subsidiaries with Material Non-controlling Interests Details of the Group’s subsidiaries that have material non-controlling interests are set out below: 2016 2015 Percentage of equity interest held by non-controlling interests: CEA Jiangsu 37.44% 37.44% CEA Yunnan 9.64% 9.64% CEA Wuhan 40.00% 40.00% China Cargo 17.00% 17.00% 2016 2015 RMB million RMB million Profit for the year allocated to non-controlling interests: CEA Jiangsu 191 174 CEA Yunnan 75 120 CEA Wuhan 173 207 China Cargo 29 2 Dividends paid to non-controlling interests of CEA Jiangsu 56 37 Accumulated balances of non-controlling interests at the reporting dates: CEA Jiangsu 1,236 1,104 CEA Yunnan 574 499 CEA Wuhan 1,249 1,074 China Cargo (105) (132)

179

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

44. Partly-owned Subsidiaries with Material Non-controlling Interests (continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2016	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million	China Cargo RMB million
Revenue	7,298	9,054	3,706	3,770
Total expenses	6,787	8,280	3,273	3,598
Profit for the year	511	774	433	172
Total comprehensive income for the year	503	774	438	157
Current assets	1,260	990	79	1,595
Non-current assets	8,163	16,153	6,108	1,525
Current liabilities	1,971	3,056	1,216	2,834
Non-current liabilities	4,149	8,134	1,849	889
Net cash flows from operating activities	1,937	3,178	(196)	279
Net cash flows (used in)/from investing activities	(675)	(1,098)	428	11
Net cash flows used in financing activities	(1,301)	(2,096)	(241)	(11)
Effect of foreign exchange rate changes, net	–	–	–	(1)
Net (decrease)/increase in cash and cash equivalents	(39)	(16)	(9)	278

2015	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million	China Cargo RMB million
Revenue	6,431	9,518	3,486	4,325
Total expenses	5,965	8,273	2,968	4,316
Profit for the year	466	1,245	518	9
Total comprehensive income for the year	469	1,245	521	12
Current assets	2,080	2,936	2,570	1,314
Non-current assets	8,149	14,880	3,412	1,724
Current liabilities	2,444	4,565	1,307	2,875
Non-current liabilities	4,836	8,073	1,991	923
Net cash flows from operating activities	574	2,293	257	702
Net cash flows from/(used in) investing activities	74	(1,371)	(114)	(71)
Net cash flows used in financing activities	(617)	(934)	(145)	(668)
Effect of foreign exchange rate changes, net	1	14	–	1
Net increase/(decrease) in cash and cash equivalents	32	2	(2)	(36)

180 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 45. Notes to the Statement of Consolidated Cash Flows (a) Cash generated from operations 2016 2015 RMB million RMB million Profit before income tax 6,497 5,667 Adjustments for: Depreciation of property, plant and equipment and amortisation of other non-current assets 12,345 10,710 Amortisation of intangible assets 129 85 Depreciation of investment properties 11 4 Amortisation of lease prepayments 63 60 Gains on disposal of property, plant and equipment (74) (377) Gain on disposal of lease prepayments (3) (1) Gain on disposal of investment in a subsidiary – (41) Gain on disposal of investment in an associate (12) – Gain on disposal of available-for-sale investments (95) (33) Dividend income from available-for-sale investments (28) (13) Share of results of associates (148) (126) Share of results of joint ventures (39) (26) Net foreign exchange losses 3,246 5,480 Gain on fair value changes of derivative financial instruments (2) (6) Impairment charges 29 228 Interest income (96) (66) Interest expense 2,641 2,075 Operating profit before working capital changes 24,464 23,620 Changes in working capital Flight equipment spare parts (202) 117 Trade and notes receivables 208 985 Prepayments and other receivables (839) (2,011) Restricted bank deposits and short-term bank deposits (8) – Sales in advance of carriage 1,836 777 Trade and bills payables (336) 1,629 Other payables and accruals 1,424 (234) Staff housing allowances (57) 105 Other long-term liabilities (883) 1,164 Post-retirement benefit obligations 321 (282) Provision for return condition checks for aircraft under operating leases 167 (381) Operating lease deposits 59 46 Cash generated from operations 26,154 25,535

181 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 45. Notes to the Statement of Consolidated Cash Flows (continued) (b) Major non-cash transactions 2016 2015 RMB million RMB million Finance lease obligations incurred for acquisition of aircraft 8,838 21,887 46. Commitments (a) Capital commitments The Group had the following capital commitments: 2016 2015 RMB million RMB million Contracted for: – Aircraft, engines and flight equipment (Note) 123,019 106,666 – Other property, plant and equipment 9,550 3,923 – Investments 140 – 132,709 110,589 Note: Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts, were expected to be paid as follows: 2016 RMB million 2015 RMB million Within one year 28,384 23,781 In the second year 32,306 26,642 In the third year 28,983 25,579 In the fourth year 18,334 18,793 Over four years 15,012 11,871 123,019 106,666 The above capital commitments represent the future outflow of cash or other resources.

182 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 46. Commitments (continued) (b) Operating lease commitments As at the reporting date, the Group had commitments to pay future minimum lease rentals under operating leases as follows: 2016 2015 RMB million RMB million Aircraft, engines and flight equipment Within one year 3,814 4,308 In the second year 3,124 3,676 In the third to fifth years, inclusive 7,616 7,962 After the fifth year 7,605 8,977 22,159 24,923 Land and buildings Within one year 362 299 In the second year 225 219 In the third to fifth years, inclusive 411 410 After the fifth year 732 814 1,730 1,742 23,889 26,665 47. Related Party Transactions The Group is controlled by CEA Holding, which directly owns 35.06% of the Company’s shares as at 31 December 2016 (2015: 38.61%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 31 December 2016 (2015: 19.99% and 3.48%). The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members. For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

183

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

47. Related Party Transactions (continued)

(a) Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Finance Company	Associate of the Company
Eastern Import & Export and its subsidiaries ("Eastern Import & Export")	Associate of the Company
Shanghai P&W	Associate of the Company
Eastern Advertising	Associate of the Company
Jetstar Hong Kong	Associate of the Company
Collins Aviation	Associate of the Company
CAE Melbourne	Joint venture of the Company
Wheels & Brakes	Joint venture of the Company
Technologies Aerospace	Joint venture of the Company
China Kaiya	Joint venture of the Company
Shanghai Hute	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries ("CEA Development")	Controlled by the same parent company
China Eastern Air Catering Investment Co., Limited and its subsidiaries ("Eastern Air Catering")	Controlled by the same parent company
CES International Financial Leasing Corporation Limited ("CES Lease Company")	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Limited ("Eastern Investment")	Controlled by the same parent company
Beijing Eastern Airlines Investment Co., Limited ("Beijing Dongtou")	Controlled by the same parent company
TravelSky Technology Limited ("TravelSky")	A director and vice president of the Company is a director of Travelsky

(b) Related party transactions

			Income or receipts/ (expense or payments)	
Nature of transactions	Related party	Pricing policy decision	2016 RMB million	2015 RMB million
Interest income on deposits	Eastern Air Finance Company	(iv)	23	20
Interest income on loans	Jetstar Hong Kong	(iv)	–	1
Interest expense on loans	Eastern Air Finance Company	(iv)	(10)	(11)
	CEA Holding	(iv)	(1)	–
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(ii)	(105)	(119)

184 China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

47. Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transactions	Related party	Pricing policy decision	Income or receipts/ (expense or payments) 2016 RMB million	2015 RMB million
Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	(ii)	(176)	(137)
	Technologies Aerospace	(ii)	(252)	(193)
	Shanghai P&W	(ii)	(2,049)	(1,717)
	Shanghai Hute	(ii)	(84)	–
Supply of cabin cleaning services	Eastern Advertising	(ii)	(21)	–
Supply of logistics services	Eastern Import & Export	(ii)	(72)	–
Supply of system services	China Kaiya	(ii)	(79)	(45)
Supply of food and beverages*	Eastern Air Catering	(i)	(1,054)	(1,058)
	CEA Development	(i)	(51)	(38)
	Eastern Import & Export	(i)	(50)	(32)
Cargo handling income	Eastern Import & Export	(iii)	15	–
Advertising expense*	Eastern Advertising	(ii)	(36)	(24)
Media royalty fee	Eastern Advertising	(iii)	17	26
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(ii)	(86)	(86)
Equipment maintenance fee	Collins Aviation	(ii)	(30)	(26)
	CEA Development	(ii)	(11)	(24)
Property management and green maintenance expenses*	CEA Development	(ii)	(59)	(52)
Supply of hotel accommodation service	CEA Development	(ii)	(91)	(39)
Land and building rental*	CEA Holding	(ii)	(54)	(52)
Disposal of a subsidiary	Eastern Investment	(v)	–	49
Payments on finance leases*	CES Lease Company	(ii)	(2,721)	(216)
Civil aviation information network services**	TravelSky	(ii)	(590)	(454)
Flight training fee	CAE Melbourne	(ii)	(68)	–

185 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 47. Related Party Transactions (continued) (b) Related party transactions (continued) (i) The Group’s pricing policies on products purchased from related parties are mutually agreed between contract parties. (ii) The Group’s pricing policies on services provided by related parties are mutually agreed between contract parties. (iii) The Group’s pricing policies on services provided to related parties are mutually agreed between contract parties. (iv) The Group’s pricing policies on related party interest rates are mutually agreed between contract parties by reference to the benchmark interest rates. (v) The Group’s pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices. * These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). ** This related party transaction constitutes continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange. (c) Balances with related parties (i) Amounts due from related parties 2016 2015 RMB million RMB million Prepayments and other receivables Eastern Import & Export 536 31 China Kaiya – 11 Technologies Aerospace 16 5 Beijing Dongtou – 88 Eastern Air Catering 57 – Others 7 4 616 139 All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms. (ii) Amounts due to related parties 2016 2015 RMB million RMB million Trade and bills payables Eastern Import & Export 85 295 Eastern Air Catering 37 37 Technologies Aerospace 45 5 Wheels & Brakes – 8 CEA development 19 2 Collins Aviation 2 1 CEA Holding 3 1 TravelSky – 548 Shanghai Hute 19 – Others 4 – 214 897

186 China Eastern Airlines Corporation Limited
Annual Report 2016

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

47. Related Party Transactions (continued)

(c) Balances with related parties (continued)

(ii) Amounts due to related parties (continued)

	2016 RMB million	2015 RMB million
Other payables and accruals		
Eastern Import & Export	240	303
Shanghai P&W	324	259
Eastern Air Catering	166	253
CEA Holding	303	160
Collins Aviation	–	3
Shanghai Hute	20	–
Technologies Aerospace	29	25
Wheels & Brakes	26	3
Jetstar Hong Kong	–	10
CEA Development	72	61
TravelSky	963	223
Eastern Advertising	18	–
Others	5	5
	2,166	1,305

	2016 RMB million	2015 RMB million
Obligations under finance leases		
CES Lease Company	5,521	5,826

Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii) Short-term deposits and borrowings with associates and CEA Holding

	Average interest rate			
	2016	2015	2016 RMB million	2015 RMB million
Short-term deposits (included in cash and cash equivalents)				
Eastern Air Finance Company	0.35%	0.35%	1,296	729
Long-term borrowings (included in borrowings)				
CEA Holding	3.48%	–	28	–

187

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2016

47. Related Party Transactions (continued)

(d) Guarantees by the holding company

As at 31 December 2016, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2015: RMB4.8 billion) (Note 34(b)).

(e) Key management compensation

The compensation paid or payable to key management for employee services mainly comprising of salaries and other short-term employee benefits was analysed as below:

	2016 RMB million	2015 RMB million
Directors and supervisors	**2**	3
Senior management	**4**	3
	6	6

48. Dividends

	2016 RMB million	2015 RMB million
Interim – RMB5.1 cents (2015: Nil) per ordinary share	**738**	–
Proposed final – RMB4.9 cents (2015: nil) per ordinary share	**709**	–
	1,447	–

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

49. Events After the Reporting Period

Up to 30 March 2017, the Company issued three phases of short-term debentures with total principal for RMB7.0 billion and the maturity from 90 days to 180 days to institutional investors in the national interbank bond market. The debentures bear interest at the rate of 3.00% per annum to 3.60% per annum.

On 29 November 2016, the Company announced the decision of its Board to transfer 100% equity interest in Eastern Logistics, a wholly-owned subsidiary of the Company, to Eastern Airlines Industry Investment Company, a wholly-owned subsidiary of CEA Holding, based on the result of appraisal conducted by asset-based approach for a consideration of RMB2,433 million. Eastern Logistics engages in cargo logistics services. The Group has decided to cease its freight logistics business because it plans to focus relevant resources on operating its air passenger transportation business in the future. The disposal of Eastern Logistics is subject to shareholders' approval and was approved by the shareholders on 17 January 2017. As at 31 December 2016, Eastern Logistics is included in the reportable segment of "airline transportation operations" in the Note 7 to the financial statements. At of 8 February 2017, the transfer of 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment Company Limited and the industrial and commercial registration of such transfer have been completed. As such, since the completion of the share transfer, Eastern Logistics has ceased to be a subsidiary of the Company.

188 China Eastern Airlines Corporation Limited Annual Report 2016 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 50. Statement of Financial Position of the Company Information about the statement of financial position of the Company at the end of the reporting period is as follows: 31 December 2016 31 December 2015 RMB million RMB million Non-current assets Intangible assets 11,598 11,503 Property, plant and equipment 98,515 84,207 Investment properties 31 – Lease prepayments 1,078 1,157 Advanced payments on acquisition of aircraft 23,357 21,207 Investments in subsidiaries 14,216 14,216 Investments in associates 1,009 1,009 Investments in joint ventures 323 323 Available-for-sale investments 570 388 Other non-current assets 2,123 2,935 Deferred tax assets – 137 Derivative financial instruments 137 45 152,957 137,127 Current assets Flight equipment spare parts 38 38 Trade and notes receivables 6,305 6,725 Prepayments and other receivables 17,263 12,763 Derivative financial instruments 11 – Restricted bank deposits and short-term bank deposits 26 27 Cash and cash equivalents 976 8,015 24,619 27,568 Current liabilities Sales in advance of carriage 7,294 5,535 Trade and bills payables 7,438 8,876 Other payables and accruals 22,993 25,116 Current portion of obligations under finance leases 4,002 3,628 Current portion of borrowings 27,407 32,836 Current portion of provision for return condition checks for aircraft under operating leases 547 585 Derivative financial instruments 11 4 69,692 76,580 Net current liabilities (45,073) (49,012) Total assets less current liabilities 107,884 88,115

189 Notes to the Financial Statements (Prepared in accordance with International Financial Reporting Standards) 31 December 2016 50. Statement of Financial Position of the Company (continued) Information about the statement of financial position of the Company at the end of the reporting period is as follows (cont’d): 31 December 2016 31 December 2015 RMB million RMB million Non-current liabilities Obligations under finance leases 36,203 28,037 Borrowings 23,033 20,734 Provision for return condition checks for aircraft under operating leases 741 713 Other long-term liabilities 2,075 1,927 Post-retirement benefit obligations 2,148 2,064 Deferred tax liabilities 95 16 Derivative financial instruments 47 97 64,342 53,588 Net assets 43,542 34,527 Equity Capital and reserves attributable to the equity holders of the Company – Share capital 14,467 13,140 – Reserves 29,075 21,387 Total equity 43,542 34,527 Note: A summary of the Company’s reserves is as follows: Share premium Capital reserve Hedging reserve Statutory reserve Other reserves Retained profits Total RMB million RMB million RMB million RMB million RMB million RMB million RMB million At 1 January 2015 20,464 (720) (61) – (2,301) (385) 16,997 Unrealised gains on cash flow hedges (Note 39) – – 10 – – – 10 Fair value movements in available for- sale investments – – – – 73 – 73 Actuarial gains on post-retirement benefit obligations – – – – 185 – 185 Issue of shares 2,389 – – – – – 2,389 Transfer from retained profits – – – 184 – (184) – Profit for the year – – – – – 1,73 3 1,73 3 At 31 December 2015 22,85 3 (72 0) (5 1) 18 4 (2,04 3) 1,16 4 21,38 7 Unrealised gains on cash flow hedges (Note 39) – – 107 – – – 107 Fair value movements in available for- sale investments – – – – 31 – 31 Fair value changes of available for- sale investments held by an associate – – – – (1) – (1) Actuarial gains on post-retirement benefit obligations – – – – (345) – (345) Issue of shares 7,213 – – – – – 7,213 Transfer from retained profits – – – 144 – (144) – Profit for the year – – – – – 1,421 1,421 Interim 2016 dividend – – – – – (73 8) (73 8) At 31 December 2016 30,06 6 (72 0) 5 6 32 8 (2,35 8) 1,70 3 29,075

190 China Eastern Airlines Corporation Limited Annual Report 2016 Supplementary Financial Information The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards. Consolidated Statement of Profit or Loss (Prepared in accordance with the PRC Accounting Standards) For the year ended 31 December 2016 2016 2015 RMB million RMB million Revenue 98,560 93,844 Less: Cost of operation (82,587) (77,146) Taxes and surcharges (237) (178) Selling and distribution expenses (5,693) (6,136) General and administrative expenses (3,019) (2,914) Finance costs, net (6,393) (7,269) Impairment loss (29) (228) Add: Fair value gain 2 6 Investment income 322 239 Operating profit 926 218 Add: Non-operating income 5,687 5,486 Less: Non-operating expenses (106) (33) Total profit 6,507 5,671 Less: Income tax (1,542) (624) Net profit 4,965 5,047 Attributable to: – Equity holders of the Company 4,508 4,541 – Non-controlling interests 457 506 4,965 5,047

191 Supplementary Financial Information Condensed Consolidated Statement of Financial Position (Prepared in accordance with the PRC Accounting Standards) 31 December 2016 2016 2015 RMB million RMB million Assets Current assets 15,888 23,078 Long-term investment 2,060 2,061 Fixed assets and construction in progress 176,506 154,408 Goodwill 9,028 9,028 Intangible assets and non-current assets 6,490 6,891 Deferred tax assets 79 243 Total assets 210,051 195,709 Liabilities and equity Current liabilities 68,079 74,384 Non-current liabilities 91,790 83,666 Deferred tax liabilities 86 8 Total liabilities 159,955 158,058 Equity holders of the Company 47,186 35,137 Non-controlling interests 2,910 2,514 Total equity 50,096 37,651 Total liabilities and equity 210,051 195,709

192 China Eastern Airlines Corporation Limited Annual Report 2016 Supplementary Financial Information (A) Significant Differences Between IFRSs and PRC Accounting Standards The Group’s accounting policies adopted in the financial statements prepared by management in accordance with IFRSs, differ in certain aspects from those adopted in the financial statements prepared by management in accordance with the PRC Accounting Standards. The aforesaid differences which have a significant effect on the consolidated profit attributable to equity holders of the Company and consolidated net assets attributable to equity holders of the Company are summarised as follows: 2016 2015 RMB million RMB million Consolidated profit attributable to equity holders of the Company As stated in accordance with PRC Accounting Standards 4,508 4,541 Impact of IFRSs and other adjustments: – Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation (b) (10) (4) As stated in accordance with IFRSs 4,498 4,537 2016 2015 RMB million RMB million Consolidated net assets attributable to equity holders of the Company As stated in accordance with the PRC Accounting Standards 47,186 35,137 Impact of IFRSs and other adjustments: – Intangible assets (goodwill) (a) 2,242 2,242 – Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation (b) 31 41 – Non-controlling interests (c) (6) (6) – Others (3) (3) As stated in accordance with IFRSs 49,450 37,411 (a) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRSs and the PRC Accounting Standards, which result in a difference in the intangibles/goodwill recognised arising from the acquisition. (b) Under the PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their cost on a straight-line basis over their expected useful lives of 10 to 15 years to their residual value of 3%. With effect from 1 July 2001, depreciation of aircraft under the PRC Accounting Standards is calculated to write off their cost on a straight-line basis over their expected useful lives of 15 to 20 years to their residual value of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRSs and the PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed of. (c) This difference results from the influence of the above items on non-controlling interests.

CHINA EASTERN www.ceair.com